UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 29, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X

Enclosure: Press release
ANGLOGOLD ASHANTI LIMITED – SUSTAINABLE DEVELOPMENT
REPORT FOR THE YEAR ENDED DECEMBER 31, 2017

CONTENTS AND KEY FEATURES
SUSTAINABLE DEVELOPMENT REPO RT
2017
1
How to use
this report
Click to expand
Table of contents

The view of Executive
Vice President, Sustainable
Development

From the Chairperson
of the Social, Ethics and
Sustainability Committee

From the desk of the CEO

Material issues

Our 2017 suite
of reports

Data tables

Our Sustainable
Development journey
Our 2017 performance
About this report
Leadership
Strategy
Material issues
Reporting assurance
Data tables

CORPORATE PROFILE
AngloGold Ashanti, an international gold mining company with a globally diverse, high-quality portfolio of operations and projects, is headquartered in Johannesburg, South Africa. Measured by production,
AngloGold Ashanti is the third-largest gold mining company in the world.
AngloGold Ashanti produced 3.755Moz of gold in 2017, generating $4,356m in gold income, utilising $953m capital expenditure. AngloGold Ashanti has an attributable Ore Reserve of
49.5Moz of gold and an attributable Mineral Resource of 208.2Moz.
OUR BUSINESS OBJECTIVES
Focus on people,
safety and
sustainability
Optimise overhead,
costs and capital
expenditure
Our business must operate
according to our values if it is
to remain sustainable in the
long term.
All spending decisions must
be checked and double
checked to ensure they are
necessary to fulﬁll our core
business objective.
Improve
portfolio quality
We have a portfolio of
assets that must be actively
managed as we strive for a
competitive valuation as a
business.
Ensure ﬁnancial
ﬂexibility
Maintain long-term
optionality
The balance sheet is the
foundation of our company
and we must ensure it
always remains able to meet
our core funding needs.
While we are focused on
ensuring the most efﬁcient
day-to-day operation of our
business we must keep an
eye on creating a competitive
pipeline of long-term
opportunities.
SUSTAINABLE DEVELOPMENT REPORT
2017
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Our 2017 performance
About this report
Leadership
Strategy
Material issues
Reporting assurance
Data tables

OUR 2017 PERFORMANCE
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From the Chairperson of the Social, Ethics and
Sustainability Committee
5
From the desk of the CEO
7
View of the Executive Vice President
Sustainable Development
9
LEADERSHIP
MESSAGES
SECTION 2
Leaders set the company’s direction
and tone within the organisation.
This is a powerful shaper of our
sustainability maturity.
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About this report
Leadership
Strategy
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Our 2017 performance
Reporting assurance
Data tables

FROM THE CHAIRPERSON OF THE
SOCIAL, ETHICS AND SUSTAINABILITY COMMITTEE
Nozipho January-Bardill
Chairperson of the Social, Ethics and
Sustainability Committee
In a world where poverty, inequality and
corruption are prevalent, there are increasing
calls for the mining industry, and the private
sector in general, to enhance its contribution
to addressing societal challenges. The United
Nations’ Sustainable Development Goals
(SDGs), along with the principles of the
Global Compact, serve as that clarion call for
businesses to contribute more meaningfully to
the universal challenges we face.
To change current perceptions, the industry
needs to reinvent itself by transforming
its ideological approach to mining. The
sustainable mining industry of the future
appreciates that mining requires a long-
term vision that looks far beyond short-term
ﬁnancial performance only. Broader societal
economic and social interests are paramount.
Fairer labour practices including more
equitable terms and conditions of service;
increased and more robust community
and employee engagement; better and
more sustainable supplier development
and environmental stewardship; and
the promotion of a culture responsive to
corporate citizenship, human rights, ethical
and accountable leadership and management
are not adversarial to growth and shareholder
value. Bold, wise and sensitive decision
making as well as effective risk management
that might enhance the industry’s social
licence to operate are imperative to the long
term success of mining.
Reimagining the way in which AngloGold
Ashanti interacts with society is the
essence of our approach to sustainable
development and the strategy we pursue
to give it expression. In recognition of the
higher order role we must play along with
a range of stakeholders, including the
active engagement of governments in our
jurisdictions. We have made much progress
in embedding the SDGs into the business
strategy. The
2030 company aspirations
which are aligned to the SDGs provide
the motivation to develop the step change
activities needed to drive both our business
success and our contribution to society.
In 2017, our Social, Ethics and Sustainability
Committee continued to be active, making
progress in clarifying and explaining our
efforts in relation to the requirements of the
King IV Report on Corporate Governance. All
requirements relevant to functioning of the
Committee and to management processes
have been considered, and deﬁciencies have
been addressed.
As in previous years, as well as into the
future, safety remains a top priority for
the board. The protection of people from
harm and maintaining their wellbeing is a
prerequisite for business success and our
social and legal licence to operate. We will
continue to interrogate any work-related loss
of life and introduce interventions which will
achieve our aspiration of “workplaces free
of injury and harm”. Similarly, the health of
employees and extending that to include
our contribution to improving health of
communities where we can make an impact,
is receiving increasing attention.
While our focus on environmental risk
management to prevent impacts and
harm, along with efﬁcient use of resources
continues, we have extended our approach
to exploring innovative uses of the natural
resources we use to conduct our business.
This entails moving beyond focusing solely on
the threat, to ﬁnding ways to turn threats into
opportunities which can create beneﬁt to the
business as well as to a range of stakeholders.
The mining industry, continues
to be a sector that presents
significan topportunities to
positively contribute to national,
regional and global economic and
social development.
Enhancing
the industry’s
social licence
to operate
G4-18
SUSTAINABLE DEVELOPMENT REPORT
2017
5
GRI SPECIFIC STANDARD
DISCLOSURES
G4-1:
Statement from the most
senior decision-maker of the
organisation about the relevance
of sustainability to the organisation
and the organisation’s strategy for
addressing sustainability
GRI
G4-18
About this report
Leadership
Strategy
Material issues
Our 2017 performance
Reporting assurance
Data tables

We will continue to work on building trust
with communities and society at large. This
includes being open to community voices,
and embracing their ideas as they become
part of, and own the solutions we implement
together. An important part of this is to help
create the opportunities and conditions for
host communities and countries to play an
increasingly active role in the mining value
chain, through the support of local business
development and local procurement. By
strengthening the local supply chain, we create
a foundation for local players to thrive and to
explore opportunities to create value for other
companies and even other industries.
Building trust also requires that we continue
our work to strengthen integrity within our
own organisation and the way in which we
conduct business. This includes addressing
gender parity, and working resolutely to
increase the representation of women at
senior levels in the company. It also means
that we must be beyond reproach in ensuring
respect for human rights, and the integrity we
reﬂect as we conduct business with suppliers
and other partners. In this sense, trust is a
FROM THE CHAIRPERSON OF THE
SOCIAL, ETHICS AND SUSTAINABILITY COMMITTEE CONTINUED
prerequisite to achieving and maintaining our
social licence to operate and in turn improve
our business success and sustainability.
As chairperson on the Social, Ethics and
Sustainability Committee, I am encouraged by
the direction we are pursuing as a company,
and am conﬁdent that we will take the
necessary steps to achieve our sustainable
development aspirations.
Nozipho January-Bardill
Chairperson of the Social, Ethics and
Sustainability Committee
29 March 2018
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Leadership
Strategy
Material issues
Our 2017 performance
Reporting assurance
Data tables

FROM THE DESK OF THE CEO
We deal with the full suite of political,
economic and social challenges, across
the three continents and nine countries in
which we operate. We understand clearly
that the manner in which we respond to our
sustainable development challenges has a
direct bearing on the long-term success and
sustainability of our business.
Companies have traditionally managed
sustainability-related issues by meeting
compliance requirements. The result was
a siloed approach to related disciplines
such as safety, health and the environment.
Unfortunately, these were often seen as
‘soft issues’ and were divorced from core,
technical and ﬁnancial aspects of the
business. There can be no debate that
there is no space for that approach – which
relegated sustainability to a box-ticking
exercise – in a modern mining industry.
Compliance alone, is not enough, if we are
to retain our license to operate, and win
the trust and support of the countries and
communities in which we operate.
At AngloGold Ashanti, we have worked
hard to distinguish ourselves in every
area of our business: our production
performance, rigorous cost management,
and continuing efforts to optimise our
portfolio, are all important determinants of
our competitiveness. But so, too, is our
sustainable development performance.
If we are a valued contributor to societal
development, we will be a preferred partner
by hosts.
For this reason, when we revised the
company strategy in 2013, we included
safety, people and sustainability as
a foundational strategic focus area,
underpinning the delivery of our core
business objectives. This goes to the heart
of how we operate. As a good indication,
a signiﬁcant proportion of my work is
related to focusing on the broader issues of
sustainable development and key stakeholder
engagement. I do not anticipate this will
change in the foreseeable future.
In 2017, we took the bold step of aligning
our sustainability strategy with the United
Nation’s Sustainable Development Goals,
and
embedding the prioritised goals
into our
strategy. This followed our ongoing efforts
over several years to improve the integration
of sustainability into the business. While I hope
that a reading of our Integrated Report and
Sustainability Report will demonstrate how far
we have come in this respect, we acknowledge
that there is always room for improvement.
Looking at our performance for 2017, our
safety outcomes in the ﬁrst half of the year
demonstrated how far we have come in
embedding a strong safety culture, and world-
class protocols across our operations. The
latter half of the year, however, was bitterly
disappointing, when a string of seismic events
at certain South African mines reversed those
gains. I take the loss of life personally, and
the seven fatalities we experienced were even
harder to bear after the protracted success
of the preceding 12 months. Our deepest
sympathies go to the families and loved ones
of our colleagues who we lost. Our resolve to
operate workplaces free of injury and harm is
strengthened, and we remain convinced that
our approach to address fatal risks, through
critical control management, is the correct
path to take.
The modest decline in occupational diseases
is testimony to our continued work to reduce
As a global, emerging-markets
mining company, AngloGold
Ashanti conducts it business
in an increasingly complex
landscape.
Srinivasan Venkatakrishnan:
Chief Executive Ofﬁcer
Consistency,
reliability,
discipline
and delivery
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exposure to occupational hazards, particularly
noise and silica dust. We are mindful that
these efforts must be seen over the long term
given the very long lead time, often decades,
between occupational exposure and the
development of disease.
We continue to measure our performance
as responsible stewards of the environment
across a raft of parameters. Over the past
decade we have had a dramatic reduction
in the number of reportable incidents.
Notwithstanding this, we are intent on
achieving zero harm with the elimination of
harmful discharges. We will continue to focus
on efﬁcient and innovative use of energy and
water, and in this regard, the modest reduction
in Green House Gas emissions for 2017 is
encouraging. I am also encouraged by the
progress we have made in integrated closure
planning as this is an area which will contribute
meaningfully to both the business and to our
host communities.
During 2017 we continued our efforts to
increase trust between ourselves and our host
communities. We recognise that we are part
of these communities, and our health as a
business is intimately linked to the well-being
FROM THE DESK OF THE CEO CONTINUED
of these communities. In particular, I welcome
the order of the High Court in South Africa,
that communities be consulted alongside the
industry and labour, in the drafting of a new
Mining Charter. Their input is fundamental to
the success of this industry in the long term.
Our views with respect to communities are not
philanthropic, but underpinned by a real desire
to contribute to strengthening the fabric of
societies where we operate. After all, this is a
group of stakeholders that share our long-term
view, and so they have an interest in ensuring
our operations prosper. And in areas where
our views may differ, we commit to working
together to resolve our differences and achieve
solutions which work for all of us.
As we go into 2018, we will continue our
efforts to continually improve our performance
and embed sustainability into our business
culture. Our sustainability actions and
performance will continue to be a real
reﬂection of who we are as a company.
Srinivasan Venkatakrishnan
Chief Executive Ofﬁcer
29 March 2018
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Strategy
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VIEW OF THE EXECUTIVE VICE PRESIDENT
SUSTAINABLE DEVELOPMENT
A superior performance, beyond compliance,
reduces business interruptions and builds
trust so that we are welcomed into, and work
harmoniously with the communities we are
a part of. This is especially relevant in our
changing world where we see increasing
expectations for the private sector to be a
greater contributor to societal development.
Over the past ﬁve years, we have accelerated
our journey to strengthen our sustainability
maturity, to ensure that positive impacts
experienced by our stakeholders are enhanced
and meaningful to their existence. Central
to this journey, has been our efforts to
progressively integrate sustainable development
principles and practices into all aspects of
business operations. This integration has
been purposeful and by design, based on the
realisation that strategic business decisions,
along with our operational activities are the
main drivers of our performance. In this way,
AngloGold Ashanti conducts its business in an
integrated and sustainable manner.
During the year, visible progress was made in
our continuous improvement work to explain
the sustainable development strategy to all
facets of the company and speeding up its
implementation through the disciplines.
Our progress in certain areas is encouraging:
•
Our work in embedding the United Nations’
Sustainable Development Goals (SDGs) into
our strategy has been very progressive, and
we have
set company aspirations
where
business success is congruent with societal
development and success.
•
Activities within each of the disciplines are
consequently a step change to achieve the
aspiration, and include SDG-related metrics
and targets within the entire strategy.
While each of the disciplines have different
technical capabilities, all have a common
and coherent approach to implementation,
and this has been driven to almost all
operational structures of the organisation,
step by step.
•
We are also beginning to do work with
the supply chain team to leverage our
contribution and impact on achieving self-
sustaining communities around our areas
of operation.
•
This includes strengthening local business
development and local procurement within
the mining value chain, and exploring ways
to support diversiﬁcation of local businesses
David Noko
Executive Vice President,
Sustainable Development
to nurture resilience that will outlive the lives
of our mines.
Regarding our performance, there remain some
challenges across all dimensions;
•
Our safety performance is certainly not
where we would like it to be, and we will not
rest until we have eliminated all occupational
fatalities and injuries.
•
Similarly, occupational diseases remain front
of mind, and given the exceptionally long
lead time of hazardous exposure to the
development of disease, we will continue
to strengthen our prevention efforts by
eliminating hazardous conditions.
•
Our environmental impacts and reportable
incidents continue to be addressed, and we
have strengthened our focus on the optimal
use of natural resources.
•
We are progressively improving our
engagement with communities, and with
them we are ﬁnding better ways to co-exist
in harmony, for mutual beneﬁt.
This 2017 Sustainable Development Report is a
reﬂection of our activities for the year, as well as
our performance, striving to give an authentic
account of the work we are doing. We are
positive, and we will continue the same trend
into the future.
David Noko
Executive Vice President, Sustainable
Development
29 March 2018
Sustainable Development is
an integral part of AngloGold
Ashanti. The way in which we
influence the company’s social
and environmental performance,
and demonstrate good governance,
is an important contributor to the
company’s success.
Engagement,
integration
and
innovation
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Material issues
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ABOUT THIS
REPORT
SECTION 3
The AngloGold Ashanti Sustainable
Development Report 2017 seeks to
present comprehensive and detailed
information on our sustainable
development performance.
About this report
11
Selecting our report content
12
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Leadership Strategy Material issues Our 2017 performance Reporting assurance Data tables

ABOUT THIS REPORT
Reporting:
Information is consolidated and reported as
AngloGold Ashanti results for assets under our
control. For assets where we have a signiﬁcant
inﬂuence, we may choose to report information
externally if it is of speciﬁc interest and
permitted by applicable agreements.
Compliance with reporting
guidelines
This report complies with the G4 guidelines
of the Global Reporting Initiative (GRI). These
guidelines are the benchmark for sustainability
reporting globally. We report at the core option
against the G4 Guidelines. We conduct a robust
materiality assessment and focus our reporting
on these aspects.
AngloGold Ashanti is a signatory of the United
Nations Global Compact (UNGC) and this report
serves as the 2017 Communication on Progress
(COP). It is also aligned with the Sustainable
Development Framework of the International
Council on Mining and Metals (ICMM), of which
AngloGold Ashanti is a member.
The section on
External Charters
provides
additional detail of compliance with other
frameworks, including voluntary memberships.
G4-18
G4-20
G4-21
G4-23
SUSTAINABLE DEVELOPMENT REPORT
2017
11
GRI SPECIFIC STANDARD
DISCLOSURES
G4-17: All entities included in the
organisation’s consolidated ﬁnancial
statements or equivalent documents
a. Report whether any entity
included in the organisation’s
consolidated ﬁnancial statements
or equivalent documents is not
covered by the report
G4-18: The process for deﬁning the report
content and the Aspect Boundaries
a. How the organisation has
implemented the Reporting
Principles for Deﬁning Report
Content
G4-20: For each material Aspect, report
the Aspect Boundary within the
organisation, as follows:
•
Whether the Aspect is material
within the organisation
•
If the Aspect is not material for all
entities within the organisation (as
described in G4-17), select one of
the following two approaches and
report either:
•
The list of entities or groups of
entities included in G4-17 for which
the Aspect is not material or
•
The list of entities or groups of
entities included in G4-17 for which
the Aspects is material
•
Speciﬁc limitation regarding the
Aspect Boundary within the
organisation
G4-21: For each material Aspect, report
the Aspect Boundary outside the
organisation, as follows:
•
Report whether the Aspect is
material outside of the organisation
•
If the Aspect is material outside
of the organisation, identify the
entities, groups of entities or
elements for which the Aspect is
material. In addition, describe the
geographical location where the
Aspect is material for the entities
identiﬁed
•
Speciﬁc limitations regarding the
Aspect Boundary outside the
organisation
G4-23: Signiﬁcant changes from previous
reporting periods in the Scope and
Aspect Boundaries
GRI
QUESTIONS
About this report
Leadership
Strategy
Material issues
Our 2017 performance
Reporting assurance
Data tables

2017 <SDR> : SELECTING OUR REPORT CONTENT
The AngloGold Ashanti Sustainable
Development Report 2017 articulates our
sustainable development performance across
all operating jurisdictions for the reporting
period 1 January 2017 to 31 December 2017.
Our materiality selection process is guided by
the International Integrated Reporting Council,
the Global Reporting Initiative G4 Guidelines
and the Accountability AA 1000 Stakeholder
Engagement Standard. Our content selection
process also considers our reporting objectives
and intended audiences.
Due to the operational complexity, geographical
disparity and size of our organisation,
AngloGold Ashanti has focused on capturing
and articulating issues of material concern at a
company level in the reporting period.
Our materiality assessment process has
matured signiﬁcantly in recent years. From
initially hosting multi-disciplinary corporate
workshops, we progressed in 2017 to hosting
an online survey designed to engage a wider
business audience. This approach facilitated
richer content discussions, followed by
rigorous analysis. The online survey focused on
the following aspects:
The external landscape. We conducted
a qualitative survey of the top threats and
opportunities using a PESTLE analysis.
This acronym is used to describe
Political, Economic, Social, Technological,
Legislative and Environmental aspects of the
external landscape.
Review of the 2016 company risks and
material issues. We conducted a semi-
quantitative relevance rating of the top 10
company risks, as well as the material issues
as published during the 2016 reporting year.
A net relevance score was calculated as part
of the analysis and assigned to each of the
issues reviewed.
Identiﬁcation of emerging issues. The survey
was designed to capture emerging risks and
issues not captured by the PESTLE, or the
2016 company risks and material issues.
Supplementary inputs. Alongside the survey,
we also studied data from external mining risk
reports, issues arising from our interactions
with investors and other stakeholders, and
themes arising from social media and news
reports. These external views were tested
against the analysis of the survey data for
congruency, or to identify any emerging issues
not yet captured.
The process resulted in a set of 10 material
issues
. Both the material issues identiﬁed and
the ﬁnal report were reviewed by the Executive
Committee and the Social, Ethics and
Sustainability Committee of the Board. This
was done to ascertain whether the material
issues for reporting represented a balanced
and comprehensive view of the critical areas
of concern for the business and stakeholders
and also to determine whether any additional
or emerging issues, which should have been
included, had been omitted.
<SDR>
Sustainable Development Report
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SECTION 4
STRATEGY
The AngloGold Ashanti Sustainable Development
portfolio comprises the safety, health,
environment, community and government affairs,
and security and human rights disciplines.
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Strategy for Sustainable Development
14
Our actions in 2017
16
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STRATEGY FOR SUSTAINABLE DEVELOPMENT
disciplines ensued with the development of a
common language and consistent approach.
Over the next two years, credibility of
the sustainable development portfolio
progressively strengthened. Disciplines were
increasingly recognised as part of a coherent
team, rather than functioning in silos of
technical expertise. Sustainable development
conversations across the business began
to shift from being compliance driven to
recognising the advantage of superior
sustainable development performance. This
set the scene for embedding sustainable
development approaches in core business
practices, underpinned by the belief that
the company’s sustainable development
performance was ultimately driven by
operational leaders. This work showed
good progress in achieving second order
integration, but signiﬁcant effort was still
required in achieving third order integration,
and the new concept of fourth order
integration which we identiﬁed in 2017 as our
thinking matured.
Key features
The current phase of our sustainable
development journey began in 2013. Prior to
this, disciplines functioned as independent
streams, with a predominantly technical
focus. Implementing discipline-focused
strategies, each stream moved at varying
pace on a maturation pathway. The approach
was defensive, leaning towards compliance.
The ﬁrst step was the development of
a
common strategic framework
. One of
the critiques of the framework was that it
tended to be inwardly focused. This was
a necessary approach at the time, given
the varied maturity of each discipline. From
2014, the disciplines began taking steps
to align their existing strategies to the
framework. A signiﬁcant part of this was
to ensure that the guiding principles and
philosophies shaping the updated sustainable
development strategy were embedded into
each discipline’s work. Representing the
ﬁrst order of integration, consolidation of the
Multiple
value
chains
•
Understanding multiple value chains and their
interfaces
•
Diversiﬁcation within the mining value chain
•
Creating multiple streams of value for economic
succession
•
Establishing alternative industries for resilient
communities and society
Mining
value
chain
•
Understanding the mining value chain as an eco
system – upstream and downstream
•
Building and strengthening local capability within the
value chain
•
Driving local participation (ownership) and local value
addition
Mine
cycle
and core
business
processes
•
Identifying critical business processes and activities
•
Hardwiring sustainable development concepts into
business processes by design
•
Enabling execution through operations
•
Embedding sustainable development into the
business culture
Sustainable
development
disciplines
•
Establishing a common language and line of sight
•
Using a common framework for coherent actions
•
Changing the narrative from “cost centre” to “value
generator”
•
Enhancing credibility and impact
Establishing
a foundation
Creating
leverage
The four orders of sustainable development integration
SUSTAINABLE DEVELOPMENT REPORT
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Strategy
Material issues
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Data tables

STRATEGY FOR SUSTAINABLE DEVELOPMENT CONTINUED
By 2016, a solid foundation had been
established, catalysing accelerated roll-out
of the company’s sustainable development
strategy and allowing a more outward looking
approach. In the latter part of 2016, we
entered into partnership discussions with the
University of Cape Town (UCT) to collaborate
on sustainable development.
While retaining independence within the
partnership, the combination of partners
leverages off the two aspects of rigorous
theory development and real-world
implementation. A core mantra of the
partnership is to provide “solutions from
Africa, for the world”.
Two partnership projects were identiﬁed, and
during 2017 these evolved further as a deeper
understanding of collaboration possibilities
developed. The ﬁrst project sought to develop
a prototype to embed the United Nations’
Sustainable Development Goals (SDGs)
into business strategy was intimately linked
to accelerated roll-out of our sustainable
development strategy. The second, initially
framed as a “winter school” was to host
the thought leading “Green Mining: Beyond
the Myth” one-day interactive workshop.
The gathering explored new frontiers and
opportunities to shift the mining sector into a
more sustainable paradigm.
Sustainable development journey
Disciplines function as
independent streams;
predominant technical focus;
varying maturation
SUSTAINABLE DEVELOPMENT REPORT
2017
15
Current phase of the
SD journey begins
Developing a common
strategic framework
Inwardly focused to accommodate
varying degrees of discipline
maturity
Integrating the
disciplines
Guiding principles and
philosophies embedded into
discipline work
Common language
and approach
Integrating into the
business
Strengthening credibility
of SD portfolio
Sustainability
conversations across
the business. Shift from
compliance to competitive
advantage
Pockets of excellence in alternative
livelihood creation. Mapping SDGs to
material issues
Leverage off
the foundation
Targeted integration
into strategic business
processes
Operationalising SDGs –
2030 aspirations set
with step change activities. Focus on local
business development
Outward focus and
collaboration
AGA – UCT partnership
for thought leadership and
innovation
2013
2014
2015
2016
2017
About this report
Leadership
Strategy
Material issues
Our 2017 performance
Reporting assurance
Data tables

STRATEGY FOR SUSTAINABLE DEVELOPMENT CONTINUED
Our actions in 2017
Our actions in 2017 represent a step change
in implementing the sustainable development
strategic framework across the business.
Operationalising the Sustainable
Development Goals with accelerated
strategy translation
This work comprised a systematic and
integrated translation of our sustainable
development framework to discipline
strategies and three-year work plans, along
with embedding the SDGs into the strategy as
part of our collaboration with UCT.
The partnership approach to operationalise
the SDGs represents both design and action
research, with the design ﬂowing from
real-time integration of the SDGs into the
AngloGold Ashanti sustainable development
strategy along with its implementation.
Our existing strategy was used as the base
framework. Key aspects of this include a clear
understanding of the sustainable development
challenges facing the business (material
issues); a set of business aspirations which
are congruent with the SDGs; a clear value
proposition to respond to the challenges and
achieve the aspiration; and an adaptation of
Kaplan and Norton’s strategy mapping and
balanced scorecard tools to frame a coherent
set of actions.
The ﬁrst step was to map the SDGs to our
material issues, demonstrating their relevance
to the business. All our material issues mapped
to one or more SDG themes, and 16 of the
17 showed a connection. This supported an
emerging argument that the challenges which
the business needs to respond to for success
– and indeed to be competitive – are also
problems which the world is currently grappling
with. A secondary observation was that certain
material issues mapped to multiple SDGs.
These signiﬁed points of leverage, and where
the business responded superbly to such
material issues, positive impacts could be seen
across multiple SDGs. Lastly, four SDGs were
cross-cutting, relating to all material issues.
Demonstrating relevance to our material issues
initiated a conversation within the business,
strengthening support for the idea of integrating
the SDGs into the business strategy.
Having mapped the company material issues
to the SDGs, the next step was to review
our sustainable development goals. The
partnership presented an opportunity to
revisit and refresh work done in 2014, and to
align a new set of goals to the intent of the
SDGs. With input from the Minerals to Metal
Signature Theme, AngloGold Ashanti’s Global
Sustainability Leadership team met in March
2017 to develop
2030 aspirational goals for
each discipline
.
The discipline goals shared certain
characteristics: they were bold; the sustainability
leadership group collectively believed that
achieving them would reﬂect business success;
and all goals were congruent with the SDGs.
In the third design and implementation step,
each discipline convened strategy workshops
in May 2017, with participants from operations
across the company. The base discipline
aspirations were elaborated further, developing
a common understanding and describing them
more wholly, while connecting them to tangible
outcomes.
The focusing challenge which needed to be
addressed in achieving the aspiration was
clariﬁed, and this guided the development
of a discipline strategy map. Each strategy
map was consistent with the core sustainable
development strategy map, yet purpose built
to drive achievement of the aspiration. On this
basis, SDGs (or components of SDGs) were
prioritised within selected strategic focus areas
of the discipline strategy maps. Balanced
scorecards with three-year work plans,
comprising enhanced activities to achieve
the goals, ﬂowed from the strategy maps.
Where relevant, appropriate SDG targets and
metrics were incorporated into the balanced
scorecards.
Process for operationalising the SDGs with
acceleration strategy implementation
Company
sustainable
development
challenge
clariﬁed
1
Discipline
goals
elaborated
Strategic focus
areas reﬁned
Sustainable
development
aspirations set
Focusing
challenge
established
Three-year
work plans
developed
for each strategic
focus area
2
3
4
5
6
SUSTAINABLE DEVELOPMENT REPORT
2017
16
About this report
Leadership
Strategy
Material issues
Our 2017 performance
Reporting assurance
Data tables

STRATEGY FOR SUSTAINABLE DEVELOPMENT CONTINUED
The result was a bold set of aspirations which
were congruent with the SDGs; a set of
business activities designed to achieve step-
change business success and contribute to
achieving the SDGs; and relevant SDG targets
and metrics hardwired into the sustainable
development strategic performance
management system (balanced scorecard).
The uniqueness of the approach led to
the partnership being invited to co-host
a special side event of the 2017 United
Nations General Assembly to showcase
the work. The focus of the side-event was
to explore and share leading practices on
operationalising the SDGs. Led by the UN
Sustainable Development Solutions Network
(SDSN), the event involved several high-level
agencies including the Inter-Governmental
Forum (IGF) and the International Council on
Mining and Metals.
The partnership presented a keynote address
and facilitated a round table discussion. Of
note, the partnership was the only keynote
address focusing on tangible experiences
and a systematic approach to operationalising
the SDGs.
Progress in implementing the strategy for each
discipline is discussed in more detail in the
section on material issues.
Our performance
In previous years, we reported on
implementation progress for each of the
strategic focus areas in our strategy map.
Early in 2017 we evaluated the maturity level of
the sustainable development portfolio, using the
strategic focus areas as the parameters against
which maturity was assessed. This served as
a reﬂection on 2016, and represented a shift in
the company from reporting on implementation
progress to attempting to understand outcomes
of implementation.
Additionally, the process of rolling out the
strategic framework through the disciplines of
the portfolio enabled testing and modiﬁcation
of the framework itself, reﬁning the strategic
focus areas to be more focused yet relevant
to all disciplines. For 2017, we followed the
approach developed during the year and rate
our performance in terms of maturity.
AngloGold Ashanti sustainable development maturity assessment
Health of disciplines
Ensure effective structures and competence; actively manage the sustainable development talent pool
Embedding and
integrating sustainable
development
Business leaders understand sustainable development and it is integrated into business processes and activities
Information and
knowledge management
The right information is appropriately captured, shared and used to improve decision making
Engaging with
stakeholders and
partnerships
Stakeholders and their relationships to the business are
understood, and they are effectively engaged to optimise impact
Managing risk
Sustainable development related risks are understood, critical controls are identified and established, and control effectiveness is demonstrated
Capitalising on
opportunities
Sustainable development opportunities are systematically
identified and used to the benefit of the business, the
environment and society
Monitoring, evaluation &
reporting with effective
governance
The business achieves its sustainable development performance outcomes and effective oversight ensures integrity of the
systems in place
Being a catalyst for
sustainable and mutual
value
The business competences are leveraged to create shared value with stakeholders beyond our immediate scope of influence,
enhancing the social license to operate
Communicating
sustainable development
performance
Internal and external stakeholders are meaningfully engaged on company sustainable development issues and performance
Enabling business
competitiveness
Sustainable development initiatives position the company as the leaders in the field – across the mining industry and other sectors
Reactive
Proactive
Compliant
2016
2017
SUSTAINABLE DEVELOPMENT REPORT
2017
17
Click here to view Setting our 2030
aspirational goals and prioritising the SDGs
About this report
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Material issues
Our 2017 performance
Reporting assurance
Data tables

MATERIAL ISSUES
Our sustainable development challenge is framed by the material issues facing the company. Our reporting reflects these issues as they are highlighted by the business and our stakeholders.
Contributing to
self-sustaining
communities
Pages 35-43
Artisanal and small
scale mining (legal
and illegal)
Pages 59-62
Responsible
environmental
stewardship
Pages 44-50
Employee and
community health
Pages 26-34
Employee,
community and
asset security
Pages 55-58
Talent
management and
skills development
Pages 66-73
Employee safety
Pages 19-25
Pages 63-65
Respecting
human rights
Pages 51-54
Integrated closure
management
Pages 74-78
Navigating
regulatory
and political
uncertainty
and risk
Our materiality process
has matured significantly
in recent years. We engage
a wide business audience
which has resulted in
richer content discussions,
followed by rigorous
analysis.
IN FOCUS
SUSTAINABLE DEVELOPMENT REPORT
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Data tables

EMPLOYEE SAFETY
The wellbeing of employees and their protection from hazardous exposures is a foundation which defines who we are and how we conduct ourselves. The importance of safety as a material issue was reaffirmed for the 2017 reporting period when it ranked as the most significant sustainable development challenge facing
AngloGold Ashanti.
Key features
During the year, residual operational risk proﬁles remained
high due to challenging operating conditions. The span of top risks has largely remained unchanged over the years.
Focus
Top risks
South African Operations
•
Underground ground
control
•
Vertical transport
•
Rail-bound transport
International Operations
•
Heavy mobile equipment
•
Light vehicles
Common across
operations
•
Fires
•
Explosives
•
Electricity
•
Work at height
Although these risks are not exhaustive, they represent
the most signiﬁcant in the suite of major hazards within the organisation – those commonly associated with low frequency
events but high consequences, including fatal injury. Within this context, seismic risk within South Africa remained an
ongoing challenge.
In improving our capability to respond to risk, our focus
remained on embedding and integrating safety into the
Our 2030 aspirational
safety goal aligned with
UN SDGs
Immediate focus on
elimination of fatalities
Operational fatalities
7
2016: 7
Fatal injury frequency rate
0.06
2016: 0.06
All injury frequency rate
7. 49
2016: 7.71
Injury severity rate
314
2016: 313
IN FOCUS
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GRI
DATA TABLES
QUESTIONS

business. This is underpinned by the premise
that safety, as a process and as an outcome,
is mostly inﬂuenced by line management who
shape the organisational culture and determine
how work is done.
Structural changes to the South African
business contributed to heightened risk as
an expected consequence of organisational
change. This required intensiﬁed mindfulness to
ensure the change could be managed diligently
in terms of future organisational design and
continued effectiveness of work processes.
The regulatory landscape also inﬂuences
operating practices in support of safe
outcomes. During the year, no regulatory
changes materially inﬂuenced current safety
practices across the jurisdictions where we
operate. The most signiﬁcant shift seen was
in the application of regulations in South
Africa. During 2016, safety related stoppages
commonly resulted in full mine stoppages
whereas, in 2017, this largely changed to
localised area or section stoppages.
Our actions in 2017
During the year, our actions were characterised
by building on and reﬁning approaches
developed in previous years.
Enhancing the strategy to improve
performance
In May 2017, the global safety leadership
group met to enhance the strategy, ensuring
that it was aligned to the group sustainable
development strategy. A clear set of priorities
and activities for the next three years were
developed. The enhanced strategy also
focused on integrating the relevant United
Nations’ Sustainable Development Goals
(SDGs) into the business strategy.
The 2030 aspirational safety goal
of
“Workplaces free of injury and harm” was
established, with its achievement being driven by:
•
Leadership – leaders drive and enable the
organisation to achieve the goal
•
People – all employees are committed
to and are actively working to ensure
workplaces are free of injury and harm
•
Work processes – all processes are well
designed, with people in mind, to get the
best results in the easiest and safest way
•
Technology and innovation are used to
eliminate exposure of people to hazards
Central to achieving the goal is the extent to
which we embed and integrate safety into the
business as a line accountability.
The aspiration is congruent with SDG 3,
which focuses on good health and well-being.
Developing this challenging aspirational goal
enabled the crafting of a purpose-built strategy
map using the company’s base Sustainable
Development strategy map as a framework.
Three-year work plans were developed
for each strategic focus area, comprising
objectives, activities, performance metrics,
EMPLOYEE SAFETY CONTINUED
Strengthening
the foundation
Internal systems
and processes
Social licence
to operate
Business
competitiveness
PERSPECTIVE
Health of the
safety discipline
Management of
risks to drive
workplaces free of
injury and harm
Communicating
with internal
stakeholders
on safety
performance
Critical control
prioritisation for
optimal protection
Embedding and
integrating safety
management into
the business
Enabling
execution through
line management
Communication
with external
stakeholders
on safety
performance
Information
and knowledge
management to
enable learning
Monitoring
evaluation,
reporting
with effective
governance
Mapping the priorities – the strategic
focus areas
SUSTAINABLE DEVELOPMENT REPORT
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EMPLOYEE SAFETY CONTINUED
targets and accountabilities. The updated
strategy was approved by the company
executive and implementation workshops were
held with the South African and International
Operations leadership teams.
Embedding and integrating safety
into the business
Rolling out the revised strategy to the
operational leadership teams was a key
step in continuing our work of embedding
and integrating safety into the business.
Progressively strengthening line ownership
of the safety strategy and safety outcomes
shifts the organisational culture from being
reactive or compliant to a more proactive
state and level of maturity. Importantly,
approved activities within the strategy include
setting role-speciﬁc safety accountabilities
into all role descriptions and associated key
performance indicators.
Recognising the importance of organisational
culture (as determined by leaders) in shaping
safety performance, a benchmarking visit
to two sites in India was undertaken by
AngloGold Ashanti executives during the
year. Safety culture, along with the strategies
and tactics used, were studied to explore
whether world-class safety performance is
possible within complex social and economic
landscapes. It also allowed ﬁrst-hand exposure
to a strong safety culture. Similarities between
macro factors and working conditions of sites
visited, and areas where we operate, were
evident. Safety, as a concept and integral
part of the organisational culture, was visible,
practised and enshrined within the business
model – and embedded into key operational
and support business systems and practices,
including human resources systems relating
to performance appraisal, recognition, reward
and promotion. The benchmarking exercise
served to validate some aspects of the
strategic approach we have been pursuing
over the past few years.
The ﬁndings and related learning from the
benchmarking exercise were shared with the
company executive and senior operational
managers. Further work is underway to adapt
and implement similar approaches within the
AngloGold Ashanti business context.
Risk management to drive
workplaces free of harm
Integrated risk management is central to our
safety strategy. Over the past few years, we
have progressively matured in our approach
to understand and manage risks through the
development of Bow-Ties for our top risks
and unwanted events. The approach has
been implemented across the company and,
the use of Bow-Ties and critical controls has
been adopted by other disciplines within the
sustainable development portfolio and in other
areas of the company.
Operational safety proﬁles continue to be
monitored and managed continuously,
indicating adequacy and effectiveness of
controls in place. As required by the Major
Hazard Standards implemented in 2016, critical
controls and their management are being
embedded into work processes and routines.
This is exempliﬁed in Australia where Critical
Control Management is driven by the General
Managers of the Tropicana and Sunrise
Dam gold mines. Bow-Ties for the major
hazards that apply to both sites are jointly
conducted with representation from both
sites. Participants include contractors and
relevant technical experts. Managing the
critical controls identiﬁed enhances protection
against harm and becomes a normal part of
deﬁned work activities with clear routines and
accountabilities. In a good example of what
this looks like in practice, the Underground
Manager is the champion for Underground
Heavy Mobile Equipment Fires. Mainly due to
hydraulic hose or ﬁtting failures causing oil to
spray onto nearby hot components, ﬁres in
underground machinery were common. The
Bow-Tie review initiated the implementation of
signiﬁcant controls. These included proactive
maintenance, identiﬁcation of ﬁre-critical
components that could only be replaced by
Original Equipment Manufacturers’ quarterly
ﬁre audits by the maintenance department on
all mobile plant and hose-making competency
training by external specialists for all
maintenance personnel. These efforts drove a
90% reduction in ﬁres in the underground ﬂeet
since 2013.
Rob Wood / Boilermaker / Sunrise Dam
Rob has worked at Sunrise
Dam, Australia, for eight
years, and is also the Health
and Safety Representative
for his crew. He has been
the Champion for Lifting
operations since the Bow-Tie
was completed in early 2015.
“We pick up problems
with controls and then find
solutions. One new initiative
we are introducing is bar-
coding for lifting equipment
and fall protection gear so we
know where it is, and we can
make sure it gets inspected
and tagged every quarter.”
EMPLOYEE
FEEDBACK
SUSTAINABLE DEVELOPMENT REPORT
2017
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Walter Potts / Underground Manager / Sunrise Dam
Walter has been champion for underground
heavy mobile equipment fires at Sunrise Dam,
Australia, since 2013 and participated in the
Bow-Tie review in early 2015.
“The safety team encourages and supports us to
complete our inspections and quarterly reports.
The process has become routine so the mining
contractor personnel know what to expect,
and co-operate with the data and evidence
collection process. Collecting, reviewing and
reflecting on critical control information for a
number of quarters has led to the inclusion of
new initiatives such as proactive maintenance
practices. These initiatives have included
identifying fire-critical components that can
only be replaced with Original Equipment
Manufacturers’ quarterly fire audits by the
maintenance department on all mobile plant and
hose-making competency training by external
specialists for all maintenance personnel.”
Across the company, compliance with critical controls is
monitored continuously with over 200 000 critical controls
checks, veriﬁed monthly for effectiveness. Major hazard
critical control performance standards are being introduced
to further improve our understanding and management of
major hazards and associated risks.
Compliance with critical controls and their effectiveness are being linked to incident investigations. This will help us to further understand the quality and adequacy of the controls
we put in place, as well as the rigour we apply in managing
them on an ongoing basis.
High Potential Incidents (HPIs) continued to be used as
a leading indicator for low-frequency, high-consequence
events. The agencies and hazards identiﬁed in HPIs
are consistent with the top safety risks identiﬁed in the
business and, in addition to advancing learning, they serve
to strengthen our resolve to prevent unwanted safety
outcomes. An open reporting culture continues to be
strengthened with investigations and learnings from HPIs
shared across the business. During the year, dedicated
focus on managing actions arising from HPI investigations
continued with progressive improvements in the quality of
actions and their closure, as scheduled.
Enabling safe operations through line management
Line managers are accountable for all aspects of safety
management – from the prevention of hazardous
exposures to incident investigation, learning and
performance improvement. A sound understanding of risk
management, in support of safety decision making and its
implications for business success, is a prerequisite.
In giving effect to this accountability, participation in
Bow-Tie analyses and the development of controls has
contributed to greater levels of ownership. Incorporating
safety accountabilities in role descriptions codiﬁes safety
as a normal part of work requirements, and integrating
critical control management into work routines embeds
safety into the organisational culture.
EMPLOYEE SAFETY CONTINUED
EMPLOYEE FEEDBACK
SUSTAINABLE DEVELOPMENT REPORT
2017
22
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Data tables

In support of this, training of frontline
managers in Safety Leadership and Hazard
and Risk Management continued to progress
well. Given that our approach to safety has
evolved signiﬁcantly over the past few years,
particularly with progress made in critical
control management, the safety leadership
group has undertaken to review the various
training programmes and update their
content to reﬂect new developments, and to
continually strive for ﬁt-for-purpose hazard and
risk management capability.
Other areas of activity and focus have included
progressively improving safety information and
reports for frontline managers, and adopting a
holistic approach to contractor management
for an improved safety performance. These
efforts will continue for the next three years.
Critical control modelling for next-
generation protection
Our focus on critical control management
over the past three years has allowed us to
accumulate large amounts of data in relation
to adequacy and effectiveness of controls.
A key historic limitation has been grouping
controls into categories such as engineering,
administrative and personal controls. Within
each category, however, controls may have
varying levels of adequacy and effectiveness.
Using data on the controls and safety
incidents, mathematical modelling of individual
controls is being developed to assist with
discerning their relative power to protect.
Application of mathematical modelling in the
selection of an appropriate suite of controls for
a particular set of hazards is underway through
two pilot sites within the company.
While this approach is still new, we believe
that this work will contribute to strengthening
our ability to protect against hazards, as well
as inﬂuence future approaches to critical
control management in the mining industry
and beyond.
Our performance
Our safety performance for the year
was characterised by starkly contrasting
outcomes between the ﬁrst and second
halves of the year.
In the ﬁrst half of the year, we experienced
record level safety successes. Prior to
experiencing the ﬁrst fatal injury for the year,
the South Africa Operations had experienced
349 fatal-free days – the longest fatality
free period in its history. The Mponeng and
TauTona mines were one year fatal free while
Kopanang Mine and South Africa Surface
Operations respectively achieved one and
two million fatality-free shifts.
Testimony to these successes, the South
Africa Region was recognised by MineSafe
as the most improved mining company on a
year-on-year basis. MineSafe is an industrial
body representing a collaborative effort
EMPLOYEE SAFETY CONTINUED
between mining companies, employee bodies
and the South African Department of Mineral
Resources, and the award is MineSafe
highest ranking prize.
The International Operations achieved one
year fatality-free and accumulated 467
fatality-free days to year-end, representing an
all-time best performance.
Sadly, in the second half of the year, the
company experienced seven fatal injuries.
Seismic and fall-of-ground events were the
main cause and, in some incidents, resulted
in multiple fatalities. The incidents reﬂect
the harsh reality of operating the deepest
underground mines in the world, and we have
strengthened our resolve to eliminate harm in
the workplace.
IN MEMORIAM
Mr Elias Quive
(11 July 2017)
Rail-bound transport incident,
Moab Khotsong Mine
Mr Ramabele Sebophe
(14 October 2017)
Seismic event, Mponeng Mine
Mr Tseko Ramakobo
(14 October 2017)
Seismic event, Mponeng Mine
Mr Nkoliso Sibeko
(23 October 2017)
Fall-of-ground incident, Kopanang Mine
Mr Peter Ngobeni
(23 October 2017)
Fall-of-ground incident, Kopanang Mine
Mr Mapheelle Tauoa
(2 November 2017)
Seismic event, Mponeng Mine
Mr Zwelinjane Khubone
(2 November 2017)
Seismic event, Mponeng Mine
SUSTAINABLE DEVELOPMENT REPORT
2017
23
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Data tables

Progress of activities and embedding the safety strategy across the business
EMPLOYEE SAFETY CONTINUED
Compliance with standards and safety culture maturity
Safety framework maturity
2016
2017
2016
2017
Strategic planning, goals and targets
Safe work practices
Corporate governance, legal and other
requirements
Change management
Safety leadership and accountabilities
Contractors, suppliers and partner
selection and management
Co-design and conversation
Hazard and risk management
Awareness, training and competence
Incident management
Occupational environment, health,
wellbeing and ﬁtness for work
Emergency response, crisis
management and business continuity
Design, construction, commissioning,
decommissioning and closure
Technology, research and development
Procurement and disposal
Knowledge management
Operational and asset integrity
Performance management
Work planning
Learning and experience
Compliant
Proactive
Reactive
Safety maturity assessment
2016
2017
Health of disciplines
Ensure effective structures and people competence, and actively manage the safety discipline talent pool
Embedding and integrating
sustainable development
Business leaders understand safety management and it is
integrated into business processes and activities
Information and knowledge
management to enable
learning
The right information is appropriately captured, modelled, shared, and used to improve business decision making – enabling
continuous and step change progress to achieve the goals
Management of risks to
drive workplaces free of
injury and harm
Current and emerging health risks are understood, critical
controls are identiﬁed and established, and control effectiveness is demonstrated. Risk management is applied in a dynamic and responsive way
Enabling execution through
line management
Safety practitioners inﬂuence, enable and coach operators to drive superior safety performance
Monitoring, evaluation,
reporting with effective
governance
The business achieves its safety performance outcomes and
provides oversight ensuring integrity of the system
Communicating with
internal stakeholders on
safety performance
Targeted communication increases understanding of the safety business and mobilises support across the organisation for
improved performance
Communicating with
external stakeholders on
safety performance
Effective communication on safety performance positions the
company as a responsible citizen beyond compliance
Critical control prioritisation
for optimal protection
Mathematical modelling distinguishes cost-effectiveness between a range of critical controls enabling better choices
Compliant
Proactive
Reactive
SUSTAINABLE DEVELOPMENT REPORT
2017
24
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Data tables

High-potential incidents
*
* Only reported from 2014
2014 2015 2016 2017
0
50
100
150
200
250
210
210
198
177
Occupational fatalities
2014 2013 2015 2016 2017
0
2
4
6
8
10
12
7
6
11
7
8
All injury frequency rate
(per million hours worked)
2014 2013 2015 2016 2017
0
2
4
6
8
7.49
7.36
7.18
7.71
7.48
Fatal injury frequency rate
(per million hours worked)
2014 2013 2015 2016 2017
0.00
0.02
0.04
0.06
0.08
0.10
0.06
0.04
0.09
0.06
0.05
Injury severity rate
(per million hours worked)
2014 2013 2015 2016 2017
0
50
100
150
200
250
300
350
314
277
326
313
247
EMPLOYEE SAFETY CONTINUED
Building organisational
capacity for frontline
supervisors achieved
at all sites.
SUSTAINABLE DEVELOPMENT REPORT
2017
25
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EMPLOYEE AND COMMUNITY HEALTH
The health landscape is complex and varied across our business portfolio and the jurisdictions within which we operate.
All occupational disease
frequency rate
7.03
2016: 7.13
Noise induced hearing loss
10.2%
2017: 132 (2016: 147)
New cases of Malaria
12.1%
2017: 1,686 (2016: 1,504)
New cases of silicosis
18.32%
2017: 107 (2016: 131)
Key features
AngloGold Ashanti’s health discipline comprises a
diverse group of functions with a collective set of
competences focusing on the prevention of disease,
effective disease management and rehabilitation.
The functions fall into the two broad categories:
•
Occupational environmental management –
identifying and managing hazardous exposures in
the workplace
•
Medical management – early disease
identiﬁcation, treatment, return to work and
partnership-based community health initiatives
These categories make up the continuum of
capability from prevention to disease management
with each comprising several sub-specialty functions.
The health landscape is complex and varied
across our business portfolio and the jurisdictions
within which we operate. Disease burdens and
proﬁles vary, and regulatory frameworks and
requirements differ from country to country. Different
operational complexities and mining processes drive
signiﬁcantly different levels of hazardous exposures
and occupational risk proﬁles with major health
risks often driven by labour-intensive, deep-level
underground mining.
Our 2030 aspirational
health goal aligned
with UN SDGs
Strengthened our
strategic approach
to improve a step
change in our health
performance
IN FOCUS
SUSTAINABLE DEVELOPMENT REPORT
2 0 1 7
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Strategy
Material issues
Reporting assurance
Our 2017 performance
Data tables
GRI
GRI SPECIFIC STANDARD
DISCLOSURES
G4-LA6:
Type of injury and rates of injury,
occupational diseases, lost days,
and absenteeism, and total
number of work related fatalities,
by region and by gender
G4-LA7:
Workers with high incidence or
high risk of diseases related to
their occupation
DATA TABLES
QUESTIONS

EMPLOYEE AND COMMUNITY HEALTH CONTINUED
Within this complexity at operational levels,
interpretation and prioritisation of functions
making up the health discipline often vary
– from understanding and managing the
occupational environment (preventive) to the
provision of medical care (mitigating). The
delayed onset of health consequences – often
decades – contributes to lower prioritisation
of health issues, less creative tension for the
development of preventative solutions and a
potentially reactive approach.
Adjacent to the immediate workplace, socio-
economic conditions in the jurisdictions
where we operate vary from good socio-
economic conditions and high levels of wealth
to widespread unemployment and poverty.
These form part of the social determinants
of health, which inﬂuence our operations as
employees are integral to the communities they
live in. Unfortunately, adverse socio-economic
conditions are usually inversely related to local
health system capability, with weak public and
private health systems commonly found in
communities with high levels of poverty and
unemployment. This often inﬂuences community
expectations on the level and type of health
contribution the company brings to society.
Sustainable Development Goal 3 (SDG 3)
recognises good health and well-being as
a fundamental human right, as well as an
important determinant of human and economic
development and social cohesion. Achieving
SDG 3 is underpinned by universal health
coverage (UHC) enabling healthcare access
to all, linked to effective provision of services
through well-resourced and well-governed
health systems.
As a contributor to societal development,
mining companies are increasingly required to
extend their participation in healthcare beyond
immediate workplaces, and into communities
where health needs are pressing. Within this
context, there is a growing argument that
mining, employee health and community
health are inextricably linked in terms of two-
way negative cause-effect relationships. As
such, it is likely that future requirements for a
social licence to operate will include greater
contribution beyond employee health, to
participating within our scope of inﬂuence
in the areas of UHC, strengthening health
systems and responding to speciﬁc community
health threats, such as epidemics.
SUSTAINABLE DEVELOPMENT REPORT
2017
27
About this report
Leadership
Strategy
Material issues
Reporting assurance
Our 2017 performance
Data tables

Our actions in 2017
During the year, our work focused on
enhancing the existing strategic approach of:
•
Optimising internal medical systems to
achieve stable and consistent performance
levels
•
Integrating medical and non-medical
systems and activities to enhance overall
health impact
•
Sustainability-based initiatives to create
mutual value
Over time these themes have contributed
to establishing a foundation across the
health discipline but with varying levels
of consistency across operations. While
signiﬁcant progress has been made in areas
such as occupational hygiene and emergency
medical services, in other areas progress is
limited to pockets of excellence, such as our
response to the Ebola outbreak in Guinea,
improvement in malaria control in Continental
Africa Region, reduction in occupational
tuberculosis and silicosis at our South Africa
operations, and our integrated approach to
baseline health studies in Colombia.
Against this background, in 2017 we focused
on enabling a further step change in the
company’s health performance.
EMPLOYEE AND COMMUNITY HEALTH CONTINUED
Enhancing the strategy to improve
performance
Following the Group Sustainable
Development workshop in March 2017,
the Global Health Leadership Team held its
strategy workshop in May 2017 to shape
the health function’s direction and activities
over the next three years and beyond. The
workshop focused on:
•
Establishing a deeper understanding of the
challenges facing the broad health discipline
•
Clearly articulating the aspirational goal
of “Healthy Employees and Healthy
Communities” along with determining
what success would look like – including
alignment with the SDGs
•
Prioritising strategic focus areas within
the sustainable development strategic
framework to achieve the goals and targets
•
Developing coherent and detailed work
plans/activities to achieve the objectives
Building on the context set in the Group
Sustainable Development strategy, the
concept of “Healthy Employees and Healthy
Communities”,
as an aspirational 2030 health
goal
, was clariﬁed, with the development of
speciﬁc metrics to measure performance.
SUSTAINABLE DEVELOPMENT REPORT
2017
28
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Data tables

EMPLOYEE AND COMMUNITY HEALTH CONTINUED
Achieving the 2030 health aspiration requires
us to address the challenge of effectively
managing complex and evolving health risks
facing the business. Our key shift is moving
from a reactive (managing consequences) to
proactive (prevention through reducing and
eliminating exposure) approach that is deeply
embedded into the business practices and
culture. This requires:
•
Strengthening Occupational Environment
Engineering capability to eliminate exposure
to hazards
•
An operating model design that enables a
common ﬁt-for-purpose approach for local
application, comprising:
•
Scope and service offerings
•
Competency and accountability
framework – recognising that the
practitioner of the future requires new
and broader skill sets
•
Effective delivery processes framed by
standards and guidelines
•
Integrating health concepts and practices
into the business
•
Quantitative and qualitative demonstration
of delivery and impact with continuous
learning and performance improvement
The combination of understanding the
challenge and setting goals enabled a ﬁt-for-
purpose adaptation of the Group Sustainability
strategy map for application in the health
discipline. In this way, the Group Sustainability
strategic framework ﬁnds expression through
the work of the disciplines within the portfolio.
Three-year work plans were developed to enable step change health performance, as well as greater contribution achieving SDG 3.
Strengthening
the foundation
Internal systems
and processes
Social licence
to operate
Business
competitiveness
PERSPECTIVE
Health of the
discipline
Management of
risks to achieve
the goals
Communicating
with internal
stakeholders
on health
performance
Demonstrating
business value
through health
initiatives
Embedding and
integrating health
management into
the business
Common
operating
model driving
operational
excellence
Communicating
with external
stakeholders
on health
performance
Information
and knowledge
management to
enable learning
Monitoring,
evaluation,
reporting
with effective
governance
Engaging with
stakeholders
and establishing
partnerships
Mapping the priorities – healthy strategic
focus areas
SUSTAINABLE DEVELOPMENT REPORT
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EMPLOYEE AND COMMUNITY HEALTH CONTINUED
Subsequent to revising the strategy, we
established working groups to design a
common operating model for the health
discipline, incorporating the broad spectrum of
prevention to disease management. Country
health teams have begun to revise their health
action plans to ensure alignment with the
group approach.
Risk management to achieve the goal
Our objective is to ensure that current and
emerging health risks are understood, critical
controls are identiﬁed and established, and
control effectiveness is demonstrated. Risk
management must be applied in a dynamic
and responsive manner. In the workplace,
our primary intent is to manage hazardous
exposure at source in line with occupational
exposure limits (OELs).
At a group level, the company health risk
proﬁle remained unchanged during the
year, with the health risk architecture being
embedded deeper into the business. By
the end of the year, baseline health risk
assessments had been completed for all
areas apart from Sadiola and Tropicana Gold
Mines. In South Africa, a consolidated health
risk assessment was done to incorporate all
operations. These baseline health risk and
impact assessments are used as the basis for
all health-related interventions.
Baseline health risk assessments are also
used to determine the top health risks
facing the company and the development
of Bow-Tie analyses for the identiﬁcation
and establishment of critical controls. In the
Sustainable Development Report 2016, we
indicated our intention to complete Bow-
Tie assessments for silica dust and noise
exposures by 2017. Progress has been slow,
and while a generic Bow-Tie for silica dust
exposure has been developed, it has not been
rolled out for the development of site-based
Bow-Ties. The health leadership group is
working on completing the process in 2018.
Notwithstanding the slow process to formalise
critical control management through Bow-
Tie analyses, reducing exposure to hazards
at source continues apace. Two notable
examples are continuous implementation
of real-time silica dust monitoring in South
Africa and prevention of exposure to diesel
particulate matter (DPM) in Australia.
In South Africa, in addition to diligent
application of standard practices in dust
management, implementation of real-time
dust monitoring censors continued. Certain
modiﬁcations to the base implementation plan
were required due to business re-organisation
and rationalisation in the South Africa Region
but this did not impede implementation.
Importantly, full implementation was completed
at Mponeng Mine, which will be the most
signiﬁcant operation in the South African
portfolio.
In Australia, over the past few years, a range
of interventions have been implemented
in the management of DPM, including the
development of new diesel contracts moving
towards cleaner diesel, shifting from diesel
to electric equipment where appropriate, use
of ﬁlters for diesel-powered machinery and
monitoring of elemental carbon (EC). The
interventions have prevented exceedance
of OELs. Furthermore, the team has actively
inﬂuenced the shaping of practice guidelines
used in Western Australia. Testimony to the
leading role played, Sunrise Dam has been
chosen to participate in next-generation
research, focusing on nanoparticles in DPM
– the effects of which are currently unknown.
This is a ﬁrst in world research, and Sunrise
Dam Gold Mine is well placed to become a
DPM Centre of Excellence for the company
and the industry at large.
As part of intensiﬁed efforts to strengthen
occupational health systems in Brazil, a
detailed review of the Hearing Conservation
Programme was conducted at the end of 2016
with a focus on strengthening the programme
in 2017. Key activities included increasing
occupational hygiene capability, revising
employee education programmes regarding
noise, a Bow-Tie Analysis for noise exposure
with the identiﬁcation and development of
critical controls, and improvements to the
screening and surveillance process for noise-
induced hearing loss (NIHL).
SUSTAINABLE DEVELOPMENT REPORT
2017
30
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Material issues
Reporting assurance
Our 2017 performance
Data tables

A common operating model driving
operational excellence
A key focus of the revised health strategy
is the development of a common operating
model for health management across the
company. A common approach to service
provision is underpinned by a set of minimum
requirements, which enable global consistency
yet locally relevant application. With a common
operating model, we enable a systematic
approach to continuous improvement.
Health leadership at country or regional level
is playing an active and collaborative role
in developing a common operating model.
Throughout 2017 we focused on design, and
this is expected to continue to mid-2018.
In the design, key themes of the framework
have been determined and working groups
have been set up for each theme with
representation from all operations.
These include:
•
Health management and administration
•
Occupational environment
•
Occupational medicine
•
Medical services
•
Workplace public health
•
Community health
Drawing from experiences with the safety
transformation, concept papers for each
theme are being drafted for review by the
global health team. This collaborative and
co-design approach enables broad ownership
of the ﬁnal model with easier application
of a common set of standards for global
consistency.
Rationalising the healthcare business
in South Africa
For the year, activities in the South Africa
Region have largely been shaped by
reorganisation of the business. Speciﬁc work
was conducted on reducing AngloGold
Ashanti’s Health footprint, commensurate with
reductions in the size of the South African
mining business. This included closure of
in-patient services at Western Deep Levels
Hospital, including wards, theatres and
Intensive Care Unit (ICU). Hospital services in
West Wits are now provided by the adjacent
Fountain Hospital and through a range of
service level agreements with other hospitals
offering specialised care.
With the progressive rationalisation of the
health service, hospital care will eventually
be outsourced, and primary healthcare and
occupational healthcare will be decentralised
at mining business units. This will entail a high-
level integrated health clinic based at Mponeng
Mine, providing occupational healthcare,
primary healthcare and emergency response
services. With the sharp decline in the South
Africa Region employee base, retaining
hospital capability is no longer justiﬁable.
In addition to restructuring the health service,
the health team played an active role in
supporting the mining business during the
restructuring of the South Africa Region.
This was through involvement in Section
52 representations to the Minerals Board
(under the Mineral and Petroleum Resources
Development Amendment Act) and Section
189 presentations to the Commission for
Conciliation, Mediation and Arbitration (CCMA)
(under the Labour Relations Act).
Community health initiatives
G4-21
Across the company, community health
initiatives focus on supporting speciﬁc
challenges faced by local communities and on
strengthening local health systems capability
for sustained outcomes.
Consequent to the company public health risk
proﬁle, managing malaria in the Continental
Africa Region remains a high priority. This entails
company-led malaria control programmes
which include the host communities of our
operations. Consolidated malaria incidence
levels for the Continental Africa Region
operations remained at low levels for the year,
on par with those seen in 2016.
EMPLOYEE AND COMMUNITY HEALTH CONTINUED
SUSTAINABLE DEVELOPMENT REPORT
2017
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Strategy
Material issues
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Data tables

In Tanzania, Geita Gold Mine contributed
towards the renovation of the Geita Regional
Hospital, a government institution that serves
six districts. A new accident and trauma unit,
a cardiac unit and an intensive care unit were
built, while renovations also extended to existing
hospital infrastructure. In addition to these
improvements, Geita Gold Mine also donated
two ambulances, and equipment needed to
improve the quality of care. We continued to
support HIV/ AIDS awareness, testing, and
treatment through the HIV/AIDS Centre we
donated in Geita town, and contributed to
building a surgical theatre unit in a new hospital
situated in the Chato district, approximately 120
kilometres from Geita town.
In Australia, activities have focused on
the youth and vulnerable or at-risk groups
mostly in the Laverton area. During the year
the Laverton Women’s crisis centre was
refurbished and the company contributed
to the ‘Girls @ Risk’ personal development
programme. Other initiatives included various
health and wellbeing programmes linked to the
Laverton Leonora Cross Cultural Association;
programmes supporting mental health and
addressing drug and alcohol abuse in local
communities; and interventions to identify and
prevent hearing loss in Aboriginal communities.
In Argentina, contributions were made towards
the purchase of equipment for the local hospital
EMPLOYEE AND COMMUNITY HEALTH CONTINUED
in San Julian. This included the acquisition of a
surgical operating table, an automatic external
deﬁbrillator and a kit for video laryngoscopy.
Monthly ﬁnancial contributions were also made
to the Association for the Prevention of Eating
Disorders and Anxiety.
In Brazil, several community health initiatives are
supported through funding as outlined in the
Fiscal Incentive Law. Such programmes include
cancer screening of community members and
initiatives to reduce drug use in adolescents.
The company collaborates with government
campaigns on public health problems such
as dengue and yellow fevers, and inﬂuenza
vaccination of employees and community
members. In Crixas, the city associated with
our Serra Grande Mine, the company provided
support to the Associação de Pais e Amigos
dos Excepcionais (APAE), a non-governmental
institution which supports children with
disabilities. Approximately 40 students beneﬁt
from this programme.
Health-related CSI spend in South Africa forms
part of the commitments made in the respective
Vaal River and West Wits Social and Labour
Plans. Contributions in 2017 included focus
on vulnerable populations such as people with
disabilities, support for the elderly, provision of
home-based care and support of hospice care
for the terminally ill.
Our performance
Performance related to the strategy
In the 2016 reporting year, the health discipline maturity was assessed in relation to the process requirements of the occupational health, wellbeing and ﬁtness for work company standard. Progress for 2017 was reassessed, with the company remaining at the same level previously identiﬁed. Of note, making shifts into a proactive level is particularly challenging.
MATURITY ASSESSMENT AGAINST COMPANY STANDARD
Process requirements
2016
2017
Health hazard and risk identiﬁcation
Employee education and training on potential hazardous exposures
Identiﬁcation of exposure to hazards in accordance with set limits
Early disease identiﬁcation and ﬁtness for work assessment in relation to capacity for speciﬁc jobs
Effective management of injury or illness including rehabilitation
Ensuring access to provision of equitable and sustainable healthcare
Monitoring and evaluation of health system effectiveness
Compliant
Proactive
Reactive
G4-21
SUSTAINABLE DEVELOPMENT REPORT
2017
32
GRI
GRI SPECIFIC STANDARD DISCLOSURES
G4-21: For each material Aspect, report the Aspect Boundary outside the organisation, as follows:
•
Report whether the Aspect is material outside of the organisation
•
If the Aspect is material outside of the organisation, identify the entities, groups of entities or elements for which the Aspect is material. In addition, describe the geographical location where the Aspect is material for the entities identiﬁed
•
Speciﬁc limitations regarding the Aspect Boundary outside the organisation
About this report
Leadership
Strategy
Material issues
Reporting assurance
Our 2017 performance
Data tables

Health maturity assessment
2016
2017
Health of disciplines
Ensure effective structures and people competence, and actively manage the health discipline talent pool
Embedding and integrating
health management
Business leaders understand health management and it is
integrated into business processes and activities
Information and knowledge
management
The right information is appropriately captured, modelled, shared, and used to improve business decision making – enabling continuous and step change progress to achieve the goals
Engaging with stakeholders
and partnerships
Internal and external stakeholders are meaningfully engaged to enable achievement of the health goals. Targeted partnerships are established to complement service offerings and for leverage to maximise impact
Management of risk to
achieve the goals
Current and emerging health risks are understood, critical controls are identiﬁed and established, and control effectiveness is demonstrated.
Risk management is applied in a dynamic and responsive way
Common operating model
focusing on operational
excellence
A common approach to service provision is in place, underpinned by a set of minimum requirements which enable global consistency yet locally relevant application. There is a systematic approach to ensuring continuous improvement
Monitoring, evaluation and
reporting with effective
governance
The business achieves its health performance outcomes and
effective oversight ensures integrity of the system
Communicating with internal
stakeholders on health
performance
Targeted communication increases understanding of the health business and mobilises support across the organisation for
improved performance
Communicating with external
stakeholders on health
performance
Effective communication on health performance positions the
company as a responsible citizen beyond compliance
Demonstrating business value
through health initiatives
The value protected and created for the business though health initiatives is understood, demonstrated and articulated
Compliant
Proactive
Reactive
EMPLOYEE AND COMMUNITY HEALTH CONTINUED
In keeping with alignment to the group sustainable development strategic framework, maturity of the discipline was also evaluated against the health strategic focus areas.
Efforts have been initiated to improve maturity levels and while some improvements have been observed, other focus areas take longer to progress along the maturity curve.
Performance against the goals
Occupational diseases remain a signiﬁcant challenge facing the company. For the year, while the total number of occupational disease cases reduced from 899 in 2016 to 855 in 2017, the all occupational disease frequency only improved marginally.
The major occupational diseases encountered, due to associated permanent disability, are silicosis and occupational tuberculosis in South Africa, and noise induced hearing loss (NIHL)
which is a potential risk at all company operations. The rate of silicosis cases diagnosed continues to decline year-on-year, testimony to progressively improving dust control over the past decade.
For NIHL, a 16% year-on-year reduction in the rate of cases compensated was achieved.
The most signiﬁcant achievement recorded, was all Continental Africa Region operations being free of occupational disease for the year.
SUSTAINABLE DEVELOPMENT REPORT
2017
33
About this report
Leadership
Strategy
Material issues
Reporting assurance
Our 2017 performance
Data tables

OCCUPATIONAL LUNG DISEASE WORKING GROUP
In November 2014, Anglo American South Africa, AngloGold Ashanti, Gold Fields,
Harmony Gold Mining Company, African Rainbow Minerals and Sibanye- Stillwater formed an industry working group on occupational lung diseases (OLD) to address issues relating to compensation for OLD in the gold mining industry in South Africa. The working group remains of the view that achieving a comprehensive solution which is both fair to past, present and future employees, and sustainable for the sector, is preferable to protracted litigation. The working group will continue with its efforts – which have been ongoing for more than three years – to ﬁnd common ground with all stakeholders, including government, labour and the claimants’ legal representatives.
The working group’s objective is to develop, in conjunction with key stakeholders, a comprehensive and sustainable solution to the concerns about OLD compensation in the South African gold mining sector. The working group continues to assist the Medical
Bureau for Occupational Diseases (MBOD) and Compensation Commissioner for
Occupational Diseases (CCOD) (the government entities responsible for the certiﬁcation and compensation of mineworkers with OLD in terms of the Occupational Diseases in
Mines and Works Act (ODMWA)) to determine the ﬁnancial viability of the ODMWA Fund, address the signiﬁcant backlog of past claims and improve the ongoing processing and payment claims, locating of ex-mineworkers and development of a comprehensive database of current and ex-mineworkers.
EMPLOYEE AND COMMUNITY HEALTH CONTINUED
All occupational disease frequency rate
(Group)
2014 2013 2015 2016 2017
0
1
2
3
4
5
6
7
8
7.03
7.23
7.68
6.62
7.13
New cases of occupational TB
(South Africa)
2014 2013 2015 2016 2017
0
100
200
300
400
500
255
385
315
285
447
New cases of noised induced hearing loss
(Group)
2014 2013 2015 2016 2017
0
50
100
150
200
132
182
68
147
142
New cases of silicosis
(Group)
2014 2013 2015 2016 2017
0
50
100
150
200
250
300
107
210
142
131
297
New cases of Malaria
(Total for Continental Africa)
2015 2016 2017
0
500
1000
1500
2000
2500
1,686
2,244
1,504
Malaria frequency rate
(cases/million hours worked (Continental Africa))
2015 2016 2017
0
10
20
30
40
50
60
70
80
51.1
69.5
48.4
The 2015 malaria frequency rate was restated as a result of a miscalculation of the number of hours worked
SUSTAINABLE DEVELOPMENT REPORT
2017
34
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Leadership
Strategy
Material issues
Reporting assurance
Our 2017 performance
Data tables

CONTRIBUTING TO
SELF-SUSTAINING COMMUNITIES
Key features
While the inextricable relationship between mines and
host communities leads to opportunities for mutual
beneﬁt, it also leads to conﬂict. By focusing on the needs
and challenges of host communities where we operate,
AngloGold Ashanti can create opportunities for shared
value throughout the lifecycle of our mines.
In 2017, we set
2030 aspirational goals
within the group
sustainable development function. These goals form
part of our work to operationalise the United Nations’
Sustainable Development Goals (SDGs) and align our
performance to deliver against this universal framework.
Our 2030 community aspiration is that “Communities
are self-sustaining, free from poverty and inequality”.
In terms of our relationship with host communities and
local government, this refers to leveraging our position
to strengthen institutional capacity, establishing strong
partnerships, and stimulating alternative industries beyond
the mine. We also aim to leverage our position with
governments to build strong partnerships and inﬂuence
towards policy certainty in our operating jurisdictions.
This requires us to deeply embed a proactive mindset in
our business culture and practices. We must effectively
manage complex and evolving social risks, and ensure
leaders at all levels in the organisation understand and
actively contribute to self-sustaining communities.
Community investment
$24.1m
2016: $20.2m
Community incidents
17
2016: 2
Total procurement spend
15.66%
2017: $2.29bn (2016: $1.98bn)
Resettlement sites
3
2016: 4
SUSTAINABLE DEVELOPMENT REPORT
2 0 1 7
35
GRI
GRI
GRI STANDARD DISCLOSURES
G4-21:
For each material Aspect, report
the Aspect Boundary outside the
organisation, as follows:
•
Report whether the Aspect is
material outside of the organisation
•
If the Aspect is material outside
of the organisation, identify the
entities, groups of entities or
elements for which the Aspect is
material. In addition, describe the
geographical location where the
Aspect is material for the entities
identiﬁed
•
Speciﬁc limitations regarding the
Aspect Boundary outside the
organisation
G4-24:
List of stakeholder groups engaged
by the organisation
G4-25:
Basis for identiﬁcation and selection
of stakeholders with whom to engage
G4-26:
Approach to stakeholder
engagement, including frequency
of engagement by type and by
stakeholder group, and give an
indication as to whether any of
the engagement was undertaken
speciﬁcally as part of the report
preparation process
G4-27:
Key topics and concerns raised
through stakeholder engagement,
and how the organisation has
responded to those key topics and
concerns, including through its
reporting. Report the stakeholder
groups that raised each of the key
topics and concerns
GRI SPECIFIC STANDARD
DISCLOSURES
G4-EC7:
Development and impact of
infrastructure investments and
services supported
G4-EC9:
Proportion of spending on local
suppliers at signiﬁcant locations of
operation
MM5: Proximity to indigenous territories
MM6:
Number and description of signiﬁcant
disputes relating to land use,
customary rights of local communities
and Indigenous Peoples
MM7:
The extent to which grievance
mechanisms were used to resolve
disputes relating to land use,
customary rights of local communities
and Indigenous Peoples, and the
outcomes
MM9:
Sites where resettlements took place,
the number of households resettled in
each, and how their livelihoods were
affected in the process
DATA TABLES
QUESTIONS
About this report
Leadership
Strategy
Material issues
Reporting assurance
Our 2017 performance
Data tables

Our community and government affairs
strategy is the catalyst for achieving this
aspiration. We recognise the need to deliver
superior social performance. This must be
characterised by relationships based on trust,
socio-technical innovation and partnerships
that drive societal upliftment within our scope
of inﬂuence. Our success will ultimately
be measured by community and societal
inclusion in the mining value chain, local
economic diversiﬁcation, and securing and
maintaining our social licence to operate.
Our actions in 2017
Strategies toward self-sustaining
communities
Local economic development
Our local economic development programmes
are designed in partnership with local
government and host communities to increase
economic growth, stimulate income-generating
opportunities, create employment and nurture
sustainable livelihoods beyond the life of mine.
In Tanzania, we reported on the launch of the
Geita Economic Development Programme
(GEDP) in
2015
as a ﬁve-year initiative aimed
at stimulating employment creation and
income generation. The programme involves
establishing large-scale commercial agricultural
projects, as well as several small and medium
enterprises housed in a dedicated centre.
One of the agricultural initiatives focuses
on cultivating rice paddy in the villages of
Saragulwa and Nungwe, approximately 20km
from Geita Gold Mine. In 2016, the project
cultivated 310 acres of land, which increased
to 900 acres in 2017. While local farmers have
been cultivating rice in these ﬁelds for decades,
using traditional seed varieties, yields have
increased by up to 225% since the inception
of the project and the introduction of improved
seed quality and modern farming techniques.
Approximately 980 farmers participate in this
co-operative, beneﬁting from training and
product storage in a modern facility. Geita Gold
Mine completed the construction of the storage
facility in 2017, which means farmers can now
sell produce throughout the year and take
advantage of seasonal price ﬂuctuations. To
ensure sustainability of the programme, farmers
are also encouraged to partner in an envisaged
irrigation scheme, facilitated by the mine, using
water from the nearby Lake Victoria.
In Guinea, the Siguiri Economic Development
programme (SEDP) primarily involves
commercial aquaculture and agriculture.
We have established a commercial ﬁsh
farming project, which yielded its ﬁrst harvest
of 200,000 ﬁsh in November 2017. The
initiative beneﬁts approximately 60 ﬁshermen
and traders, and 300 indirect beneﬁciaries
along the value chain. We also responded
to issues of food security, malnutrition and
the high prevalence of artisanal mining by
establishing vegetable and cashew nut farming
initiatives. Approximately 300 producers in
host communities beneﬁt from vegetable
farming as a result of a partnership between
farmer-based organisations, local government
and AngloGold Ashanti. Our aim for the
cashew farming initiative is to stimulate
commercial agriculture and address the mine’s
rehabilitation requirements by initially cultivating
74 hectares as part of a pilot plantation at
the Sintroko waste dump in Kourouda. We
successfully transplanted 1,500 cashew nut
trees, and developed plantations in 11 villages
of Bouré, covering an area of approximately
1,100 hectares. We helped stimulate youth
employment by outsourcing planting to a
company run by youths in Bouré.
In South Africa, the income-generating project,
established in the AmaMpondo Kingdom,
aims to alleviate poverty, create employment,
contribute to food security and promote
gainful use of communal land in areas where
some of our employees originate. The project
is an integral part of the AngloGold Ashanti
approved 2015-2019 social and labour plan
(SLP) regulated by the Department of Mineral
Resources and is a partnership between
AngloGold Ashanti, AB InBev (previously
SABMiller), the district municipality, local
community and local government. Since the
project became fully operational in October
CONTRIBUTING TO
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CONTINUED
G4-21
G4-27
SUSTAINABLE DEVELOPMENT REPORT
2017
36
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Strategy
Material issues
Reporting assurance
Our 2017 performance
Data tables

2016, three co-operatives have been
established, comprising
307 landowners of
whom 51% are women. Approximately
5,000 community members are beneﬁciaries
of the project. To ensure good governance of
the project, the AmaMpondo Development
Trust was registered in April 2017 and
subsequently held two successful board
meetings. A total of 556.4 hectares was
planted in the ﬁrst season and, although
yields were lower than anticipated, issues
were identiﬁed and the partnership is wholly
committed to steering the venture to full
commercial success. In the 2017/2018
agricultural production season, a committed
budget of approximately $786 000 was
allocated to deal with the challenges
experienced in the ﬁrst planting season.
In Colombia, a youth entrepreneurship
programme, in the Cajamarca municipality
where our La Colosa project is situated, was
established in partnership with an agricultural
and education institution. The programme
comprises two phases with the objective of
strengthening the community’s livestock and
agricultural skills. The ﬁrst phase began in
September 2016 and involved the selection
of 16 young leaders who were trained and
certiﬁed as agricultural technicians. We
also facilitated various discussions between
producers, government and traders to
promote awareness of agricultural products
from Cajamarca. The second phase began in
January 2017 and involved a train-the-trainer
programme. Following a 76-day period,
10 individuals were certiﬁed as practical
agriculture technicians, enabling them to
return to their communities with new skills
and technologies to improve productivity. The
programme participated in a local livestock
fair and supported the local farmer’s market
in Cajamarca. We also hosted information
sessions about the success of our avocado
production initiative in the region.
Infrastructure
In Tanzania, the Geita water supply project
provides potable water to Geita Town
residents by way of domestic connections
and public access. When the project was
initiated in 2012, only 3% of residents had
access to clean and safe water but, as
a result of the project, by January 2016,
that ﬁgure had risen to 36%. In partnership
with local government, Geita Gold Mine
constructed the Nyankanga Dam, as well as
a water-treatment plant, reservoir tank and
public access kiosks. In 2017, a new pipeline
was built to help maintain water supply to
Geita Town. To date, AngloGold Ashanti has
invested $5.2 million to fund the project.
In Guinea, we initiated the Bouré Secondary
Education Development Project in response
to government’s sectoral education policy
requirements, which identiﬁed recreational
and educational infrastructure development
as priorities.
VIDEO ON AMAMPONDO PROJECT
VIDEO ON GEITA WATER PROJECT
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SUSTAINABLE DEVELOPMENT REPORT
2017
37
VIDEO ON AMAMPONDO PROJECT
VIDEO ON GEITA WATER PROJECT
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The project aims to improve access to
secondary education in the Bouré district
and this was achieved through contributions
to infrastructure in the Kintinian, Boukaria,
Balato, Fatoya and Didi communities. The
project began in 2016 with the construction
of a library, classrooms, computer room and
educator accommodation units for each of
the ﬁve secondary schools in Bouré.
In Ghana, the Iduapriem Community Trust
Fund focused on the provision of educational
and sanitary facilities for host communities. In
the Bankyim community, a recreational centre
with seating capacity for 500 people was built,
hosting a variety of activities such as youth
programmes, community meetings and skills
development programmes. Other newly built
facilities include the Teberebie Health Centre,
the Abompunso Junior High School and the
New Techiman Early Childhood Development
Centre. The Obuasi Community Trust Fund
also installed mechanised boreholes at three
high schools in response to a call for assistance
from authorities. Previously, learners at the
Akrofuom Senior High Technical School, Christ
the King Catholic Senior High School and Asare
Bediako Senior High School had to dedicate
a portion of the school day to fetching water.
The construction of the boreholes facilitates
access to drinking water, reduces the incidence
of waterborne diseases, and increases time
available for teaching and learning.
In Mali, we embarked on a community water
project in 2015 to ensure host communities
have access to independent and sustainable
water supply beyond the inevitable
closure of Sadiola Gold Mine. Through a
participatory approach, a community water
management commission was established
with representatives from the surrounding
communities, who outlined plans for a water
supply system to reach a target population of
15,000 inhabitants. To date, AngloGold Ashanti
has completed the construction of a water
reservoir and pumping system ﬁtted with solar
panels. We also initiated an empowerment
programme to ensure the community can
sustainably manage the system in future.
In South Africa, we invested in education
infrastructure in our host and labour-sending
communities. In the Merafong municipality,
we built two science laboratories at the
Kamohelo and Phororong primary schools.
In the Matlosana municipality, we refurbished
and equipped classrooms at the Geanthone
and Kanana secondary schools. We also
built an additional classroom, an early
childhood development centre, a computer
centre and ablution facilities at Sonata Junior
Primary. In the OR Tambo municipality, we
built an administration block at Bholani
Primary School. The projects are included in
AngloGold Ashanti’s approved 2015-2019
Social and Labour Plan (SLP), which is
regulated by government.
Capacity building
In Tanzania, 23 students from host communities
and other areas near Geita Gold Mine
completed a three-year apprenticeship
programme sponsored by the mine. The
apprentices qualiﬁed as auto electricians, diesel
mechanics, electricians, welders and ﬁtters.
Sponsorship by AngloGold Ashanti included
tuition fees, transport, accommodation,
personal protective equipment, a monthly
stipend, medical insurance and ﬁeld
allowances. The programme includes a
combination of theoretical and practical skills
in safety, ﬁreﬁghting and entrepreneurship.
Students graduate with an apprenticeship
and Hazard and Risk Management Level 1
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CONTINUED
qualiﬁcations. To date, 111 apprentices have
completed the programme and qualiﬁed
as artisans.
In Mali, the Sadiola Gold Mine Computer
Project was established following collaboration
between the host community, student and
parent associations, and the local municipality.
The aim of the project is to equip students with
computer skills with lessons in English through
e-learning. The project is part of the “Hey,
English Will Help You!” programme, which
has been in place since 2003 and focuses
on developing skills in spoken and written
English, as well as respect for cultural diversity.
It also addresses health, reproduction and
environmental management.
SUSTAINABLE DEVELOPMENT REPORT
2017
38
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Leadership
Strategy
Material issues
Reporting assurance
Our 2017 performance
Data tables

Online tuition was introduced when classroom-
based lessons became less effective. Internet
connections were established at Sadiola Junior
High School, Mine Junior High School and
Kourouketo Junior High School to facilitate
e-learning. Since then, several additional
partners, including the American embassy,
have joined the programme to expand the
training of trainers.
In South Africa, we provide bursaries,
internships, learnerships, school and
enrichment programmes, and maths
and science classes as part of our youth
development strategy. Our Community Human
Resources Development (CHRD) programme
has seen the enrolment of 248 bursars since
2012 in various ﬁelds, such as engineering,
metallurgy, commerce, industrial psychology
and logistics. The programme has produced
a total of 97 graduates to date. We have
accommodated 356 community internships
with some resulting in gainful employment
at business units in our operations. We have
also partnered with the Mining Qualiﬁcations
Authority (MQA) to facilitate internships.
Our mining and engineering learnerships
hosted 756 learners to date of which some
found employment within our operations.
Furthermore, in partnership with the
Department of Health, our programme resulted
in a number of individuals obtaining nursing
qualiﬁcations. Additionally, 2,520 learners
from surrounding schools beneﬁtting from the
maths, science and English programme, which
has a 99% pass rate. Adult education and
training is provided to communities – 1,930
community members have beneﬁtted and
1,359 have acquired portable skills over the
past six years.
In Australia, from 2016, we have provided
academic support to secondary students at
Eastern Goldﬁelds College and John Paul
College. These learners are disadvantaged
compared to their city peers in terms
of academic support programmes. The
intervention included the Australian Tertiary
Admission Rank (ATAR) testing pathways,
which assesses learner readiness for
most university programmes. Through
our sponsorship academic experts visited
Kalgoorlie in Western Australia to support
students as they prepared for year-end
examinations. The success of the programme
contributed to the Eastern Goldﬁelds College
ranking, for the ﬁrst time in its history, among
the top 50 academic public schools in Western
Australia. Further improvements are expected
as 50 learners completed the ATAR pathways
by the end of 2017. Success in ATAR is
a critical step for entry into tertiary level
education in Australia, and the programme is
vital piece in support of education in general.
CONTRIBUTING TO
SELF-SUSTAINING COMMUNITIES
CONTINUED
SUSTAINABLE DEVELOPMENT REPORT
2017
39
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Strategy
Material issues
Reporting assurance
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Data tables

Managing impact
Land access and resettlement
Access to land for mining activities, and the
displacement and resettlement of people
are complex, emotive issues with long-term
implications for our relationship with host
communities. AngloGold Ashanti’s Land Access
and Resettlement Standard articulates the
company’s approach to acquiring or accessing
land and resettlement in instances where
displacement of communities is unavoidable.
Our process involves an initial assessment of
land requirements, including the environmental,
social and health impacts. Following our initial
assessment, a resettlement management
plan is developed in consultation with local
authorities, and the affected community,
in line with global best practice as set out
in the International Finance Corporation’s
Performance Standard 5. Where displacement
is unavoidable, affected communities are
fully, fairly and promptly compensated for loss
of assets. Additionally, we understand our
responsibility to restore or improve the livelihood
and standard of living of displaced people.
Ghana: Iduapriem Gold Mine (Teberebie)
Teberebie land acquisition stakeholder
negotiations began in 2014 and were ﬁnalised
by August 2015. The Teberebie asset survey
and valuation report was developed to form
the basis for compensation. In total, 836
property owners were impacted and 832
were fully compensated by the end of 2017.
Compensation was completed in line with
the asset survey and valuation report by
independent consulting specialists. We have
not been able to establish contact with the
four remaining project-affected persons but
their funds have been kept in an escrow
account in line with government regulations.
Ghana: Iduapriem Gold Mine (Mankessim)
The Mankessim Resettlement Plan was ﬁrst
approved in consultation with the affected
community in 2012. The resettlement action
plan identiﬁed 318 impacted households,
69 of which were deemed to be genuinely
affected. Genuinely affected persons are
those impacted by mining operations. The
69 households were surveyed and valued
for compensation relating to physical
resettlement. One household opted for cash
compensation at full replacement cost. By
the end of 2016, 21 households had not
yet taken occupancy, citing dissatisfaction
and requesting cash compensation. At a
Resettlement and Negotiation Committee
meeting on 29 November 2016, it was
agreed that AngloGold Ashanti would pay
CONTRIBUTING TO
SELF-SUSTAINING COMMUNITIES
CONTINUED
compensation. In 2017, 15 households took
occupation and six households had not yet
been relocated from Mankessim. A livelihood
restoration programme for Mankessim involves
agricultural land replacement and economic
development projects.
Land replacement seeks to provide suitable
alternative arable land to project-affected
people for subsistence and commercial
farming. In Mankessim, this process began
in 2017 and will be extended to additional
community members who were economically
displaced. Farmers were encouraged to
identify suitable alternative land within the
project area, and received equal land size as
replacement for farmland earmarked by the
company. Negotiations were completed with
Nananom, representing the farmers, and the
Ghana Lands Commission.
SUSTAINABLE DEVELOPMENT REPORT
2017
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Implementation began with the 68
project-affected people where the farmers
have validated land sizes for processing
and payment.
Guinea: Siguiri Gold Mine (Seguelen – Area 1)
On 27 April 2017, the Centre de Commerce
International pour le Development (CECIDE),
Le Memes Droits Pour Tous (MDT), and
Inclusive Development International (IDI),
on behalf of 380 Kintinian families (the
complainants), submitted a complaint
to the Ofﬁce of the Compliance Advisor
Ombudsman (CAO). The complainants allege
that they have suffered from violent forced
evictions from Area One resulting in physical
and economic displacement and a range of
adverse impacts on their health and lives.
SAG denies these allegations and contends
that the resettlement process was conducted
in accordance with the laws of Guinea,
company/IFC standards and with the consent
of the project affected families.
CAO is the independent accountability
mechanism for the private sector arm of the
World Bank Group, the International Finance
Corporation and the Multilateral Investment
Guarantee Agency which responds to
complaints from local communities concerned
with the environmental and social impacts of
IFC/MIGA projects.
On 17 October 2017, CAO visited Siguiri Gold
Mine for a meeting as part of an assessment
of the issues brought up in the complaint. The
assessment aimed to help CAO gain a better
understanding of the concerns raised in the
complaint, understand different perspectives
on the issues, and help the parties make an
informed choice about options available to
address the complaint through CAO’s Dispute
Resolution and Compliance functions. CAO’s
assessment of the complaint does not entail
any judgement on the merits of the complaint
but as an outcome produced a report setting
out each party’s version of the events. The
report is now available on the CAO website
alongside the complaint at
www.cao-
ombudsman.org
.
The next step will be for the parties to hold an
initial meeting to exchange information. We
anticipate that the meeting will be held in the
second quarter of 2018.
Colombia: El Diamante
As highlighted in our 2016 report, the El
Diamante resettlement, close to our La Colosa
project, began after the resettlement plan was
approved in 2010. In 2017, the remaining
six families were successfully resettled. This
brings the physical resettlement to a close as
51 families initially identiﬁed as impacted were
successfully resettled.
Stakeholder engagement
AngloGold Ashanti recognises that proactive,
positive engagement with our stakeholders
can lead to inclusive decision-making
that beneﬁts the company as well as host
communities. Engagement is a complex and
dynamic process, often subtly inﬂuenced
by the biases and agendas of individual
parties. We are informed by principles of
ﬂexibility, authenticity and transparency when
we initiate dialogue with our stakeholders.
Our approach to community engagement
is guided by our Engagement Management
Standard, which stipulates that each
operation must prepare and implement an
engagement strategy that is forward-looking
to identify potential developments that may
affect stakeholders.
In Ghana, Obuasi Gold Mine and the
Environmental Protection Agency (EPA)
hosted a public meeting in 2017 to discuss
the potential redevelopment of the mine.
Discussions were attended by more than
46 communities, as well as paramount,
divisional and local chiefs within the Adansi and
Bekwai communities, local NGOs and other
stakeholders. The purpose of the forum was to
create an opportunity for members of the public
to express their opinions on the proposed
redevelopment plans, as well as proposals for
environmental management initiatives, such
as tailings facilities and water infrastructure
projects. The public meeting was well-attended
and presented an opportunity for AngloGold
Ashanti to reiterate our approach to localisation
in terms of providing opportunities for skills
development and procurement.
CONTRIBUTING TO
SELF-SUSTAINING COMMUNITIES
CONTINUED
G4-25, G4-26, G4-27
SUSTAINABLE DEVELOPMENT REPORT
2017
41
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Reporting assurance
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Data tables

In Brazil, we initiated a study culminating in
an updated stakeholder map of the seven
municipalities of inﬂuence in our area,
namely Barão de Cocais, Caeté, Nova
Lima, Raposos, Sabará and Santa Barbara
in the State of Minas Gerais, and Crixás in
the State of Goiás. The study was based
on interviews with 96 key stakeholders and
included socio-economic analyses of each
municipality. We also hosted a one-day
annual meeting, dedicated to open and
transparent discussions about company
results and impacts in host communities.
This event was attended by representatives
of key stakeholder groups, including host
communities, local government, media, civil
society and suppliers. The last meetings were
held on 26 October in the municipality of
Sabará (with participation by representatives
of the municipalities within the State of
Minas Gerais) and, on 21 November, in
the municipality of Crixás. In total, 51
stakeholders participated, contributing their
perceptions, ideas and suggestions.
In South Africa, we reviewed our engagement
strategy to ensure it remains current and in
line with international best practice.
Our engagement efforts during the reporting
year focused primarily on negotiations on the
new Mining Charter through the Chamber
of Mines, as well as rightsizing of the South
Africa operations. These engagements were
held with government at national, regional
and municipal level, as well as trade union
representatives, host communities and civil
society organisations, and small, medium
and micro enterprises. The issues ranged
from repositioning of AngloGold Ashanti’s
South Africa Region operations to the state
of compliance in terms of mining rights,
particularly mine works, environmental plans,
SLPs and impact of the downscaling process
on communities. We also engaged with
the regulators and community to discuss
continuity in the planned handover the Vaal
River mining rights following the sale of our
Kopanang and Moab Khotsong mines.
Indigenous peoples
Engagement with indigenous communities
must begin at the earliest possible stage of
the mining life cycle – from exploration and
mining to closure. Our approach is guided
by the AngloGold Ashanti Management
Standard for Indigenous Peoples, which has
been in effect since 2011. It strives to ensure
CONTRIBUTING TO
SELF-SUSTAINING COMMUNITIES
CONTINUED
SUSTAINABLE DEVELOPMENT REPORT
2017
42
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Data tables

our operations understand and respect the
social, economic, environmental and cultural
interests and perspectives of indigenous
peoples. The standard was informed by the
IFC Guidance Note 7 on Indigenous Peoples
and the International Council on Mining and
Metals (ICMM) position statement on mining
and indigenous peoples.
In Australia, we partnered with Goldﬁelds
Clontarf Academy for Aboriginal boys and
an Aboriginal-owned contractor, Triodia
Mining, at Tropicana Gold Mine to implement
Transition from School to Work. Based on
the encouraging results of the partnership, it
is currently being replicated at the Kalgoorlie
Girls Academy, the Eastern Goldﬁelds College
and Kalgoorlie-Boulder Community High
School. We also partnered with schools to
provide teacher training and resources to
assist in meeting new requirements set by
government for minimum numeracy and
literacy standards.
Artisanal and small-scale mining (ASM)
ASM remains a key material risk for
AngloGold Ashanti. The loss of gold-bearing
ore, environmental degradation, the use
of dangerous chemicals and human rights
violations against vulnerable groups are of
primary concern. For further information, refer
to the
section on artisanal and small-scale
mining
in our report.
Our performance
Each operation in our portfolio has its
own community complaints and grievance
mechanism. These are developed with local
context and cultural sensitivities in mind to
ensure complaints are received and dealt with
in a manner that is transparent and ethical. All
complaints and grievances are recorded with
an estimated timeline for providing feedback
and communicating with the complainant.
In instances where grievances cannot be
resolved by the company, with the consent of
the community, it may be referred to a third
party for mediation and/or arbitration.
Community Information Systems
Our Community Information Management
System (CIMS) came online in 2017, and is
being implemented in phases. In the ﬁrst phase,
we implemented actions, commitments and
promises, community incident management,
complaints and grievances, engagement
strategy, project management, socio-economic
development, stakeholder group and
stakeholder individual modules. The rest of the
modules are scheduled for implementation as
part of the second phase in 2018.
CONTRIBUTING TO
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CONTINUED
Proportion of spending on local suppliers
(%)
Argentina
Brazil
Australia
South Africa
Ghana
Mali
Guinea
Tanzania
%
93
66
99
68
90
76
68
68
Community investment ($bn)
(Group less equity)
2014
2013
2015
2016
2017
0
5
10
15
20
25
24.1
14.8
15.2
20.2
22.5
Community incidents
2014
2013
2015
2016
2017
0
5
10
15
20
25
30
17
16
15
2
26
$2.29 billion
in total procurement spend
SUSTAINABLE DEVELOPMENT REPORT
2017
43
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Data tables

RESPONSIBLE
ENVIRONMENTAL STEWARDSHIP
Key features
Responsible environmental stewardship is a critical aspect of acquiring and maintaining
AngloGold Ashanti's social licence to operate. In pursuing this outcome, we constantly seek to use our share of natural resources efficiently and conscientiously.
In 2014, we prioritised three strategic focus
areas as part of our environmental framework.
These included securing leadership
commitment, enhancing environmental
awareness and organisational capability;
creating a deeper understanding of our
environmental risks; and ensuring effective
governance and compliance processes.
Since ﬁrst prioritising these focus areas,
we have progressively evolved them into
mature workplans, and have seen the
beneﬁt as reﬂected through in our sustained
environmental performance. Our next ambition
is to achieve our
2030 aspirational goals
.
These goals are aligned with the United
Nations SDGs, and aim to elevate our efforts
in order to deliver environmental performance
that positively impacts both the company as
well as broader society.
The 2030 environment aspirational goal is
to “Eliminate environmental harm, and use
natural resources equitably”. For AngloGold
Ashanti, this means continuing to build on
the risk management systems designed to
ensure the elimination of environmental harm,
Reportable environmental incidents
3
2016: 1
Energy consumption (PJ)
3.33%
2017: 30 (2016: 29)
GHG emissions (kilotonnes)
2.68%
2017: 3,953 (2016: 4,062)
Water use (Megalitres)
2.88%
2017: 52,219 (2016: 50,716)
SUSTAINABLE DEVELOPMENT REPORT
2017
44
GRI
GRI
GRI SPECIFIC STANDARD
DISCLOSURES
G4-EN1: Materials used by weight or volume
G4-EN2: Direct energy consumption
G4-EN5: Energy intensity
G4-EN8: Total water withdrawal by source
G4-EN9:
Water sources signiﬁcantly affected
by withdrawal of water
G4-EN10: Water recycling
G4-EN11: Operational sites owned, leased,
managed in, or adjacent to,
protected areas and areas of
high biodiversity value outside
protected areas
G4-EN13: Habitats protected or restored
G4-EN14:
Total number of IUCN Red List
species and national conservation
list species with habitats in areas
affected by operations, by level of
extinction risk
G4-EN15:
Direct greenhouse gas (GHG)
emissions (Scope 1)
G4-EN16:
Energy indirect greenhouse gas
(GHG) emissions (Scope 2)
G4-EN18:
Greenhouse gas (GHG) emissions
intensity
G4-EN20:
Emissions of ozone depleting
substances
G4-EN21:
NOx, Sox and other signiﬁcant
emissions
G4-EN22:
Total water discharge by quality
and destination
G4-EN23:
Total waste by type and disposal
method
G4-EN24:
Total number and volume of
signiﬁcant spills
G4-EN29:
Monetary value of signiﬁcant
ﬁnes and total number of non-
monetary sanctions for non-
compliance with environmental
laws and regulations
G4-EN34:
Number of grievances about
environmental impact ﬁled,
addressed and resolved through
formal grievance mechanisms
MM2: The number and percentage of total
sites identiﬁed as requiring biodiversity
management plans according to
stated criteria, and the number
(percentage) of those sites with plans
in place
MM3:
Total amounts of overburden, rock,
tailings, and sludges and their
associated risks
MM10:
Number and percentage of
operations with
closure plans
DATA TABLES
QUESTIONS
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Data tables

RESPONSIBLE
ENVIRONMENTAL STEWARDSHIP
CONTINUED
but also leveraging our capabilities in land and
water management to create value beyond
our traditional mine boundaries, and driving
integrated closure management. This ambition
requires that we further advance our cultural
maturity, and become more proactive. To
achieve this, we are establishing multidiscipline
working groups focused around speciﬁc
environmental themes to proactively identify
and capitalise on opportunities within and
outside the organisation. By embedding an
environmental awareness in everything we do,
we will continue to improve the efﬁciency with
which we make use of natural resources.
Our actions in 2017
Water
Access to water remains an important social,
environmental and economic issue. As the
global population grows, demand for good
quality water required to meet the needs of
society, agriculture and industry, continues
to escalate. This often occurs in the face
of mounting water supply pressure caused
by more frequent droughts. As noted in our
2016 report
, the International Council on
Mining and Metals (ICMM) released a
Water
Position Statement
in December of 2016.
This water position statement sets out an
approach for effective water stewardship,
understanding that it requires concerted effort
from government, civil society, business and
local communities. As a member of the ICMM,
the position statement commits AngloGold
Ashanti to apply robust and transparent water
governance; manage water at operations
effectively; and to collaborate with external
stakeholders to achieve responsible and
sustainable water use. The position statement
is supported by the ICMM Water Reporting
Guide, whose development and case studies
we contributed to. AngloGold Ashanti remains
well positioned to meet these commitments.
In terms of operational water use, we primarily
draw on three sources of water, in addition to
the rainfall directly harvested on our processing
facilities. The ﬁrst is groundwater pumped
from boreﬁelds, or water that collects in our
underground operations as it seeps down
through ﬁssures and cracks. Second, in some
jurisdictions where we operate, we purchase
water from utilities. Lastly, we are permitted to
abstract limited volumes of water from surface
sources, such as rivers or lakes, through
our licencing agreements with governments.
We continually work to optimise the use of
raw water in our operations, maximise water
recycling to the extent practicable and ensure
the safe discharge of excess water to the
environment. We recognise water recycling as
a key feature of water stewardship, and track
water recycling efﬁciency. It is calculated using
the approach contained in the ICMM Water
Reporting Guide, which is based on the
Water
Accounting Framework
as published by the
Minerals Council of Australia.
AngloGold Ashanti operates mines in areas
where there is water scarcity, as well as
water abundance. Each scenario affects
our water balances differently and a unique
management approach is required to satisfy
the needs of mining operations as well
as host communities. During 2017, our
operations in Tanzania, Mali and Guinea
experienced reduced rainfall. In Tanzania, this
necessitated increased water abstraction from
Lake Victoria through the construction of an
additional pipeline. However, as an added
beneﬁt, the additional pipeline also provided
access to water for irrigation for many of the
communities in its vicinity. Similarly, in Ghana,
Iduapriem Mine experienced lower than usual
rainfall volumes, which required increased
water imports from rainwater collected in
its Block 7 pit lake. Water imports from the
Tinkisso River were also increased at Siguiri
Mine in Guinea during the 2017 reporting year,
due to drier climatic conditions.
In South Africa, removal of extraneous water
inﬁltrating from neighbouring mines is a high
priority for our Vaal River and West Wits mines.
With the sale of the Moab Khotsong and
Kopanang mines, the focus will shift to West
Wits and the ~ 5Ml per day of extraneous
water draining into the underground operations
from the neighbouring Blyvooruitzicht mine.
The water from this mine is poor quality and
mildly acidic, but during 2017 the AngloGold
Ashanti West Wits operation succeeded in
absorbing the full volume in our operations,
which prevented the extraneous water from
being released to the environment.
Water use and efficiency
Efficiency
(Litres per tonne)
Efficiency
0
20
40
60
80
100
2017
2016
2015
2014
2013
0
200
400
600
800
1000
64
627
64
600
60
639
51
593
52
611
Use
(Gigalitres)
Use
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This was accomplished by adjusting the
extraneous water’s pH, allowing it to be used
in the mining and gold processing circuits and
offsetting fresh water imports to the operation.
However, it remains to be seen whether the
current solution can be sustained during a
normal and very wet rainfall season.
At Obuasi Gold Mine in Ghana, due to historical
allegations of ground water contamination
from the Sansu community, AngloGold Ashanti
commissioned both the Ghana Council for
Scientiﬁc and Industrial Research and Envaserv
Research Consult to conduct and investigation.
Results to date highlighted elevated coliform
bacteria and metal concentrations in the
water which are the result of regional geology-
driven phenomenon and poor sanitation
practices, and not the result of Obuasi’s gold
mining operations.
Tailings
It is AngloGold Ashanti’s obligation to ensure
our mine tailings are stable, non-polluting and
contained. We are guided by international
best practice and have robust systems and
processes in place to manage our facilities. In
our
2016 report
, we outlined our approach to
tailings management. During 2017, our primary
focus remained on the water management
issues on or near our tailings facilities.
Following an extended period of rain, our
Kareerand facilities in South Africa experienced
an intense storm event of more than 50mm
rain in less than three hours. This additional
water overwhelmed the facility’s already full
process water management system resulting
in an environmental incident. The facility itself
remained stable and freeboard of the dam
was safely maintained. In response to the
incident, we further upgraded our stormwater
management system to improve our capability
of managing future storms of similar intensities.
In Brazil, we received approval from the
regulator to raise our Cuiabá, Queiroz and
Córrego do Sítio tailings storage facilities,
despite the complex legislative environment
that persists after the 2015 Samarco tailings
disaster. These operations are also testing
the technical, ﬁnancial and regulatory viability
of different deposition methodologies to
ensure we can make use of the most effective
options available. The methodologies are
primarily focused on the stability of tailings
facilities and water management, and we will
integrate the learnings at other operations in
our portfolio where they may be applicable.
The development of emergency response
plans is taking place in consultation with
local communities to facilitate a common
understanding of the emergency
response process.
Cyanide
AngloGold Ashanti is a founding signatory
to the International Cyanide Management
Code (ICMC). The Cyanide Code was
developed by a multi-stakeholder steering
committee under the guidance of the United
Nation’s Environmental Program (UNEP). It
is a voluntary programme for gold mining
companies, focused exclusively on the safe
manufacture, transport, and use of cyanide in
the production of gold. Companies adopting
the Cyanide Code are required to have mining
operations audited by independent third
parties to determine the status of the code
implementation. The majority of AngloGold
Ashanti’s operations have been certiﬁed
under the code. During 2017, Tropicana
Gold Mine in Australia received its inaugural
certiﬁcation, which also coincided with Sunrise
Dam’s successful recertiﬁcation for another
three-year period. Córrego do Sítio II in Brazil
also received full certiﬁcation while Cerro
Vanguardia Mine in Argentina was successfully
recertiﬁed for another three-year period.
Energy
Most of our energy is generated from fossil fuels,
either being purchased from utilities or generated
by our operations through the combustion of
fossil fuels. A minor percentage of our energy
is sourced from hydropower. Since 2013,
AngloGold Ashanti’s energy consumption has
edged downwards as a result of cost savings,
energy efﬁciency initiatives, divestments and
the scaling down of operations. More than
95% of the company’s Greenhouse Gas (GHG)
emissions arise from energy consumption.
Approximately 68% of 2017 GHG emissions
arose from the South African operations due
to emission-intensive coal-based electricity
purchased from the national utility.
RESPONSIBLE
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South Africa
Our operations in South Africa continued to
experience improved supply reliability of the
electricity sourced from the national grid. It is
anticipated that tariff increases will be kept in
line with the Consumer Price Index (CPI) by the
National Energy Regulator for the 2018/2019
period. We conduct long-term energy
security risk assessments, which are updated
annually to address current conditions while
evaluating cost and technology improvements
in renewable energy. In addition to traditional
forms of renewable energy, such as solar
power, we continue to evaluate improvements
in biofuels, new generation technologies,
and fuel switching. Energy efﬁciency is a key
element in the South Africa Region’s strategy
to reduce operating cost – since 2010 we
have consistently improved our annual energy
intensity in terms of GJ per tonne of ore
treated. The announcement in 2017 to divest
assets will have a pronounced impact on the
region and company’s emissions proﬁle.
Australia
During 2017, we completed the conversion of
our on-site electrical power generators from
diesel fuel to natural gas. A small number of
diesel generator units remained on site to
address the demands of dynamic electrical
loads, which are outside the operating
capacity of the base-load natural gas units.
Efforts are underway at both our Australian
mines to further reduce variances in electrical
demand and potentially eliminate the need
for diesel powered generation. We also
implemented various optimisation initiatives
that improved efﬁciencies.
Continental Africa
Onsite diagnostics across our operations in
the Continental Africa Region enabled the
identiﬁcation of incremental energy saving
opportunities. Tools to aid the reﬁnement and
implementation of these initiatives have also
been developed. Each site has an Energy
Management Plan whose KPI Dashboard
monitors improvements and simultaneously
provides for identifying further energy
opportunities. Actions across the region
include renegotiation of utility tariffs, replication
of best practices from other mines in the
AngloGold Ashanti portfolio, and the increased
use of solar power for roadway lighting and
other applications.
In Tanzania, Geita Gold Mine initiated a large
project to replace an existing power station
whose units are at the end of their economic
life. The new power station will utilise fuel-
efﬁcient generators and a more modern
power station design. During the tender
process, proposals were received for hybrid
power stations utilising both traditional engine
generators and photovoltaic solar power to
lower generation costs and improve our use of
renewable energy. Unfortunately, the physical
constraints of our mine concession would not
render a solar power ﬁeld large enough to
make a hybrid power station design cost-
effective. However, the diesel-powered units
in the awarded bid are designed to a wide
operating band, enabling each generator to
provide electrical power under a variety of load
conditions without sacriﬁcing fuel efﬁciency.
The new power station is scheduled to be
commissioned in 2018.
Americas
In Brazil, hydropower capacity has now
stabilised but not fully recovered from the
drought conditions in prior years, providing
improved reliability in electrical power supply.
Energy efﬁciency improvement and cost
reduction activities continue within the region.
We also facilitated the continued
implementation of the ISO 50001 Energy
Management Standard and the AngloGold
Ashanti Energy Management System. A
particular area of focus in 2017 was the
valuable, but often overlooked opportunity
of employee engagement through increased
energy awareness. Our operations across
Brazil have deployed actions such as visual
aids to stress the value and importance of
energy efﬁciency, multimedia interactions with
employees, and reward and recognition for
onsite energy teams.
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Ongoing energy projects include the
continuation of our ventilation-on-demand
control systems, expansion of real-time energy
metering and data analysis, and the addition
of automated energy efﬁciency controls to
production equipment. The latter enables our
systems to shut down high energy consuming
equipment after a set period of idle time,
further improving our energy consumption per
tonne of ore treated.
An additional opportunity under development
is expansion of the automated underground
ventilation supply and the associated exhaust
fan systems. Finally, we are exploring the
replacement of our existing diesel-driven
heavy underground equipment with more
energy efﬁcient electrically powered machines.
Beneﬁts of this proposed conversion includes
a signiﬁcant reduction in underground air
contaminants, in addition to improving the
lowering carbon emissions.
Climate change
Climate change is a global challenge
posing risk to society and the environment.
AngloGold Ashanti can contribute to climate
change mitigation by reducing emissions
and improving our efﬁciency of fossil energy
use. In South Africa, our direct (Scope 1)
emissions are dwarfed by our indirect
(Scope 2) emissions – 100 kiloTonnes CO
2
-e
of direct emissions vs 2,633 kiloTonnes of
CO
2
-e of indirect emissions in 2017. The
South African carbon tax legislation has been
on the national agenda for several years.
The second draft of the Carbon Tax Bill
was released during December 2017, and
National Treasury announced implementation
of the tax from 1
st
of January 2019. With
relatively low direct carbon emissions,
AngloGold Ashanti’s main exposure to
carbon tax will be through the increased cost
of electricity purchased from the national
utility provider, Eskom. The carbon tax on
liquid fossils fuels used in the region will be
imposed at source in addition to current fuel
taxes. Although the initial carbon tax rate is
approximately $10 per tonne of CO
2
-e, during
the ﬁrst phase, which ends on 31 December
2022, a series of allowances will reduce the
effective rate anywhere between $0.50 and
$4 per tonne.
In Australia, Tropicana gold mine submitted
an application to the Clean Energy Regulator
for a Calculated Baseline under the Federal
Government’s Carbon Emission Safeguard
Mechanism. This 2016 legislation is aimed
at limiting future growth in Greenhouse Gas
(GHG) emissions. After setting baseline
emission thresholds, the Safeguard
Mechanism will require that companies
submit carbon credits or pay penalties for
excess emissions.
In 2007, AngloGold Ashanti set a greenhouse
gas intensity improvement target of 30% in
the long term, which was later clariﬁed as
15 years (2022). It was framed using ounces
of gold produced on the assumption that
gold production would remain a suitable
proxy for mining production activity levels.
However, the effect of reducing gold grades in
mined ore has undermined this assumption.
This is because the primary drivers of
energy consumption (and resultant GHG
emissions) in AngloGold Ashanti operations
are the volume of rock mined, trammed and
hoisted, distances trucked and tonnages
milled in processing plants. In addition, our
underground mines commonly use signiﬁcant
amounts of energy to ventilate and cool the
underground workings. As a result, in our
reporting on GHG performance, since 2013,
the company has adopted a per tonne of
ore processed denominator, replacing gold
ounces produced. This is considered a
more appropriate indicator of mining activity
levels and is also more consistent with broad
industry practice. With our targeted 30%
RESPONSIBLE
ENVIRONMENTAL STEWARDSHIP
CONTINUED
carbon intensity improvement in place, the
diagram below illustrates our performance
to date against the 2007 base year in GHG
per tonne of ore processed. When compared
to the base year, our 2017 intensity is ~20%
lower but this was already surpassed between
2013 to 2015, peaking at ~26% below the
base. A further improvement in the company’s
emissions intensity is anticipated after the
asset sales and deep-level mine closures in
the South Africa Region, making a sustained
30% improvement before 2022, within reach.
Biodiversity
In Australia, the Great Victoria Desert
Biodiversity Trust (GVDBT) initiated three
projects focused on ﬁre history and knowledge
to facilitate improved ﬁre management. The
aim is to protect vegetation and threatened
fauna in the Great Victoria Desert (GVD) from
0
13
26
39
52
65
GHG emissions intensity 2007-2017
kg of GHG per tonne tr
eated
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017
59
60
60
61
58
54
45
43
45
48
46
41.3kg/TT target line 30%
SUSTAINABLE DEVELOPMENT REPORT
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devastation caused by large late-season
ﬁres. The ﬁrst was the Cultural Burn Rule and
Biodiversity Mapping project, which involved
passing on traditional knowledge from the Tjilpi
and Minyma elders to the rangers and other
family and community members to improve
land management. The elders and rangers
visited 44 remote sites by helicopter, and
exchanged skills such as how to search and
care for Nganamara (Malleefowl) and traditional
ﬁre management practices.
We also undertook the Northern Australia
and Rangelands Fire Extension project in
partnership with Charles Darwin University
to complete long-term ﬁre history mapping
for the Great Victoria Desert. This resulted
in full ﬁre history data for the period 2000 –
2016 becoming
publicly available
. Finally, the
Traditional and Contemporary Fire Patterns
project involved obtaining and stitching
together old aerial photography for the region,
dating back to the 1960s. The project is in
partnership with the Department of Biodiversity,
Conservation and Attractions, and the objective
is to locate ﬁre scars. Personal interviews were
also conducted with elders about traditional
burning practices to include indigenous
cultural knowledge. The outcomes from these
projects will be utilised by the GVDBT and land
managers to guide future ﬁre management
planning with the re-introduction of traditional
patch-burn practices to protect vegetation and
threatened fauna from large wildﬁres.
RESPONSIBLE
ENVIRONMENTAL STEWARDSHIP
CONTINUED
Our performance
2017 SDR: Environmental Incidents
Site:
Mine Waste Solutions, South Africa
Date:
21 February 2017
Incident:
Following a signiﬁcant storm event of 50mm rain in less than three hours, the return water dam at the Kareerand Tailings Storage Facility
(TSF) overﬂowed into an adjacent drainage line that drains towards the downstream Vaal River. In addition, tailings material from the surrounding area also spilled towards and into the Vaal River. The Kareerand tailings storage facility remained stable during the incident and freeboard of the dam was safely maintained.
Corrective
action:
Operations at Kareerand were suspended and extensive downstream water sampling was initiated. Midvaal Water Company was notiﬁed to ensure water quality monitoring was maintained and tracked. The Department of Water and Sanitation and the National Nuclear Regulator were notiﬁed of the incident.
0
10
20
30
40
50
2017
2016
2015
2014
2013
Energy consumption and intensity
Energy Intensity (Gigajoules per tonne)
30
0.35
0,25
0,30
0,35
0,40
32
0.30
29
0.31
29
0.33
33
0.32
Consumption (P
etajoules)
Intensity Consumption
0
1
2
3
4
5
6
2017
2016
2015
2014
2013
0
20
40
60
GHG emissions and intensity
Emissions intensity (Kilograms CO
2
per tonne)
4.6
45
4.6
43
4.2
45
Emissions (Megatonnes CO
2
e)
4.0
46
4.1
48
Intensity Emissions
Water withdrawal by source
Ground water use
Surface water use
Utitlity and/or other
external water
suppliers related to
production
%
36
39
25
SUSTAINABLE DEVELOPMENT REPORT
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RESPONSIBLE
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2017 SDR: Environmental Incidents continued
Site:
Obuasi Gold Mine, Ghana
Date:
26 June 2017
Incident:
Between 19 and 26 June, Obuasi received approximately 164mm rain.
On 26 June, following 85mm of overnight rain onto the partly re-mined
Kokoteasua TSF footprint, an estimated 22,700m
3
of water had built up
behind a soil containment boundary located at the lowest point of the footprint. The storm water overwhelmed and washed away the boundary containment resulting in an uncontrolled release of water. The water ﬂooded a downstream pumping station and ﬂowed into the Kokoteasua stream. The released water combined with rainfall run-off from surrounding community catchment areas and this resulted in the ﬂooding of a school and nearby houses. The rainfall experienced between May and June of 2017 was the highest recorded for this period of the year since 1942.
Corrective
action:
The incident area was barricaded to avoid unauthorised entry to the ﬂooded area. The Environmental Protection Agency was notiﬁed and the affected community engaged on the incident. Interventions were initiated to ensure the school operated without interruption. The containment boundary was restored and reinforced.
Site:
Obuasi Gold Mine, Ghana
Date:
16 October 2017
Incident:
On the morning of 16 October a report emerged that intruders had cut into the tailings pipeline to the South TSF. This resulted in the spillage of water treatment plant sludge and efﬂuent into the local environment.
Corrective
action:
The pumping of efﬂuent was stopped and laterite soil and waste rock material was used to block the ﬂow of efﬂuent. Repair work was completed on the day of the incident. The Environmental Protection Agency was notifed, and the incident of vandalism reported to the police.
SUSTAINABLE DEVELOPMENT REPORT
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Data tables

INTEGRATED CLOSURE MANAGEMENT
Key features
Although gold mining companies strive to
Mining makes use of land temporarily, and integrated closure management aims to ensure a positive legacy beyond mining.
maximise gold extraction from operations,
gold resources are ﬁnite and operations
inevitably go into closure. Mining makes use
of land temporarily, and integrated closure
management aims to ensure a positive
legacy beyond mining. AngloGold Ashanti
understands that integrated mine closure
is a complex process that requires focused
attention on social, environmental and ﬁnancial
aspects during all stages of the mine lifecycle.
Closure planning begins at exploration, is
implemented concurrently with operations,
and extends beyond closure until we
relinquish our tenure. Our approach to
integrated closure management seeks to
ensure that our mining operations are left
in a condition that minimises the adverse
impacts on people and the environment. This
is guided by our Closure Planning Standard
to set a consistent benchmark across our
operations, and ensure multi-disciplinary
identiﬁcation and management of current and
future closure risks and liabilities in a manner
that adds value.
Insights into trends
in integrated closure
management
Reflecting on our work
as chair of the ICMM
working group on
closure
IN FOCUS
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GRI
GRI SPECIFIC STANDARD
DISCLOSURES
MM1: Amount of land (owned or leased,
and managed for production
activities or extractive use) disturbed
or rehabilitated
MM10:
Number and percentage of
operations with closure plans
DATA TABLES
QUESTIONS

In terms of the global landscape, we observe
increasing demands from stakeholders
for higher levels of transparency and
accountability concerning the socio-economic
and environmental aspects of closure. There
is also increased focus on closure costs, with
several governments proposing legislation
that will require mining companies to provide
ﬁnancial assurance that reﬂects full cost of the
estimated life of mine closure costs. Post-
closure, governments and other land owners
are also increasingly reluctant to be burdened
with post-closure risks, which are often
inadequately understood or quantiﬁed, and
this impacts the ability of mining companies to
relinquish liability.
As a member company of the International
Council on Mining and Metals (ICMM), we
are actively involved in international industry-
level closure conversations, and chaired its
closure working group throughout 2017.
INTEGRATED
CLOSURE MANAGEMENT
CONTINUED
Integrated closure management has been
elevated to a priority issue at the ICMM, and
the working group focused on sharing global
and regional trends and leading-practice, and
drafting tools to assist member companies.
This included commencing the update of the
ICMM member closure toolkit from 2008 to
reﬂect current concepts and practices. The
working group hosted two workshops to date,
and at the most recent workshop in Santiago,
Chile, the AngloGold Ashanti Colombia team
had an opportunity to share closure planning
work and challenges. This yielded valuable
feedback on our approach and performance
as benchmarked against our peers.
Our actions in 2017
Embedding a strategic approach
In 2016, AngloGold Ashanti reported on
incorporating strategic closure capability
into our mine planning function. Our aim
is to ensure the integration of closure
considerations into long-term strategic
choices and to drive a range of activities
and improvements. During 2017, we further
enhanced the proﬁle of integrated closure
management with senior mine management,
and improved our strategic planning process
to be more inclusive of complete closure
costs. By continuously raising the proﬁle
of integrated closure management in the
business, we embed awareness of closure
risks and opportunities and protect the future
value of our assets. We also performed inter-

VIDEO ON OUR APPROACH TO
disciplinary gap assessments against our
standard at several of our operations to better
understand integrated closure compliance
in the areas of social and workforce closure,
as well as bio-physical closure aspects.
These assessments enable us to direct our
interventions where they are most
acutely required.
In Australia, Tropicana Gold Mine commenced
a process of implementing noteworthy changes
based on the results of the gap assessment.
An awareness session at the mine was held to
improve technical team understanding of the
requirements of our closure standard, and how
a multi-disciplinary approach to closure can be
integrated into the operation. Accountability for
closure cost estimation was assigned to the
integrated mine planning function and the cost
model was revised to better reﬂect operational
costs. Other initiatives related to addressing
knowledge gaps and improving the way closure
activities become integrated in operational
activities continue to be progressed.
Social closure planning
In 2017, the group community discipline
continued to create a common approach
for the assessment of critical social closure
aspects in existing closure plans. The work
focused on evaluating and understanding
the operational status of closure plans and
approaches across the group, and served as
gap analyses to inform the development of a
group framework and standard.
SUSTAINABLE DEVELOPMENT REPORT
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INTEGRATED CLOSURE MANAGEMENT
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To implement successful rehabilitation
programmes at our operations, we need to
be aware of environmental risks, changing
land use practices, climatic conditions,
new infrastructure as it affects the mine’s
footprint, and evolving community dynamics.
As responsible stewards of the land under
our control and inﬂuence, AngloGold Ashanti
is accountable to governments and host
communities for ensuring that land used for
mining activities meets the agreed post-
closure completion criteria.
The development of the framework, including
associated standards setting out minimum
requirements, is anticipated to be completed
and implemented across the organisation by
the end of 2018.
In South Africa, we established Enterprise
Development Centres (EDC) in the Matlosana
and Merafong municipalities in partnership
with local government. The objective is to
incubate existing and new Small, Medium and
Micro Enterprises (SMME), and to stimulate
alternative industries beyond the life of mine.
These centres serve as a hub for identifying,
developing, capacitating and mentoring
established and upcoming entrepreneurs, and
provide access to the internet, information
booklets, and opportunities to review
enterprise feasibility with the assistance
from EDC ofﬁcials. The centres offer advice
on funding options from various institutions
and an enterprise registration service. The
primary sectors targeted by the EDC include
agriculture, manufacturing, retail and services.
Over the next three years, local enterprises
and suppliers will be developed to stimulate
the creation of sustainable business in the
area, independent of the mine.
Land use and rehabilitation
Access to productive land is a highly emotive
issue. At AngloGold Ashanti we understand
our responsibility to ensure disturbed
mining land can be closed to safe and non-
polluting land beyond our mining activities.
INTEGRATED
CLOSURE MANAGEMENT
CONTINUED
In Brazil, at our Córrego do Sítio I mine site,
rehabilitation activities have been concurrently
implemented with mining operations since
1992. While the site is in various stages
of regeneration, an area of approximately
379.25ha has been planted with native
vegetation. Various rehabilitation and
conservation strategies are used.
SUSTAINABLE DEVELOPMENT REPORT
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The application of geospatial
technology in mine reclamation at
Iduapriem Mine in Ghana
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For instance, for slope areas the so called
‘green carpet strategy’ is used and rapidly
growing or aggressive native species are
planted. Other areas require a conservation
approach to ensure native seed banks are
established and genetic diversity protected.
Apart from the ecological beneﬁt, concurrent
rehabilitation activities support mining by
ensuring the stability of mine infrastructure
through erosion control, dust control and
preventing transport of solids through
surface drainage. Concurrent rehabilitation
also adds signiﬁcant value to our assets
by reducing potential closure costs or
liabilities and providing evidence of closure
being undertaken to stakeholders. From a
reputational perspective, we have a duty to
ensure the impact of our mining operations are
mitigated in a responsible manner.
Yatela Gold Mine closure management
Following the challenges and subsequent
delays we experienced at Yatela Gold Mine
in Mali as reported in the 2016 Sustainable
Development Report, we made good progress
in the implementation of mine closure activities
in 2017.
Rehabilitation activities focused on securing
two pits as well as the continuation of
revegetation and maintenance activities on the
waste rock dumps. On the heap leach pads,
the top surfaces of Pad one, two and three
were landscaped to improve the efﬁciency of
the rinsing pilot project.
Following the retrenchment of 87 employees in
2015, Phase 2 saw 92 employees retrenched
in August 2017, and a further 38 in October
2017 as part of Phase 3. The last group of 51
employees was retrenched on 31 December
2017. Following this, labour will be acquired on
a ﬁxed-term contract basis or by commercial
contracts to complete the closure work.
As part of AngloGold Ashanti’s objective to
leave a positive legacy in the surrounding
villages, we constructed teacher’s
accommodation at the local school, installed
new water supply infrastructure in four
villages and built security brick walls around
four health facilities. In support of local
economic development and food security,
we constructed chicken runs for nine
poultry farmers, supported a vegetable seed
optimisation and gardening programme and
installed solar water pumps in six villages.
More projects identiﬁed by the community will
be implemented in 2018.
The key closure project activities include
rinsing and rehabilitation of the heap leach
pads. This contributed 5,675 ounces of gold in
2017. Work is scheduled to conclude around
the end of 2021 with site relinquishment
towards the end of 2022.
INTEGRATED
CLOSURE MANAGEMENT
CONTINUED
Our performance
2017
Total land managed
Total amount of land
disturbed and not yet
rehabilitated closing
balance
Total amount of land
rehabilitated to date
Land disturbed or
rehabilitated (ha)
AGA Mineração
26,237
493
443
Cerro Vanguardia
54,000
1,600
45
Geita
19,627
2,720
551
Iduapriem
11,000
1,525
251
MWS
6,722
3,329
16
Obuasi
20,146
1,692
206
Sadiola
30,260
2,202
142
Serra Grande
2,608
593
79
Siguiri
159,233
1,569
360
Sunrise Dam
12,409
1,346
754
Tropicana
101,611
3,069
224
VR (Input)
12,246
4,244
1,010
WW (Input)
3,744
1,310
296
Yatela
22,252
483
547
Group
482,095
26,176
4,925
SUSTAINABLE DEVELOPMENT REPORT
2017
54
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Data tables

EMPLOYEE,
COMMUNITY AND ASSET SECURITY
Key features
AngloGold Ashanti's primar y concern is the safety of people. This encompasses the safety of our employees as well as our host communities.
We take reasonable precautions to protect our
assets and secure the long-term operational stability
of our mines. In the regions where we operate,
we are aware of increasing poverty and widening
inequality, which give rise to social issues and safety
risks. We also experience increased expectations
and activism with communities looking more to
mining companies for basic service delivery. In 2017,
AngloGold Ashanti set
aspirational goals for 2030
,
aligned with our intent to operationalise and embed
the United Nations Sustainable Development Goals
(SDGs). Our 2030 human rights and security goal
is “No human rights violations, and communities
assist in protecting our business”. For AngloGold
Ashanti, this means ensuring that human rights
and security principles are embedded across our
organisation, and having resilient security systems
enabled by technology. It also requires that we
nurture community partnerships, based on trust, to
ensure the involvement of host communities in the
prevention of incidents. Our actions are guided by
AngloGold Ashanti’s global security framework, our
security policy, and the
Security Risk Management
Standard
which sets out the minimum standards
for security risk and threat assessment. We are
also a signatory to the Voluntary Principles on
2030 aspirational
security goal aligned to
the UN SDGs
Insight into our
preventative and
predictive approach
Fatalities to AngloGold Ashanti
security personnel in the line of duty
0
2016: 2
Injuries to AngloGold Ashanti
personnel in line of duty
37.14%
2017: 22 (2016: 35)
Fatalities to community members
related to security intervention
1
2016: 0
Injuries to community members
related to security intervention
11.11%
2017: 32 (2016: 36)
IN FOCUS
SUSTAINABLE DEVELOPMENT REPORT
2 0 1 7
55
GRI
G R I S P E C I F I C S TA N D A R D
D I S C L O S U R E S
G4-EC7:
Development and impact of
infrastructure investments and
services supported
G4-SO1:
Percentage of operations
with implemented local
community engagement, impact
assessments, and development
programmes
G4-SO2:
Operations with signiﬁcant actual
or potential negative impacts on
local communities
G4-SO3:
Total number and percentage
of operations assessed for risks
related to corruption and the
signiﬁcant risks identiﬁed
DATA TABLES
QUESTIONS
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Strategy
Material issues
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Data tables

Security and Human Rights (VPSHR), which
is recognised as international best practice
for the professional and transparent utilisation
and conduct of security forces. Our VPSHR
Management Standard articulates the
company’s position on the principles and how
we actively manage compliance.
Many of AngloGold Ashanti’s mining operations
are located in challenging operating jurisdictions,
and security risks have the potential to directly or
indirectly impact our operations.
During 2017 in the Continental Africa Region,
we experienced stable to elevated levels of
security risk. In Ghana and Guinea, the security
risk was stable with challenges involving
aspects of illegal mining. In the Democratic
Republic of the Congo and Mali, we recorded
an elevated level of security risk due to guerrilla
style attacks by opposing forces in these
countries, and aspects of general criminality
posing a risk for our travellers.
In South Africa, illegal mining and the risk
of intrusion into operational areas remains
high-risk. Additionally, the Private Security
Regulation Authority (PSIRA) issued a
directive to all security service providers and
employers of internal security, stipulating the
powers of private security service providers
during demonstrations and/or protest action.
This directive limits the company’s powers
when dealing with potential conﬂict situations.
Opinion on the matter is being sought
through the Chamber of Mines.
EMPLOYEE,
COMMUNITY AND ASSET SECURITY
CONTINUED
In our Americas Region, we experienced
decreased risk in Colombia as a result of a
peace agreement between the government
and the Revolutionary Armed Forces of
Colombia (FARC), and the dismantling of
organised crime. In Brazil, we observed an
escalating trend of specialised and heavily
armed gangs acting against high-value
transportation armoured vehicles, banks and
mining companies to obtain valuable assets.
Our actions in 2017
Predictive and preventative
Our approach to security aims to be
preventative and predictive. During 2017,
this yielded a noticeable decrease in injuries
to people as a result of illegal activities and
security interventions. We also recorded a
15% decrease in theft and loss incidents,
which we attribute to the various proactive
mitigation measures implemented. These
measures are supported by statistical analysis
to establish trends over time. The development
and implementation of a spatial security risk
analysis tool at the end of 2017, which enables
the visualisation of information spatially, will
further increase our capability to reduce risk,
forecast potential crime locations, and provide
insight to address both short-term tactical and
long-term strategic security issues.
For the past three years, we have implemented
containerised thermal CCTV solutions at many
of our high-risk operations with encouraging
results. This technology enables AngloGold
Ashanti to detect intruders from a distance,
and allows our reaction units to respond with
situational intelligence. To date, this technology
has been implemented at our operations in
Tanzania, Guinea and South Africa. Based
on the positive in pre-emptive detection and
apprehension trends we have seen at these
operations, we will continue to extend this
technology to other high-risk operations in
our portfolio.
In Guinea, artisanal and illegal mining activities
and the associated death of people remained
a concern at Siguiri Gold Mine. As outlined in
our
community safety programme
, the issue
received priority attention throughout 2017.
Our interventions included engagement with
government and communities, keeping ore
stockpiles clear of artisanal mining activities,
and the demarcation of exclusion zones on
our concession.
SUSTAINABLE DEVELOPMENT REPORT
2017
56

VIDEO ON GEITA GOLD MINE
POLICING FORUM
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Data tables

In Tanzania, the mining industry was
the subject of increased scrutiny by
governmental agencies as a result of
legislative changes. These developments
did not signiﬁcantly impact Geita Gold
Mine’s bullion shipments, as we proactively
established a task team to monitor
developments and mitigate potential risks.
We also closely monitored an escalating risk
in potential land invasions due to political
rhetoric associated with the changes.
In South Africa, a multi-disciplinary task team
was established through the Chamber of Mines
to discuss concerns and potential interventions
around escalating illegal mining in the country.
Parties agreed that a collaborative approach
between law enforcement, mine security,
non-governmental organisations, and the
Chamber is required to address the complexity
of illegal mining. One solution currently under
investigation is the formalisation of artisanal and
small-scale mining. AngloGold Ashanti is an
active participant and contributing member of
these discussions.
Cyber crime
Cyber crime, cyber criminals and their
tools are becoming more diverse and
sophisticated due to the increasing speed
of connectivity, declining cost of cloud
computing and the ability to trade in non-
regulated crypto-currencies like Bitcoin.
Following several high-proﬁle corporate
breaches, where millions of people’s private
and sensitive data was leaked, governments
started to enact regulations to force
companies to govern their own infrastructure
to ensure data privacy. In Europe, the General
Data Protection Regulation (GDPR) Act will be
enforced from 28 May 2018, which focuses
directly on ‘Personally Identiﬁable Information’
and the control thereof. Other countries that
have similar acts in effect, or being ﬁnalised,
include the United States of America, Australia,
and South Africa. The latter is implementing
the Protection of Personal Information
(PoPI) Act. Personal information stored and
processed by AngloGold Ashanti will be bound
by these data regulation acts to ensure the
private information of all employees remain
private and secure.
Apart from the new data regulation acts,
AngloGold Ashanti must also guard its
complex information management systems
and operational network from external
cyber threats to ensure operational safety
and business continuity of the organisation.
In 2015, AngloGold Ashanti launched a
Cyber Defence Programme following a risk
assessment which identiﬁed weaknesses
that could potentially leave the company
vulnerable to a cyber attack. To date, we
have implemented 10 of 11 work streams
scheduled. The ﬁnal stream the Cyber Security
Operations Centre (CSOC), aims to improve
our analytical and monitoring capability, and
will proactively ﬂag cyber events that pose
a risk to the company. The CSOC will come
online in mid-2018.
Our main threats during 2017 involved
phishing attacks for identity theft or
impersonation to secure a ﬁnancial beneﬁt.
In response, we enhanced capability in the
company with the recruitment of dedicated
resources, the implementation of a cyber
framework, and encryption systems for
employees. We are also monitoring the
potential of sophisticated crime syndicates
for use of cyber terrorism to interrupt our
mining operations. In 2018, we will embark
on awareness initiatives to ensure employees
have the requisite knowledge and skills to
avoid potential infringements on
private information.
EMPLOYEE,
COMMUNITY AND ASSET SECURITY
CONTINUED
SUSTAINABLE DEVELOPMENT REPORT
2017
57
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Data tables

15% reduction
in theft and loss incidents
EMPLOYEE,
COMMUNITY AND ASSET SECURITY
CONTINUED
Our performance
Reportable incidents
Fatalities and injuries to communities related to security intervention
2017
2016
2015
2014
2013
2017
2016
2015
2014
2013
0.06
1
32
1
42
3
34
0
36
2
27
Fatalities
Injuries
Fatalities and injuries to community members while engaged in illegal activities, not related to security intervention
2017
2016
2015
2014
2013
2017
2016
2015
2014
2013
0.06
33
18
12
11
10
8
11
5
16
56
Fatalities
Injuries
Fatalities and injuries to AngloGold Ashanti security personnel in the line of duty
2017
2016
2015
2014
2013
2017
2016
2015
2014
2013
0.06
0
22
0
38
0
71
2
35
0
51
Fatalities
Injuries
SUSTAINABLE DEVELOPMENT REPORT
2017
58
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Data tables

ARTISANAL AND
SMALL-SCALE MINING (LEGAL AND ILLEGAL)
Key features
The magnitude of artisanal and small-scale mining (ASM) continues to grow, as does global attention to the issue.
At a global level, and represented by work being
done through the Intergovernmental Forum (IGF)
on Mining, Minerals, Metals and Sustainable
Development, there is emerging consensus that
ASM is here to stay, and a co-existence model
between ASM and large-scale mining (LSM) is
needed as part of a suite of sustainable solutions.
As a source of minerals, ASM contributes to 20%
of global gold supply. It is a signiﬁcant employer
and the total number of participants far exceeds
the seven million people employed through
industrial mining in 2014. This, along with other
related aspects, argues for the need to address
the escalating challenges associated with ASM.
The environmental and health impacts of ASM
are well recognised and continue to present
challenges. Sadly, vulnerable groups, primarily
women and marginalised communities, remain the
most affected.
Recognising complexity and varied dynamics
across different countries, as the lead global
agency seeking to address it, the IGF has
identiﬁed and is exploring potential approaches to
manage the interface between ASM and LSM:
Insight onto our
framework on ASM
Update on ASM in our
operating jurisdictions
11 sites affected
by ASM
IN FOCUS
SUSTAINABLE DEVELOPMENT REPORT
2017
59
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GRI
GRI SPECIFIC STANDARD
DISCLOSURES
MM8:
Number (and percentage) of
company operating
sites where artisanal and small-scale
mining takes place on, or adjacent to,
the site; the associated
risks and the actions taken to
manage and mitigate these risks
DATA TABLES
QUESTIONS

ARTISANAL AND
SMALL-SCALE MINING (LEGAL AND ILLEGAL)
CONTINUED
•
Separating ASM and LSM by creating “ASM
zones” with proven geological reserves
•
Fostering co-operation between LSM
and ASM
•
Promoting continued dialogue and
communication between ASM and LSM
(facilitated by governments)
All the proposed approaches are underpinned
by efforts to formalise ASM in order to mitigate
health and environmental impacts, and to
provide participants with greater socio-
economic and legal protection and support.
While progress in this area is slow, emerging
principles of formalisation include inclusivity
of ASM participants in their design, enabling
access to ﬁnance and technological support,
and streamlining licensing processes.
While alternative livelihoods remain a
consideration as part of the suite of options
to respond to ASM, global progress has only
been seen in enhancing downstream activities.
The movement of artisanal miners into
alternative sectors has not been perceived as
feasible, given high unemployment rates and
limited employment opportunities in countries
where ASM is prevalent. A limitation of this
view is that it assumes retaining the status quo
in these countries and does not fully consider
the need to actively work towards creating
alternative industries in the industrialisation of
under-developed countries.
Our actions in 2017
In 2016,
AngloGold Ashanti approved a
framework guiding co-existence with legal
ASM activities
across our operations. Flowing
from the framework, we focused on:
•
Strengthening global interactions to
inﬂuence and shape the dialogue in order to
accelerate collaboration and progress
•
Implementing the framework at company
operations
Our global interactions have primarily been
through the IGF while implementation has
focused on Tanzania, Ghana and Colombia
where the ASM challenge is most pressing.
Interactions with the IGF
For the past two years, AngloGold Ashanti
has been an active participant as an industry
leader in IGF activities, speaking on panel
discussions at the last two annual general
meetings (AGMs), and at the IGF session
during the 2017 Mining Indaba in Cape Town,
South Africa.
At the most recent IGF AGM in October 2017,
we spoke on our approach and experiences
in managing the interface between ASM
and LSM activities. The AngloGold Ashanti
ASM framework and strategy were outlined
along with our work in this area in Colombia
and Ghana. Recognising the complexity of
the challenge, we have continued to pursue
our position of harmonious co-existence,
supporting ways to formalise and enable
ASM access to prospective territory (including
relinquishing parts of the mine tenement) and
ﬁnance, as well as enhanced capability for
improved productivity with better safety, health
and environmental performances.
As a global corporate citizen, while the impact
is only seen in the long term, these activities
are necessary to inﬂuence the dialogue that
shapes a future of mutual beneﬁt. We are
conﬁdent that our argument will be supported
in time by the results we will show from the
implementation of these approaches in our
own operations.
Addressing the ASM-LSM interface in
Tanzania
Over the past few years, AngloGold
Ashanti’s Geita Gold Mine has been active in
supporting the formalisation of ASM through
our support of the Lwamgasa Formalisation
Project in collaboration with the Ministry
of Minerals and the World Bank. After its
initiation, the project slowed down due to
a range of factors, including lack of clear
mandates and coordination between various
government agencies.
During the 2017 reporting period, accelerated
by work being done by the IGF, a series of
site visits with multi-stakeholder dialogue were
held in Geita. Led by the International Institute
for Environment and Development (IIED), and
supported by Tanzanian NGO Haki Madini, the
dialogue focused on:
•
Women in ASM
SUSTAINABLE DEVELOPMENT REPORT
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•
ASM interface with agriculture and other
land use as well as challenges and solutions
for sustainable livelihoods
•
The business case for ASM: opportunities
and challenges for growing mining and
promoting linkages
•
ASM-LSM-government interface
Multi-stakeholder participation included
ASM operators and their representative
organisations, mining companies, the
Tanzania Chamber of Mines and government.
Through the dialogue, working groups have
been established along these themes with
activity plans developed within the context
of the country National Action Plan on ASM.
AngloGold Ashanti will continue to participate
through the Chamber of Mines and the work
being done will be used to accelerate the
company’s direct activities in the Lwamgasa
ASM project while exploring co-existence
opportunities around our mine site.
Advancing ASM in Ghana
As reported in 2016, the initiative in
conjunction with the Minerals Commission
of Ghana to clear our operational areas from
illegal mining activities, and the relocation of
illegal miners at Obuasi Gold Mine to identiﬁed
relinquished land was completed early in
2017. Currently there are ﬁve ASM mining sites
around our reduced footprint where artisanal
mining is taking place under the authority of
the Minerals Commission. AngloGold Ashanti
provides technical and logistical advice, and
support when requested.
Developing a co-existence model
in Colombia
The presence of artisanal miners in the
Gramalote tenement for decades is well
recognised, and is considered one of the
main risks to the successful establishment
of formal mining operations. Our approach
is underpinned by the development of a co-
existence model with relevant authorities and
civil society.
Initial efforts to address the challenge were
undertaken in 2012 and 2013, involving
a group of 153 artisanal miners located
around the Gramalote deposit. At the time,
the solution focused on the conversion of
this group of miners to alternative forms
of economic livelihoods. The project
demonstrated limited success and, by 2015, a
baseline update of the project footprint found
large groups of miners in the area.
Led by government, and within the existing
legal framework and formalisation process, a
new concept of a co-existence programme
was developed with a total of 209 artisanal
miners considered for inclusion.
During 2017, development of the project was
accelerated through a collaborative effort
between the government, AngloGold Ashanti
and USAID’s Oro Legal Program. The project
has been incorporated into Gramalote’s
approved environmental impact assessment,
and is consistent with the company framework
on ASM, the United Nation’s Universal
Declaration on Human Rights, and World
Bank guidelines. The focus is on providing
legal, social and technical support for the
formalisation of the artisanal miners, and for
the mining and processing of gold in identiﬁed
areas of the Gramalote tenement. In this way,
the co-existence project aims for harmonious
ARTISANAL AND
SMALL-SCALE MINING (LEGAL AND ILLEGAL)
CONTINUED
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2017
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and sustainable interaction between the
business and artisanal miners.
The project is in four stages and focuses on
the detailed investigation of the complexities
and establishing a business case for
the artisanal miners, enabling permitting
within the legal and regulatory framework,
implementation, and providing ongoing
support to the miners for successful outcomes.
By the end of the 2017, the ﬁrst stage of the
project was underway with the signing of a
memorandum of understanding with USAID’s
Oro Legal Program, subsequent to the
initial engagement of relevant stakeholders,
including the artisanal miners.
ARTISANAL AND
SMALL-SCALE MINING (LEGAL AND ILLEGAL)
CONTINUED
Addressing the challenges of
illegal mining
Beyond the recognised challenges of legal
ASM, the illegal form brings additional risks
of invasion and/or intrusions of company
operations. As a consequence, there is
potential for high numbers of fatalities and/
or injuries to illegal miners on the company
tenement. Given the illegal and criminal nature
of the activities, which must be resolved within
host country legal frameworks by appropriate
law enforcement agencies, the company does
not directly interact with illegal miners.
Sadly, during 2017, the company received
reports of 33 fatalities among illegal miners
while they were conducting illegal activities.
The numbers recorded are limited to
information the illegal miners choose to share
and it is possible that shared information
is understated as activities involve criminal
elements. While AngloGold Ashanti has limited
control over these fatalities, we recognise that
it does expose us to signiﬁcant reputational
risk, particularly when issues are raised by
concerned stakeholders. We need to clearly
demonstrate reasonable actions in responding
as a responsible citizen.
In this setting, our inﬂuence is limited to
creating awareness of the dangers associated
with illegal mining. Our activities are framed
within a broader community safety and
security awareness framework, which was
rolled out company-wide in 2017, including
formalised awareness training programmes
through local community forums.
Our performance
Our reporting on performance in ASM is largely
qualitative, dealing with application of the
company framework in areas where ASM is
most signiﬁcant, and discussed in the section
on our actions in 2017.
More quantitative details on our performance
in contributing to socio-economic
development, as relates to ASM, can be
found in
Contributing to Self-Sustaining
Communities
.
SUSTAINABLE DEVELOPMENT REPORT
2017
62
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Data tables

RESPECTING
HUMAN RIGHTS
Key features
As a global mining company with our roots in
South Africa, we have a deep appreciation for the
basic human rights of citizens in the jurisdictions
where we operate. Our background is informed
by the South African Bill of Rights, which outlines
the right for every citizen to life, equality and
human dignity. In the context of our mining
operations, respect for human rights not only
extends to our immediate areas of operation, but
also across the mining value chain and among
state actors, where we have inﬂuence.
Our approach to human rights is guided by
our company Human Rights Policy, and the
Human Rights Due Diligence Standard and
Guideline. Our frameworks are furthermore
informed by the Universal Declaration of
Human Rights (UDHR) and the United Nations
Guiding Principles for Business and Human
Rights (UNGP) and are aligned to international
best practice. They apply to all our operating
jurisdictions to complement national legislative
frameworks where these may be lacking.
We are also active members of initiatives
including Business and Human Rights, the
Number of human rights reported
incidents under VPSHR
3
2016: 2
Number of human rights allegations
under VPSHR
2
2016: 6
Percentage security personnel trained
94%
2016: 94%
Incidents of violations involving the
rights of indigenous peoples
0
2016: 0
SUSTAINABLE DEVELOPMENT REPORT
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GRI
GRI SPECIFIC STANDARD
DISCLOSURES
G4-HR1:
Total number and percentage of
signiﬁcant investment agreements
and contracts that include human
rights clauses or that underwent
human rights screening
G4-HR3:
Total number of incidents of
discrimination and corrective action
taken
G4-HR4:
Operations and suppliers identiﬁed
in which the right to exercise
freedom of association and collective
bargaining may be violated or at
signiﬁcant risk, and measures taken
to support these rights
G4-HR5:
Operations and suppliers identiﬁed
as having signiﬁcant risk for incidents
of child labour, and measures taken
to contribute to the effective abolition
of child labour
G4-HR6:
Operations and suppliers identiﬁed
as having signiﬁcant risk for incidents
of forced or compulsory labour, and
measures to contribute
to the elimination of all forms of
forced or compulsory labour
G4-HR7:
Percentage of security personnel
trained in the organisation’s human
rights policies or procedures that are
relevant to operations
G4-HR8:
Total number of incidents of
violations involving rights of
individuals and actions taken
G4-HR9:
Total number and percentage of
operations that have been subject
to human rights reviews or impact
assessments
G4-HR10:
Percentage of new suppliers that
were screened using human rights
criteria
G4-HR11:
Signiﬁcant actual and potential
negative human rights impacts in
the supply chain and actions taken
G4-HR12:
Number of grievances about human
rights impacts and impacts on
society
G4-EN32:
Percentage of new suppliers that
were screened using environmental
criteria
G4-EN33:
Signiﬁcant actual and potential
negative environmental impacts in
the supply chain and actions taken
G4-LA14:
Percentage of new suppliers
that were screened using labour
practices criteria
G4-LA15: Signiﬁcant actual and potential
negative impacts for labour practices
in the supply chain and actions taken
G4-SO9:
Percentage of new suppliers that
were screened using criteria for
impacts on society
G4-SO10: Signiﬁcant actual and potential
negative impacts on society in the
supply chain and actions taken
DATA TABLES
QUESTIONS

RESPECTING
HUMAN RIGHTS
CONTINUED
Voluntary Principles on Security and Human
Rights (VPSHR), the Extractive Industries
Transparency Initiative (EITI), the International
Council on Mining and Metals (ICMM) and
the United Nations Global Compact (UNGC).
We further recognise that human rights affect
every area of our business, and upholding the
principles of our framework is the responsibility
of every AngloGold Ashanti employee.
In 2017, AngloGold Ashanti set
2030
aspirational goals
, aligned with our intent to
operationalise and embed the United Nations
Sustainable Development Goals (SDGs).
Our 2030 human rights goal is “No human
rights violations”. In the context of AngloGold
Ashanti’s business, this means ensuring human
rights principles are embedded across the
organisation, and stakeholder partnerships
frame the way we conduct our business.
Currently, our systems include human rights
risk and impact assessments, and we have
grievance mechanisms, aligned with the
UNGPs, in place.
We believe in dialogue, and understand
that formal processes for engagement with
stakeholders is crucial for nurturing two-
way conversations that engender trust. We
also appreciate the value of participating in
national and international dialogue to share our
experiences while learning from others.
During the reporting year, AngloGold Ashanti
noted intensifying human rights activism by
non-governmental organisations (NGOs). The
mining industry is under increasing pressure
from NGOs for detailed public disclosure of
processes and interactions involving host
communities beyond traditional legislative or
reporting requirements. AngloGold Ashanti
believes that positive engagement, collaboration
and coordinated efforts with NGOs will yield the
most beneﬁcial outcomes and we endeavour to
uphold such.
Our actions
Embedding human rights
The AngloGold Ashanti Human Rights Due
Diligence (HRDD) Standard was designed
to consider human rights risks throughout
the lifecycle of our operations. Assessments
are done at the pre-feasibility stage of a
mining operation, and risks are continuously
identiﬁed and mitigated throughout the
operation’s life. Assessments also consider
the aspects unique to each operation such
as the geographical location and country
risk; the risks which AngloGold Ashanti may
inadvertently cause or contribute to; and the
potential and actual impacts.
The standard was approved in 2016, and
implementation commenced in 2017. Self-
assessments were completed by each mining
operation in our portfolio, and served as gap
analyses for understanding where there may
be the potential to infringe upon human rights
and to direct our interventions where they are
most acutely required. We also focused our
efforts on human rights training, which aims
to embed awareness and understanding of
the UNGP principles. Training takes place
in the form of induction, classroom-based,
refresher or online training. By 2017, a total of
29,189 employees across the organisation had
received human rights training.
Responsible sourcing
Responsible sourcing refers to AngloGold
Ashanti’s commitment to look at procurement
beyond the traditional aspects of cost and
quality, and to investigate the labour, ethics
and environmental practices of our direct
and indirect suppliers. As a global citizen in
the diverse geographic locations where we
work, we have a responsibility to act lawfully,
and with integrity wherever we do business.
Our approach to responsible sourcing
demonstrates our understanding of the
severity of potential human rights infringements
in our supply chain, and the reputational risks
this could hold for the company.
Our
Supplier Code of Conduct
sets out the
conditions for doing business with AngloGold
Ashanti. In 2016, we reported on the
implementation of a supplier self-assessment
questionnaire (SAQ) to assess areas of
governance, human rights, environmental and
safety practices. In 2017, we further evolved
this assessment tool to be more precise and
user-friendly for potential vendors. We moved
the SAQ from a paper-based system to an
online platform, which advanced our analytical
capability. Additionally, we implemented robust
engagement processes around completion
of the SAQ to ensure potential vendors have
access to designated AngloGold Ashanti
resources where they may require assistance.
In instances where we discovered risks that
could be mitigated, we advised vendors of
required adjustments prior to the start of our
business relationship.
SUSTAINABLE DEVELOPMENT REPORT
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Data tables

Our performance
Self-reported human rights incidents
Every allegation or incident with the potential
for a human rights implication is thoroughly
investigated and analysed. Where we need to
act, we do so immediately. We also use the
information obtained through our analyses for
learning and continuous improvement across
the company.
Site: Geita Gold Mine, Tanzania
Date: 2017/4/11
Incident: Members of the police
contingent on the mine used unjustiﬁed
force in apprehending and restraining
a suspect.
Corrective action: As part of our
agreement with the Public Security,
which stipulates zero tolerance for any
form of human rights abuse, the ofﬁcers
were immediately relieved of their
duties at the operation. Use of force
awareness training was re-emphasised
for all security staff. In addition, a formal
communique was sent to the authorities,
who assured us that the offenders
would receive an appropriate sanction
through disciplinary processes.
Site: Geita Gold Mine, Tanzania
Date: 2017/6/4
Incident: Members of the police
contingent on the mine assaulted a
suspect during the apprehension process.
Corrective action: As part of our
agreement with Public Security, which
stipulates zero tolerance for any form of
human rights abuse, the ofﬁcers were
immediately relieved of their duties
at the operation.
Site: Geita Gold Mine, Tanzania
Date: 2017/11/10
Incident: A member of the third-party
security provider at the mine assaulted a
suspect in the security control room.
Corrective action: As part of our
contractual agreement with all service
providers, which stipulates zero
tolerance for any form of human rights
abuse, the guard was immediately
relieved of his duties at the operation.
RESPECTING
HUMAN RIGHTS
CONTINUED
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Data tables

TALENT MANAGEMENT,
SKILLS DEVELOPMENT AND EMPLOYEE RELATIONS
We face unprecedented changes related to both technology and the way in which we conduct our business now and into the future. This manifests in the way we manage talent, develop new work processes, redesign equipment and reskill employees for site-based or remote work.
Key features
Over the past two decades the pace of
change in the world of work has accelerated
dramatically, and it will continue to do so for
the foreseeable future. This is largely driven
by technology developments, changing
expectations and capabilities of individuals
and new business requirements. While the
mining industry is commonly regarded as
lagging in terms of adopting new technology,
we are not immune to these changes. We
face unprecedented changes related to both
technology and the way in which we conduct
our business. This manifests in the way we
manage talent, develop new work processes,
redesign equipment and reskill employees for
site-based or remote work.
In AngloGold Ashanti’s International
Operations, our objective is to become a
world-class operator, safe and proﬁtable in
all circumstances. Through the company’s
Operational Excellence programme, the
business leverages off service and support
disciplines toward realising the full potential
of assets. The role of all employees is critical,
requiring them to be appropriately placed
Updates on diversity
and inclusion
Training and development expenditure
$36.3m
(2016: $34.9 million)
Composition of board
36% women
2016: 27%
Composition of board
45% HDSA
2016: 45%
(HDSA: Historically Disadvantaged South Africans)
Proportion of senior management from
local communities
86%
(2016: 78%)
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Data tables
GRI
GRI STANDARD DISCLOSURES
G4-10:
Composition of the workforce,
including:
a.
Total number of employees by
employment contract and gender.
b.

Total number of permanent
employees by employment type and
gender.
c.

Total workforce by employees and
supervised workers and by gender.
d.
Total workforce by region and
gender.
e.

Whether a substantial portion of the
organisation’s work is performed by
workers who are legally recognised
as self-employed, or by individuals
other than employees or supervised
workers, including employees
and supervised employees of
contractors.
f.
Signiﬁcant variations in employment
numbers (such as seasonal variations
in employment in the tourism or
agricultural industries)
G4-11:
Percentage of total employees
covered by collective bargaining
agreements
GRI SPECIFIC STANDARD
DISCLOSURES
G4-EC6:
Percentage of senior management
hired from local community at
signiﬁcant locations of operation
G4-LA4:
Percentage of employees covered
by collective bargaining agreements
G4-LA10:
Programmes for skills management
and lifelong learning that support
the continued employability of
employees, to assist them in
managing career endings
G4-LA12:
Composition of governance bodies
and breakdown of employees per
employee category according to
gender, age group, minority group
membership, and other indicators
of diversity
G4-LA16:
Number of grievances about labour
practices ﬁled, addressed, and
resolved through formal grievance
mechanisms
MM4:
Number of strikes and lock-outs
exceeding one week’s duration, by
country
DATA TABLES
QUESTIONS

TALENT MANAGEMENT,
SKILLS DEVELOPMENT
AND EMPLOYEE RELATIONS
CONTINUED
in roles and fully capable to drive value as
individuals and in teams.
In the South Africa operations, the challenge is
framed by signiﬁcant structural rationalisation
of the business, with reduction in employee
numbers and a need to retain talented and
scarce skills in a downsizing environment,
while transitioning employees who remain
into new roles and those who are separated
into a new work life. The structural changes
also have implications on work processes at
operational levels.
The need to deliver on our business strategy,
coupled with the challenging business
environment, places an increased focus on
people as we strive to ensure the company
remains competitive and consistent in the
delivery of excellence.
Our actions in 2017
In September 2016, we established six
strategic frameworks to focus our actions
to enable business responsiveness and
competitiveness:
•
Organisational design and operating model
•
Health of disciplines
•
Capable global leaders and a high-
performance business culture
•
Employee engagement and commitment
•
Integrated talent management and
succession planning
•
Simpliﬁed and integrated global human
resources information systems
In 2017, we focused on strengthening
the frameworks and accelerating their
implementation. At the AngloGold Ashanti
Global Human Resources conference held in
2017, discipline leaders took stock of
progress in the implementation of the
frameworks and developed roadmaps for
accelerated implementation.
Organisational design and operating
model
The way in which we design our organisation
and allocate accountabilities and authorities
sets the tone and shapes how we work
together and implement people-related
processes such as talent and performance
management. Historically, there has not been
sufﬁcient clarity on the company’s operating
model, with varying interpretations and
application. This sometimes resulted in unclear
roles and responsibilities.
In May 2017, AngloGold Ashanti formally
adopted a matrix operating structure with
regional operations having full authority and
accountability for operational execution
and performance within the context of the
group strategy. Corporate leads have group
accountability in their function for aspects
such as governance, policy and standards;
maintaining health of discipline; and ensuring
global cross-functional talent management and
succession planning.
Review of role clarity and work practices
across teams within and across functions
is underway, ensuring that managerial
practices are aligned to the operating model
principles (matrix organisation).
Integral to implementing the operating
model is building capability in change
management. To this end, we developed
a change management toolkit consistent
with current theories of change. The toolkit
has been socialised with Human Resources
leadership across the group, and its testing
and validation within the company began in
the last quarter of the year. It is anticipated
that the ﬁnalised toolkit will be implemented in
the ﬁrst quarter of 2018.
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TALENT MANAGEMENT,
SKILLS DEVELOPMENT
AND EMPLOYEE RELATIONS
CONTINUED
Integrated talent management and
succession planning
Over the past few years, AngloGold Ashanti
has recognised that an integrated talent
management approach is central to enabling
the company to remain competitive, navigate
the volatile macro-economic environment and
achieve strategic objectives. In advancing our
talent management capability, 2016 and 2017
were devoted to building on existing talent
management practices, and strengthening
the talent management approach and
process. This was also supported through the
development of a Talent Management Toolkit
and System to ensure an integrated and
consistent approach across the group.
The primary focus at the outset has been
on the CEO talent pool which comprises
potential talent for senior roles. Attention
has been placed on succession planning
for critical roles; development planning
and prioritisation; talent movement and
placements; and talent retention. Beyond the
CEO talent pool which focuses on leadership
bench strength, three other talent pool
categories are being addressed, namely:
critical scarce skills; emerging talent for future
leadership; and localisation talent in the
Continental Africa Region.
The process started with general managers
and operational leadership conducting
business unit and site based operational
talent reviews. These were considered by the
respective Chief Operating Ofﬁcer and the
relevant functional Executive Vice President,
prior to a consolidated review by the Executive
Committee under the CEO’s accountability.
A key aspect of the approach is that it has
driven a shift from the historically silo-based
approach where talent management was
contained within operating regions. Now there
is a global view of talent, with those in the
CEO pool being treated as company talent as
opposed to operational or regional talent.
For mission critical and scarce skill talent, who
are functional and/or specialist professionals
at the cutting edge of their respective ﬁelds,
we proactively identify retention risks and
implement the required retention strategies.
Integrated talent management approach
Optimise overhead, costs and
capital expenditure
Maintain long-term optionality
Focus on people, safety and sustainability
Ensure financial flexibility
Improve portfolio quality
Supporting
our strategy for
sustainable
cash flow
improvements
and returns
O
U
R
CO
RE
ST
RATEGIC FOCU
S A
RE
A
S
Business strategy
Human resources
strategy
Engaged talent
Leadership
competency
framework
Business results
Identify
Develop
Deploy
Integrated
talent
management
Assess
Retain
SUSTAINABLE DEVELOPMENT REPORT
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This is supported by a range of formal and
informal development interventions to develop
and retain talent in critical talent areas –
underpinned by the following development
guiding principles:
•
Prioritising and accelerating the development
of high potential succession candidates
•
Development is driven by established
individual development needs and aligned
with business capability requirements
•
Key retention and employee engagement
drivers are considered
•
Development follows blended learning
and the 10% (formal programmes), 20%
(informal programmes) and 70% (on the job
experiences) principles
•
Priority is given to on-the-job learning, prior
to considering international business schools
Our Health of Discipline framework was
positioned as a company-wide consistent
approach, and aims to achieve the
following objectives:
•
Continuous supply of functional, technical
and leadership competence in critical roles
•
Execution of succession planning for
critical skills
•
Career management through clear and
relevant processes to design career
paths for all key employees and key
talent segments
In 2017, implementation of the initial phase
of the framework was accelerated to ensure
that the various disciplines have effective
TALENT MANAGEMENT, SKILLS DEVELOPMENT
AND EMPLOYEE RELATIONS CONTINUED
organisational structures, staffed by competent
people with appropriate work processes to
achieve our business objectives. Signiﬁcant
traction was achieved at the International
Operations, particularly relating to metallurgy,
mining, geotechnical, and Greenﬁelds and
brownﬁelds exploration. The next phase will
cover all disciplines across the regions and
the group, drawing from the successes and
learnings of the ﬁrst phase.
The Chairman’s Young Leaders Programme,
focused on emerging talent, is well established
and in its third year. From the 2015 and 2016
intakes, 76% (of 17 participants) have been
promoted or have had their roles expanded
to assume greater responsibility. Nine young
leaders joined the 2017 programme and
successfully completed their rotations.
It is anticipated that they will continue
successful career development and
progression as with previous graduates. Now
that a critical mass of young leaders has
progressed through the programme, the next
intake of young leaders into the programme
will be in 2019.
In the interim, the following key interventions
will be undertaken:
•
Launch of a mentorship programme where
candidates will be mentored by members of
the senior leadership team
•
Ensuring visibility of talent through ongoing
engagement with the senior leadership
team, including “Know your talent
engagement sessions” e.g. breakfast with
the Chairman, CEO and other senior leaders
•
Focusing on the implementation of
development plans and continuing with
career guidance
A comprehensive annual talent and
succession update was presented to the
Remunerations Committee and the Board in
November 2017.
As part of this integrated approach, a
Leadership Competency Framework and
toolkit was approved by the executive in May
2017. The framework is underpinned by sound
principles and values-based ethical leadership.
Our leadership philosophy: Values-based
ethical leadership
Business leadership
•
Strategic and commercial
acumen
•
Stakeholder management
•
Innovation
•
Operational excellence
Self leadership
•
Emotional intelligence
•
Safety mindset
•
Teamwork and
collaboration
•
Adaptability and resilience
People leadership
•
Clear vision and direction
setting
•
Enables and drive
performance
•
Leading and building
diverse teams
•
Ensures accountability
SELF
PEOPLE
BUSINESS
Safety
Dignity and
respect
Environment
Technical
Expertise
Accountability
Communities
Diversity
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TALENT MANAGEMENT, SKILLS DEVELOPMENT
AND EMPLOYEE RELATIONS CONTINUED
The toolkit outlines the required competences
and behaviours for each leadership roles.
The framework and toolkit has been socialised
with Human Resources leadership across
the company, and building capability of
practitioners for its implementation and
entrenchment is underway. In 2018 the focus
will be on entrenching the required leadership
approach and monitoring practices.
Localisation is a key driver for talent and
succession management across our operations
in the Continental Africa Region. Our deliberate
approach to reduce expatriates and create
opportunities for local employees has seen a
net reduction of 40.8% expatriates since 2013.
The reduction of expatriates is a combination
of the appointment of local successors and the
redundancy of some expatriate roles due to
local skills development. Between January 2016
and October 2017, 62.5% of expatriate roles
were localised. The main contributors to the
current number of expatriate roles still existing
in the Continental Africa Region is due to the
availability of technical skills in Engineering,
Mining, Geology, and the Process Plant. The
General Manager and Head of Department
talent pools retain special focus, as a result
of management commitment to localise
senior management roles and ensure ongoing
leadership from this group.
Employee engagement
AngloGold Ashanti initiated a global
engagement survey in August 2014, with a
view to conduct it every two years. In early
2017, the group engagement survey was
repeated to assess progress made, and to
identify further work to be done to continually
increase levels of employee engagement. The
survey was conducted by an external provider.
Customised questions, were included with
speciﬁc focus on safety, company values
and ethics. The survey also focused on the
following dimensions, with a representative
sample of employees surveyed across all
levels, including age, gender, race and tenure:
•
Company values
•
Organisational vision
•
Senior leadership practices
•
Innovation
•
Ethics
In 2014 three areas required improvement,
namely senior leadership practices; managerial
effectiveness; and ethics. These were
determined as being most signiﬁcant as they
are strong drivers of engagement. A range of
interventions were undertaken, underpinned
by the roll-out of the ‘How We Work’ people
practices which aim to build supervisor and
manager capability in managing and engaging
employees in the workplace. A key aspect
of this roll-out was improving the quality
and consistency of individual performance
management in the business, along with
alignment of performance and reward.
In the 2017 engagement survey response
rate / particpation by employees was 79%.
Results showed an improvement of the overall
engagement score compared to that seen in
2014 (from 69% in 2014 to 76% in 2017), as
well as compared to large organisation (72%)
and industry benchmarks (71%). The response
rate / participation by employees was 79%.
Notwithstanding the improved 2017
performance, more work is required in the
areas of senior leadership practices, managerial
effectiveness and ethics if we are to fully
achieve our aspiration of having employees
and leaders who embody and demonstrate
our company values, and embedding a culture
of continuous improvement. The employee
engagement survey also indicated that working
on entrenching and ensuring demonstrable
and visible company values and principles by
employees and managers across the group is
a key positive engagement driver for
AngloGold Ashanti.
Number of expatriates in Continental Africa
Region
2014
2013
2015
2016
2017
0
50
100
150
200
250
142
211
183
166
240
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The 2017 engagement survey indicated that
there is good understanding of the company
values, however, there is room to improve.
There will be speciﬁc focus on enhancing
and ensuring awareness in embedding our
values as a key leverage area to improve our
employee engagement. A dedicated team
was also established during the year to deeply
understand the ethics perceptions experienced
by employees, and to determine the best ways
to address them.
‘How We Work’ will continue as a global
management system to enable accountable
leadership and the implementation of the
requisite people management practices within
AngloGold Ashanti.
Having taken heed of the results of the
Employee Engagement Survey conducted
in 2014 and 2017, we will be conducting a
follow-up, which is in line with our two-year
plan. As a company, it is important for us to
understand our employees’ perceptions of the
company’s vision, culture, work environment
and our policies. We are committed to keeping
the employees’ views conﬁdential and to give
all employees a platform to express their views
on the company.
TALENT MANAGEMENT, SKILLS DEVELOPMENT
AND EMPLOYEE RELATIONS CONTINUED
Engagement scores
Unfavourable
Overall engagement
I am proud to tell others
I work for my company
I am optimistic about
the future of my company
My company inspires me
to do my best work
Data is rounded to the nearest number
* Number indicates % favourable score
Neutral
Favourable
Frequency (%)
0
20 40 60 80 100
AGA
2014
AGA
2017
Large
organisation
benchmark*
Industry
benchmark*
69
72
71
76
79
78
64
70
68
66
66
66
10
14
76
7
10
83
12
14
74
12
16
72
Diversity and inclusion
As a global company, AngloGold Ashanti
embraces and recognises employees from
diverse backgrounds. This includes cultural,
geographical and gender diversity, along with
the need to address localisation requirements
and the many forms of discrimination arising
from diversity. All of our policies linked to
diversity and inclusion are underpinned by our
position that we must treat each other the same
regardless of race, religion, gender, disability
status, size, age, or country of origin. In all
its aspects, embracing diversity is a source
of value rather than a challenge which needs
to be managed.
In 2014, the CEO started a bursary scheme in
conjunction with University of Witwatersrand
in South Africa. It is aimed at supporting
the education of deserving historically
disadvantaged South African students from our
operating areas, with a strong bias in favour of
woman students. Total contributions into the
bursary by the CEO have been approximately
Performance scores by main survey attributes
Unfavourable
Proffesional growth/Personal development
Safety
Organisational vision
Innovation
Work environment
Values
Teamwork
Immediate management
Performance feedback
Ethics
Company information on communication
Work/life balance
Stakeholder focus
Senior leadership practices
Managerial effectiveness
Remuneration/reward
Data is rounded to the nearest number
* Number indicates % favourable score for AngloGold Ashanti
Neutral
Favourable
Frequency (%) 0
20
40
60
80
100
120
AGA 2014*
7
9
8
9 83
7
12 82
7
10 82
10
14 79
8
13 74
13
13 66
18
16 65
15
20 65
18
18 65
18
23 40
23
24 53
30
31 39
85
11
10 80
18
17 66
19
16 63
79
76
76
72
71
60
59
59
63
54
47
35
82
76
60
57
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R2.25 million ($180 000), which was matched
equally by the company. So far, the bursary
has beneﬁtted, in whole or in part, 25 students,
of whom 20 have graduated with a degree.
A number have completed their Honours
and three students have successfully passed
their Initial Test of Competency (ITC) Board
examination conducted by the South African
Institute of Chartered Accountants. The bursary
is currently supporting four remaining students,
and the CEO and company are working with
the university on how to best utilise the current
surplus in the fund, to assist those who are
presently registered at the university, but in need
of funding.
The company also continued to work actively in
strengthening women representation at board,
executive and senior leadership levels, and
compares favourably to peers in the mining
industry. A challenge however remains in
appointing female leaders to technical positions.
Through the year we initiated participation in
or continued to subscribe to various bodies
and interest groups focusing on gender
diversity. Through networking we acquire best
practices as well as inﬂuence a progressive
diversity agenda.
Through the 30% Club Boardwalk, 25 women
at management level have participated in
this development initiative to nurture aspiring
leaders in senior management positions, and
the AngloGold Ashanti CFO hosted a table at
the annual Boardwalk event. The company
also joined the South African and Australian
chapters of Women in Mining (WIM), an
organisation which, amongst other things,
supports development initiatives including
coaching and mentoring and enabling suitable
work environments.
Through its focus on women’s development
in South Africa, the company received a
number of accolades at the 2017 Gender
Mainstreaming awards. Among companies
listed on the Johannesburg Stock Exchange,
AngloGold Ashanti was placed ﬁrst in the
category of Economic Empowerment of
Women; second in Women on Boards; and
third in the three categories of Empowerment
of Women in the Community, Women on
Executive Committees in Multinationals and
Gender Reporting.
Labour relations
Employee transition framework in South Africa
With the signiﬁcant structural and rationalisation
challenges within the South Africa Region, an
Employee Transition Framework was developed
and implemented during the year. It is a
framework of policies, procedures and practices
to guide practitioners at business unit level
on the application of typical human resources
functions in a rapidly-declining business and
rapidly-reducing workforce. This ensured a
standardised approach across business units
within the region, consistent with legislation,
company policy and collective agreements,
while enabling application suited to a speciﬁc
context and life of mine.
Implementation of the framework enabled
appropriate and dynamic organisational
design with effective manpower planning with
ongoing development of employees for current
and future roles. The dilemma of retention
or purposeful exit of employees’ relative to
production proﬁles was addressed, along with
the development of a suitable portable skills
framework for life after AngloGold Ashanti.
Beyond meeting legislative and regulatory
requirements, activities also focused on
optimising labour relations and enhancing
employee engagement and performance.
Required managerial leadership behaviours and
practices were enforced to inﬂuence and shape
the desired organisational culture.
Supported by implementation of the
Employee Transition Framework, key
rationalisation activities have been completed
or are well on track to completion, including
closure of TauTona and Savuka Mines and the
West Wits Hospital; sale of Kopanang Mine
to Heaven-Sent and sale of Moab Khotsong
Mine to Harmony.
Continental Africa employee labour relations
During 2017 the Continental Africa Region
successfully completed annual wage
negotiations for the period at all sites. Despite
labour stoppage challenges at our Mali
operation, and protracted wage negotiations at
Siguiri Gold Mine in Guinea, the labour relations
climate remained stable across the region.
In Guinea, the 2017 wage negotiations for
Siguiri Gold Mine involved four months of
negotiation and required mediation from the
Ministry of Employment and the General
Labour Inspection to conclude a one-year
wage agreement. Despite a challenging
wage negotiation climate, labour relations
remained calm.
In Ghana, the labour relations climate was
stable. Following the postponement of the
proposed unitary negotiations by the Ghana
TALENT MANAGEMENT, SKILLS DEVELOPMENT
AND EMPLOYEE RELATIONS CONTINUED
Diversity and inclusion (%)
(Global women representation)
•
Americas
•
Australia
•
CAR
•
Corporate
•
SAR
8
21
8
46
17
%
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Chamber of Mines, Iduapriem Gold Mine
successfully concluded a two-year wage
agreement early in 2017 with the Ghana
Mineworkers Union of the Ghana Trades Union
Congress for the 2016 and 2017 period. In an
effort to address the often-protracted nature of
negotiations, we committed to the development
of a wage adjustment framework in partnership
with the union to serve as a guide for future
negotiations. We also further participated in joint
capacity-building efforts to ensure negotiators
are equipped with skills in effective negotiation.
At Obuasi Gold Mine, which is currently under
care and maintenance, the annual renewal and
maintenance of the conditions of employment
of ﬁxed-term contract employees was carried
out. This also included the 2017 annual
salary adjustments.
In Tanzania, despite the current geopolitical
and legal challenges, we continued to engage
constructively with relevant stakeholders.
The majority trade union, Tanzanian Mines
Energy Construction and Allied Workers Union
(TAMICO), conducted a general election for
employee representatives for the ﬁrst of a new
ﬁve-year term of ofﬁce. Key focus areas relating
to employees and collective bargaining at
Geita Gold Mine included a labour transitioning
strategy to support the mine moving from an
open-pit mining operation to an underground
mining operation. We also reached agreement
on a compressed working week shift roster
effective from December 2017. The annual
2017 wage negotiations were concluded
amicably with the majority union, and a
Board gender representation (%)
(2014 to 2017)
Men
Number
Percentage
Women
% Women
0
2
4
6
8
2017
2016
2015
2014
0
10
20
30
40
7
27%
27%
27%
36%
8
7
4
3
3
2
8
Executive team gender representation (%)
(2014 to 2017)
Men
Number
Percentage
Women
% Women
0
2
4
6
8
2017
2016
2015
2014
0
10
20
30
40
6
33%
33%
33%
33%
6
6
3
3
3
3
6
Senior leadership gender representation (%)
(2014 to 2017)
Men
Number
Percentage
Women
% Women
0
30
60
90
120
150
2017
2016
2015
2014
0
4
8
12
16
121
11.7%
12.3%
13.3%
15.4%
107
88
16
15
15
16
98
TALENT MANAGEMENT, SKILLS DEVELOPMENT
AND EMPLOYEE RELATIONS CONTINUED
one-year wage agreement was implemented
effective January 2017.
In preparation for the negotiations, and to
facilitate constructive engagements, a joint-
capacity building workshop in collective
bargaining and negotiation skills was
completed.
In Mali, the labour relations climate was
negatively impacted by several national strike
actions organised by the national mining union,
as well as uncertainly relating to the Sadiola
Sulphide Project (SSP) and the potential that
the mine would be placed in limited operations
and care and maintenance. Key employee
actions involved an employee job evaluation
and categorisation exercise as guided and
required by the in-country law; a revised mine
production bonus roll out and communication
to stakeholders; and the Yatela Mine closure
and retrenchment process approval by the
Labour Inspector. Despite uncertainties,
the 2017 annual wage negotiations were
successfully concluded and implemented
effective January 2017. The wage agreement
concluded with two recognised unions
mainly focused on improving the social and
employment conditions of employees.
Our performance
Achievements in integrated talent management
and succession planning included:
•
The cover ratio for Executive Committee
members and other key leadership roles
shows strong bench strength across
the Group
•
A strong focus on appointing from within
for key positions, with 80% positions
ﬁlled internally
•
Good leadership talent retention (senior and
executive management positions) with a 3%
turnover rate
•
A strong talent pipeline with most of the
population being between 26 and 45 years
of age
•
7% year-on-year improvement in identifying
women successors – this continues to be a
focus area
•
Representation of historically disadvantaged
South Africans in the CEO talent pool is
14% higher year-on-year
•
Retention risks managed proactively with
expanded retention strategies including
a structured focus on both formal and
informal development interventions
•
Talent management governance structure
streamlined across the organisation with
clear guidelines for talent pool identiﬁcation
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NAVIGATING POLITICAL AND REGULATORY UNCERTAINTY AND RISK
Political and regulator y uncertainty and risk escalated dramat i c a l ly during the year, marked by a complex interplay between political, economic and social factors at countr y and regional levels.
Key features
Political and regulatory uncertainty and
risk escalated dramatically during the year,
marked by a complex interplay between
political, economic and social factors at
country and regional levels. In times of
economic instability, inequality and high levels
of social discontent and activism, populist
political candidates and policies come to
the fore, generating high levels of business
uncertainty and threats to business continuity.
Host governments continue to implement
both pro- and anti-business reforms to
leverage the recent rise in commodity prices
or to increase inward investment in a bid to
kick-start growth. Across Sub-Saharan Africa,
the sector is facing far reaching legislative
reform and changes to stability and mining
development agreements.
The negative impacts on the mining sector
arising from increasing political and regulatory
risk are multi-faceted. Reacting to increased
volatility detracts from focusing on operating
performance; operational costs rise, while
the ease of doing business becomes more
limited; and access to capital becomes more
Our compliance as a
responsible citizen
Insight into our actions
that drive development
Current tax
$176m
(2016: $234 million)
Government royalties
$114m
(2016: $101 million)
Employment taxes
$268m
(2016: $237 million)
Production, property and other taxes
$101m
(2016: $84 million)
Total taxes paid in our operating
jurisdictions
$659m
(2016: $656 million)
IN FOCUS
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GRI SPECIFIC STANDARD DISCLOSURES
G4-EC4: Financial assistance received from government
G4-SO4:
Communication and training on anti-corruption
policies and procedures
G4-SO5: Conﬁrmed incidents of corruption and actions taken
G4-SO6:
Total value of political contributions by country
and recipient/beneﬁciary
G4-SO8:
Monetary value of signiﬁcant ﬁnes and total number
of non-monetary sanctions for
non-compliance with laws and regulations
GRI
DATA TABLES
QUESTIONS

NAVIGATING POLITICAL AND REGULATORY UNCERTAINTY AND RISK CONTINUED
difﬁcult or costly, with ﬂight of capital to more
receptive markets. During the year, emerging
and actual regulatory changes were most
prominent in South Africa and Tanzania.
Regulatory changes resulting in increased
resource rents are not limited to Sub-Saharan
Africa or the developing world. During the
year Australia and Brazil also made proposals
to hike mining royalties as part of broader
economic reform programmes.
Upcoming elections in key mining markets in
the next 12 months, including Latin America
and Africa, will pose a signiﬁcant risk to
political, economic and social stability. These
are likely to result in substantial shifts in policy
direction which may trigger strategy changes
by the industry.
AngloGold Ashanti is acutely aware of the
negative perceptions held by many host
communities and countries – often formed as
a result of actions, or lack of actions, by mining
companies. The resultant low levels of trust is
a powerful constraint to effectively navigating
political and regulatory uncertainty and risk.
With convergence between formal mining
licencing requirements and the growing
importance of the social licence to operate,
a prerequisite to business continuity is
ensuring that trust is restored in the mining
sector, and this is strengthened through the
industry’s actions. Redeﬁning a transactional
and often conﬂict-ridden relationship between
the company, local communities and formal
government authorities to a transformational
one – underpinned by mutual beneﬁt, integrity
and transparency – is likely to be the best
protection for future business success.
Our actions in 2017
As the signiﬁcance of political and regulatory
aspects increase in determining our success,
our thinking and actions have continued to
mature over the past year. We reﬂect on our
actions in the themes of:
•
Compliance as a responsible citizen
•
Transformational actions to drive local and
national development
•
Our actions in country-speciﬁc contexts
Complying to national laws and regulations,
along with being open and transparent is a
necessary foundation to navigating the political
and regulatory landscape. In the absence
of being a responsible citizen we cannot be
trusted and we cannot compete. But this alone
is not enough to navigate the current landscape
and the challenges it poses. We need to do
more to distinguish ourselves, and by doing so
protect and enable business success.
Compliance as a responsible citizen
Our approach to compliance is framed by
the King IV Report on Corporate Governance
for South Africa (King IV). This was published
on 1 November 2016 and incorporated into
listing requirements of the Johannesburg Stock
Exchange Listing Requirements in June 2017,
affecting annual reports submitted to the JSE
on or after 1 October 2017. On this basis
and led by Group Compliance, the company
undertook an internal programme consistent
with the application regime to align to the
applicable recommended practices.
We approach compliance mindfully, partnering
with the business and stakeholders to
assess, manage and mitigate ethical and
regulatory risk. Although compliance is an
embedded function at AngloGold Ashanti, in
that all employees are responsible for being
compliant, the Board has delegated the
responsibility for implementing and executing
the compliance programme to management.
Both the Audit & Risk and the Social, Ethics
& Sustainability Board Committees approved
the compliance programme and monitored
activities and its effectiveness during the year.
The programme covers both regulatory
compliance and alignment to non-binding
codes and standards such as principles set
out in the United Nations’ Global Compact
and the Organisation for Economic Co-
operation and Development’s Good Practice
Guidance for compliance programmes.
The programme also includes maintaining
a register of material laws and regulations
and their related controls and compliance
requirements. These are monitored on
an ongoing basis and departments and
individuals responsible for compliance with
key legislation are involved with updating
the legal registers. These are accessible
across the Group and a non-compliance alert
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mechanism to escalate instances of non-
compliance has been put in place. In 2017,
the compliance programme was assessed
by external legal counsel. The ﬁndings were
positive and regularly presented to the Board.
In July 2017, the International Ethics
Standards Board of Accountants (IESBA)
implemented the Non-Compliance with
Laws and Regulations (NOCLAR) standard,
which amended the IESBA Code of Ethics for
Professional Accountants. NOCLAR assists
auditors and accountants in deciding how best
to act in the public interest when becoming
aware of non-compliance or suspected
non-compliance committed by their client
or employer. NOCLAR can be deﬁned as
having a direct effect on the determination
of material amounts and disclosures in the
ﬁnancial statements; and/or be fundamental to
AngloGold Ashanti’s business and operations
or its ability to avoid material penalties, for
example fraud, bribery and corruption, threats
to public health and safety, and money
laundering. In the event that an accountant or
auditor becomes aware of non-compliance,
appropriate steps should be taken to raise
the NOCLAR with management or through
whistleblowing; understand whether there is
an external reporting requirement; address the
consequences of the NOCLAR; and reduce
the risk of re-occurrence. AngloGold Ashanti
socialised the requirements of the standard to
all relevant employees within the company to
ensure awareness and compliance.
Manager and supervisor anti-bribery and
anti-corruption training in the company has
historically utilised licenced training from
third-party content providers. During 2017,
development of bespoke anti-bribery and
anti-corruption training for group-wide rollout
in 2018 commenced. The training will focus
on speciﬁc company policies and procedures
developed to assess, manage and mitigate the
risk of bribery and corruption.
During the year, a multi-disciplinary team
was established to revise and update our
Code of Business Principles and Ethics. The
team comprises participants from Group
Compliance, Group Internal Audit, Group
Human Resources and Group Sustainable
Development. Recognising that the company
and its external landscape have evolved
signiﬁcantly since the code was ﬁrst issued in
2010, the intent of the review is to update the
code to reﬂect current challenges faced by
employees daily. The review is expected to be
completed at the end of the second quarter of
2018, when it will be formally rolled out across
the company, along with practical training.
The company continues to have an extensive,
robust and independent whistleblowing system
in place to deal with alleged ethical misconduct
and potential violations of the code. All
whistleblowing complaints are thoroughly
investigated and acted on as appropriate, and
outcomes are reported to the Audit and Risk
and the Social, Ethics and Sustainability Board
Committees on a regular basis.
Compliance as a responsible citizen regarding
tax management goes beyond payment of
taxes and includes a comprehensive approach
to tax risk management. Our tax strategy
which is aligned with the company strategy
and objectives, is to manage all our taxes in
a transparent, responsible and sustainable
manner, respecting the differing interests of all
our stakeholders. The Group Tax Management
Policy sets out the governance framework,
and comprises ﬁve key components:
•
Our commitment to compliance
•
Embracing a responsible attitude to
arranging our tax affairs
•
Effective risk management
•
Board ownership and oversight
•
Maintaining a constructive approach in
engaging with tax authorities
In keeping with best practice, the AngloGold
Ashanti Board has endorsed and formalised
the tax control framework. Formal company
director roles and responsibilities for tax risk
management are in place, and oversight is
provided through the Audit & Risk Committee
NAVIGATING POLITICAL AND REGULATORY UNCERTAINTY AND RISK CONTINUED
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of the Board. A tax register is in place and
maintained, with a tax summary prepared
every quarter end reﬂecting on the history of
tax disputes globally. Tax risks are assessed by
the respective ﬁnancial managers and by the
Group Tax Department, along with reasons for
any movements in the amounts due to or by
tax authorities.
Tax risks are evaluated as either remote,
contingent or probable. Tax provision is raised
for probable tax exposure, but not for those
categorised as remote or contingent.
Regular summarised progress updates are
presented to the Audit & Risk Committee,
considering how tax issues and risks are
trending, and in February 2018 a testing plan
to determine the effectiveness of the tax control
framework was presented to the committee.
The Integrated Report 2017 includes a
statement from the Board attesting to the
adequacy of policies and processes in place to
manage tax risk.
Transformational actions to drive
development
Beyond compliance to regulatory frameworks
and societal norms, business is increasingly
expected to play a greater role in societal
development. Across business sectors,
expectations of the mining industry are
probably greatest. Emblematic of changing
political and regulatory landscapes,
stakeholders are more vocal about their needs,
with progressive convergence and clarity of
government and community expectations.
These expectations centre on a ‘fair deal’
where communities must beneﬁt from mining,
and lives must perceptibly change for the
better through mining activities.
Our operations are often seen to be
prosperous in the face of poverty. A ‘fair deal’
comprises access to employment from mining
companies, local supply chain development
and increasing portions of local content used
in the mining value chain. Mining companies
are also well placed to act as a catalyst
creating opportunities beyond mining.
Delivering on these aspects and leveraging
off core competences within the business
is a potentially transformational way to
navigate political and regulatory uncertainty.
This is based on the assumption that
local communities endure beyond
changing political dynamics. As political
representatives must ultimately answer to
their constituencies, community development
presents powerful protection against political
uncertainty and risk.
NAVIGATING POLITICAL AND REGULATORY UNCERTAINTY AND RISK CONTINUED
Through the relationships
we create and how the
company is experienced in
a positive way, communities
serve as the primary defence
to protect our business in
volatile circumstances.
Central to this is the need
for us to be authentic
and genuinely committed
to achieving a fair deal,
contribute to real benefits
being experienced by the
community, and openness
and transparency.
This is how we build trust.
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On this basis, we have developed a two-pronged approach for application across the various jurisdictions where we operate, and where political uncertainty and risk are prominent.
The ﬁrst pathway of activities is leadership
engaging at various political and industry levels
to positively shape evolution of the policy and
regulatory landscape. This is generally country-
speciﬁc, but may be supported by global or
regional initiatives.
Long-term success in the area is enabled
by our practices at an operational level,
where local stakeholders must experience
us in a positive way. Positive experiences
require more than compliance to regulatory
frameworks, and must be transformational in
nature. Details of our transformational actions
beyond compliance are found in the section on
Contributing to self-sustaining communities.
Country-speciﬁc developments
In South Africa, the gazetting of the 2017
Reviewed Mining Charter by the Department
of Mineral Resources presented the greatest
challenge, with industry in disagreement with
the key provisions of the Charter. The Charter
has subsequently been challenged legally by
the Chamber of Mines, of which AngloGold
Ashanti is a member. Additionally, mining
continues to decline in the country which
results in progressively smaller contributions to
gross domestic product (GDP). Despite these
challenges, AngloGold Ashanti continues to
contribute meaningfully to communities at an
operational level. More insight into these efforts
can be found in the section on Contributing to
self-sustaining communities.
In Tanzania, rapidly implemented legislation
that is perceived as discriminatory against
foreign mining groups and in favour of local
operators was experienced, along with greater
government control of private sector activities.
Additionally, more stringent local listing
and ownership requirements, changes to
the mining code, the signalling of intent
to change stability agreements, banning
of ore exportation, and stringent scrutiny
of ﬁnancial and operating practices were
observed. In response, the company initiated
and maintains engagement with high-level
government ofﬁcials to facilitate mutually-
beneﬁcial outcomes.
In Brazil, the political and economic landscape
saw widespread public unrest, sweeping
corruption scandals and low economic growth
after having been in recession. Investment
agencies have downgraded the country to
sub-investment level, but despite this, the gold
sector experienced modest growth.
Proposed legislative reform in the mining
industry focuses on raising royalties (2-4% of
revenue), revising regulations and creating a
new mining government agency. The company
will continue to navigate the changing
legislative environment through the Brazilian
Mining Association.
In Colombia, the overarching priority in
2017 was implementation of the peace
accord reached by the government and the
Revolutionary Armed forces of Colombia
(FARC) in late 2016. The process, however,
was slowed down later in the year by the
Colombian Constitutional Court ruling to
end the ‘fast track’ mechanism for passing
provisions of the FARC peace accord. It is
likely that the parallel economy associated with
the armed conﬂict will take much longer to
unravel, and this may present implications to
the company’s projects.
An emerging trend is the use of popular
consultation to prevent an array of public and
private projects. Speciﬁcally, in AngloGold
Ashanti project areas, part of the solution lies
with the formalisation of artisanal mining on the
company’s tenement, and a comprehensive
project for harmonious co-existence between
the mine and
artisanal miners
is underway.
Another aspect of the solution includes
designing and implementing the mining
projects in a way that protects adjacent
livelihoods and industries, such as the local
farming industry.
NAVIGATING POLITICAL AND REGULATORY UNCERTAINTY AND RISK CONTINUED
Corporate leadership
activity to influence the
policy landscape
Mine-based activity to
protect business continuity
ENSURING COHERENCE
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DATA
TABLES
SECTION 6
No data is reported for particular sites in certain years for the following reasons:
•
Obuasi went on care and maintance in 2016
•
CC&V was sold during 2015
•
Navachab was sold during 2014
•
Tropicana’s ﬁrst full year of production was 2014
Economic value-added statement
120
Reporting Assurance
121
Our 2017 suite of reports
122
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Material issues
Indicator
2017
2016
2015
2014
2013
EMPLOYEE
SAFETY
All injury frequency rate (per million hours worked)
Group
7.49
7.71
7.18
7.36
7.48
Americas
3.29
3.96
5.61
3.79
4.74
Continental Africa
0.39
0.51
0.50
1.56
1.97
South Africa
12.68
12.02
10.81
11.85
12.63
Australia
8.53
9.49
8.56
10.73
7.91
Fatal injury frequency rate (per million hours worked)
Group
0.06
0.06
0.09
0.04
0.05
Americas
0.00
0.05
0.05
0.09
0.00
Continental Africa
0.00
0.00
0.03
0.00
0.03
South Africa
0.11
0.09
0.13
0.06
0.07
Australia
0.00
0.00
0.00
0.00
0.00
Lost time injury frequency rate (per million hours worked)
Group
5.69
5.74
5.17
5.18
5.19
Americas
1.86
1.33
1.79
1.29
1.43
Continental Africa
0.15
0.13
0.22
0.54
0.67
South Africa
10.08
9.62
8.63
9.29
9.97
Australia
3.76
5.38
4.00
3.28
2.94
Occupational fatalities
Group
7
7
11
6
8
Americas
0
1
1
2
0
Continental Africa
0
0
1
0
2
South Africa
7
6
9
4
6
Australia
0
0
0
0
0
Injury severity rate (per million hours worked)
Group
314
313
326
277
247
Americas
77
59
149
92
91
Continental Africa
3
3
12
12
41
South Africa
582
547
550
511
469
Australia
5
1
4
0
18
DATA TABLES
Injury severity rate
(per million hours worked)
2014
2013
2015
2016
2017
0
50
100
150
200
250
300
350
314
277
326
313
247
Fatal injury frequency rate
(per million hours worked)
2014
2013
2015
2016
2017
0.00
0.02
0.04
0.06
0.08
0.10
0.06
0.04
0.09
0.06
0.05
All injury frequency rate
(per million hours worked)
2014
2013
2015
2016
2017
0
2
4
6
8
7.49
7.36
7.18
7.71
7.48
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Material issues
Indicator
2017
2016
2015
2014
2013
EMPLOYEE AND
COMMUNITY
HEALTH
New cases of silicosis (number of cases)
Group
107
131
142
210
297
Americas
0
0
2
0
0
Australia
0
0
0
0
0
Continental Africa
0
0
0
9
4
South Africa
107
131
140
201
293
Percentage of individual silica dust samples
exceeding the OEL of 0.1mg/m3 (South Africa only)
2.20
2.21*
1.23
1.31
1
Noise induced hearing loss (NIHL) (number of cases)
Group
132
147
68
182
142
Americas
77
72
0
0
0
Australia
1
0
0
0
0
Continental Africa
0
4
4
152
104
South Africa
54
71
64
30
38
Greenﬁelds Exploration
0
0
0
0
0
All occupational disease frequency rate (AODFR)
(per million hours worked)
Group
7.03
7.13
6.62
7.23
7.68
Americas
3.67
3.56
0.10
0.00
0.00
Australia
0.50
0.00
0.00
0.00
0.00
Continental Africa
0.00
0.13
0.12
3.78
1.70
South Africa
12.39
11.8
12.11
12.05
15.10
Greenﬁelds Exploration
0.00
0.00
0.00
0.00
0.00
New cases of occupational TB (South Africa only)
255
285
315
385
447
Occupational TB incidence rate (South Africa only)
1.01
1.02
1.26
1.57
1.49
New cases of malaria
Ghana
477
342
307
–
–
Mali
127
101
274
–
–
Guinea
959
965
1,528
–
–
Tanzania
123
96
135
–
–
Malaria lost time frequency rate
Ghana
51.27
42.11**
27.86
–
–
Mali
28.18
21.47
55.12
–
–
Guinea
127.84
125.38
203.77
–
–
Tanzania
10.65
9.25
15.77
–
–
* 2016 restated after receipt of ﬁnal laboratory quartz analysis for Q4 2016
**2015 malaria frequency rate was restated as a result of a miscalculation of the number of hours worked
DATA TABLES (CONTINUED)
All occupational disease frequency rate
(Group)
2014
2013
2015
2016
2017
0
1
2
3
4
5
6
7
8
7.03
7.23
7.68
6.62
7.13
New cases of occupational TB
(South Africa)
2014
2013
2015
2016
2017
0
100
200
300
400
500
255
385
315
285
447
New cases of noised induced hearing loss
(Group)
2014
2013
2015
2016
2017
0
50
100
150
200
132
182
68
147
142
G4-22
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2017
2016
2015
2014
2013
CONTRIBUTING TO
SELF-SUSTAINING
COMMUNITIES
Proportion of spending on local suppliers (%)
Argentina 93 89 76 22 88
Brazil 66 88 94 94 93
United States – – – 51 89
Australia 99 99 99 99 99
South Africa 68* 68 99 99 98
Ghana 90 87 79 79 69
Mali 76 84 78 78 73
Guinea 68 73 72 72 69
Tanzania 68 68 60 75 84
Total procurement spend ($ billion)
Group ($ billion) 2.29 1.98 2.1 2.6 –
Centrally managed 1.54 1.24 1.3 1.1 –
Regionally managed suppliers 0.75 0.74 0.8 1.0 –
Number of sites on or adjacent to indigenous territories
with formal agreements with indigenous people 0 0 0 2 –
Sites where resettlements took place 3 4 1 2 –
Operations with impacts on communities (%) 100 100 100 100 –
DATA TABLES (CONTINUED)
Proportion of spending on local suppliers
(%)
Argentina
Brazil
Australia
South Africa
Ghana
Mali
Guinea
Tanzania
%
93
66
99
68
90
76
68
68
*
BEE expenditure includes all spend for suppliers with valid BEE certiﬁcates as at 01 January 2017. This also includes 15% of spend on suppliers whose certiﬁcates expired between the 1st of January and the 31st of December 2017.
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2017
2016
2015
2014
2013
CONTRIBUTING TO
SELF-SUSTAINING
COMMUNITIES
continued
Sites with local community engagement plans (%)
100
100
100
100
–
Community incidents
17
2
15
16
26
Community investment (economic value distributed)
($ million)
Group (less equity)
24.1
20.156
15.22
14.80
22.54
South Africa
5.97
4.60
6.29
8.07
8.39
Corporate
1.16
1.20
0.84
1.06
0.47
South Africa Operations
4.81
3.42
5.45
7.02
7.92
Continental Africa
9.02
7.56
6.01
3.93
13.28
Ghana
0.53
0.26
0.34
0.36
1.50
Iduapriem
0.41
0.20
0.13
0.15
0.30
Obuasi
0.12
0.06
0.20
0.21
1.20
Mali
0.50
0.46
0.28
0.26
0.18
Morila
0.05
0.01
0.04
0.08
0.06
Sadiola
0.33
0.44
0.19
0.15
0.04
Yatela
0.12
0.01
0.05
0.02
0.08
Tanzania
6.33
4.18
3.76
1.97
5.49
Geita
6.33
4.18
3.76
1.97
5.49
Guinea
0.89
1.71
0.50
0.22
1.33
Siguiri
0.89
1.71
0.50
0.22
1.33
Namibia
–
–
–
0.04
0.06
Navachab
–
–
–
0.04
0.06
DRC
0.77
0.96
1.13
1.08
4.73
Kibali
0.77
0.96
1.13
0.65
4.14
Mongbwalu
–
0.00
0.00
0.43
0.58
Australia 0.68
0.55
0.34
0.25
0.46
Sunrise Dam & Tropicana
0.68
0.55
0.34
0.25
0.46
DATA TABLES (CONTINUED)
Group annual community investment
($million)
2014
2013
2015
2016
2017
0
5
10
15
20
25
24.1
14.8
15.2
20.2
22.5
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2017
2016
2015
2014
2013
CONTRIBUTING TO
SELF-SUSTAINING
COMMUNITIES
continued
Americas 9.83
9.02
4.16
3.66
5.76
Argentina
8.89
5.81
0.71
1.22
1.10
Cerro Vanguardia
8.89
5.81
0.71
1.22
1.10
Brazil
0.49
2.14
1.72
0.86
1.77
AGA Brazil (Mineração)
0.38
1.76
1.57
0.71
1.30
Serra Grande
0.11
0.38
0.14
0.15
0.47
Colombia
0.45
1.05
1.19
0.99
1.90
Colombia Greenﬁelds
0.05
0.08
0.03
0.13
0.34
Quebradona
0.10
0.17
0.32
0.00
0.00
Gramalote
0.19
0.14
0.16
0.20
1.04
La Colosa
0.11
0.67
0.68
0.66
0.53
USA
0.01
0.01
0.58
0.58
0.99
Cripple Creek & Victor
–
–
0.53
0.52
0.80
Denver Ofﬁce
0.01
0.01
0.04
0.06
0.19
Less equity-accounted investments
(1.46)
(1.56)
(1.57)
(1.11)
(5.36)
DATA TABLES (CONTINUED)
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DATA TABLES (CONTINUED)
Financial Implications and opportunities
due to climate change
2017
Climate change poses challenges and opportunities to AngloGold Ashanti and consideration of these factors inﬂuences business-planning processes. Regulatory responses to climate change in the form of carbon pricing and budgeting are increasingly being considered in the jurisdictions in which we operate and as more participating countries ratify the 2015 Paris Agreement. It is however noted that economic concerns appear to be delaying the implementation of these in some jurisdictions.
The South African Carbon tax legislation has been on the national agenda for several years and the second draft of the Carbon Tax Bill was released during December 2017. Although the date of promulgation was not announced by
National Treasury, it is anticipated to come into force in 2019. With relatively low direct carbon emissions, AngloGold
Ashanti South Africa’s main exposure to the carbon tax will be through the increased cost of electricity purchased from
Eskom, the national utility provider. The carbon tax on liquid fossils fuels used in the region will be imposed at source as an addition to current fuel taxes. Although the initial carbon tax rate is R120 per tonne of CO2 equivalent, during the
ﬁrst phase, which ends on 31 December 2022, a series of allowances will reduce the effective rate anywhere between
R6 and R48 per tonne.
In Australian government introduced a carbon emissions safeguard mechanism, aimed at limiting future growth in GHG emissions. Our operations at Sunrise Dam and Tropicana submitted baseline emission reports in accordance with the regulatory scheme. In the unlikely event that emission thresholds are exceeded over time, AngloGold Ashanti will need to address this through carbon credits, which may have a ﬁnancial implication.
AngloGold Ashanti participates in the Carbon Disclosure Project (CDP) and submits a comprehensive report to the
CDP annually. Financial implications and opportunities due to climate change are discussed in more detail there.
Our annual reports to the CDP are available on the CDP (https://www.cdp.net) and AngloGold Ashanti
(http://www.anglogoldashanti.com/sustainability/reports) websites.
Number of non-monetary sanctions
Two environmental compliance orders were received in Tanzania, one for operating a borehole without a valid permit and a second in regard to dust monitoring and management.
Material issues
Indicator
2017
2016
2015
2014
2013
RESPONSIBLE
ENVIRONMENTAL
STEWARDSHIP
Reportable environmental incidents
3
1
4
5
10
Environmental ﬁnes
0
0
0
0
0
AngloGold Ashanti deﬁnes a signiﬁcant ﬁne as one that exceeds $100,000. No such ﬁnes were paid in 2017.
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DATA TABLES (CONTINUED)
Material issues
RESPONSIBLE
ENVIRONMENTAL
STEWARDSHIP
continued
Indicator
2017
IUCN red list species total number
of IUCN red list species and national
conservation list species with habitats
in areas affected by the operations
Critically Endangered Category:
IUCN: One species of amphibian at La Colosa Project.
National: One tree species at Gramalote.
Endangered Category:
IUCN: One species of mammal at AGA Mineração (Brazil); one species of plant, two species of bird and one species of amphibian at La Colosa Project; one species of mammal and one species of amphibian at Gramalote Project.
National: One species of plant and one species of ﬁsh at AGA Mineração Brazil and two plant species at La Colosa.
Vulnerable category:
IUCN: Six species of tree at Obuasi; one species of bird and two species of ﬁsh at AGA Mineração (Brazil); two species of plant, one species of amphibian, two species of mammal and three species of bird at La Colosa Project (Colombia);
one species of mammal, two species of bird and one species of tree at Gramalote project Colombia); two species of tree, one species of plant and one species of insect at Geita (Tanzania).
National: One species of plant in South Africa. Two species of plant, two species of mammal and one species of ﬁsh at AGA Mineração (Brazil); three Flora Species at La Colosa and two species of tree at Gramalote.
Near Threatened Category:
IUCN: Two species of mammal at Cerro Vanguardia; three species of bird and two species of mammals at AGA Mineração Brazil; one species of amphibian and one species of bird at La Colosa Project; one species of mammal; one species of bird and two species of tree at Gramalote and one species of plant in South Africa.
National: Two species of plants in South Africa, one amphibian and one bird at La
Colosa.
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Material issues
Indicator
2017
2016
2015
2014
2013
RESPONSIBLE
ENVIRONMENTAL
STEWARDSHIP
continued
Direct raw materials per operation
Ore processed (kilotonnes)
Argentina 3,309 3,141 3,304 3,300 2,434
Cerro Vanguardia 3,309 3,141 3,304 3,300 2,434
Australia 11,687 10,968 10,037 9,528 4,708
Sunrise Dam 4,033 4,041 3,880 3,821 3,479
Tropicana 7,654 6,927 6,157 5,707 1,229
Brazil 4,424 4,095 3,914 3,767 3,545
AGA Brazil (Mineração) 2,999 2,778 2,607 2,478 2,294
Serra Grande 1,425 1,317 1,307 1,289 1,251
Ghana 5,058 5,129 5,656 7,111 6,517
Iduapriem 5,058 5,129 4,702 4,873 4,793
Obuasi – – 954 2,238 1,724
Guinea 11,677 12,062 11,741 11,895 11,939
Siguiri
11,677
12,062 11,741 11,895 11,939
Mali 5,030 5,093 5,546 7,183 7,422
Sadiola 5,030 4,908 5,062 5,027 4,857
Yatela – 185 484 2,156 2,565
Namibia – – – – 1,420
Navachab – – – – 1,420
South Africa 38,877 39,497 36,786 38,426 39,243
Mine Waste Solutions
26,322
26,083 24,451 24,818 23,977
Vaal River 7,940 8,987 9,082 10,206 11,753
West Wits 4,615 4,427 3,253 3,402 3,512
Tanzania 5,358 5,517 5,152 5,186 4,040
Geita 5,358 5,517 5,152 5,186 4,040
USA – – 11,210 19,303 20,753
CC&V – – 11,210 19,303 20,753
Group 85,419 85,504 93,346 105,699 102,021
DATA TABLES (CONTINUED)
Direct raw materials per operation
(Ore processed (kilotonnes))
Argentinia      3,309
Brazil             4,424
Australia       11,687
South Africa 38,877
Ghana            5,058
Mali                5,030
Guinea         11,677
Tanzania       5,358
kt
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DATA TABLES (CONTINUED)
Material issues
Indicator
2017
2016
2015
2014
2013
RESPONSIBLE
ENVIRONMENTAL
STEWARDSHIP
continued
Liquid fossil fuels (kilolitres)
Argentina 18,761 16,050 17,028 18,379 19,706
Cerro Vanguardia 18,761 16,050 17,028 18,379 19,706
Australia 66,198 65,141 103,496 110,600 42,490
Sunrise Dam 14,193 12,345 21,336 26,974 23,166
Tropicana 52,005 52,796 82,160 83,626 19,324
Brazil 18,741 16,718 15,078 15,811 13,109
AGA Brazil (Mineração) 13,037 11,224 10,700 11,890 8,813
Serra Grande 5,704 5,494 4,378 3,921 4,296
Ghana 25,834
13,903 13,377 10,550 29,984
Iduapriem 25,434 13,568 11,865 4,902 21,057
Obuasi 400 335 1,512 5,648 8,927
Guinea 58,318 58,629 53,913 47,195 55,822
Siguiri 58,318 58,629 53,913 47,195 55,822
Mali 37,209 35,995 36,689 42,478 66,418
Sadiola 36,952 33,451 33,671 36,479 53,365
Yatela 257 2,544 3,018 5,999 13,053
Namibia – – – 0 13,785
Navachab – – – 0 13,785
South Africa 5,186 5,260 6,871 6,257 6,107
Mine Waste Solutions 2,625 165 95 30 235
Vaal River 1,735 3,485 3,708 4,660 4,240
West Wits 826 1,610 3,068 1,567 1,632
Tanzania 88,454 77,649 74,307 81,251 84,123
Geita 88,454 77,649 74,307 81,251 84,123
USA –
– 22,367 51,393 51,178
CC&V – – 22,367 51,393 51,178
Group 318,701 289,345 343,125 383,914 382,722
Liquid fossil fuels
(kilolitres)
Argentinia    18,761
Brazi          l 18,741
Australia       66,198
South Africa
5,186
Ghana          25,834
Mali              37,209
Guinea         58,318
Tanzania      88,454
kl
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Material issues
Indicator
2017
2016
2015
2014
2013
RESPONSIBLE
ENVIRONMENTAL
STEWARDSHIP
continued
Lubricants (kilolitres)
Argentina
414
441
517
519
339
Cerro Vanguardia
414
441
517
519
339
Australia
1,098
715
910
826
–
Sunrise Dam
472
177
409
475
–
Tropicana
626
538
501
351
–
Brazil
954
1,025
939
944
759
AGA Brazil (Mineração)
698
782
690
702
506
Serra Grande
256
243
249
242
253
Ghana
378
500
458
488
–
Iduapriem
353
462
346
124
–
Obuasi
25
38
112
364
–
Guinea
680
92
106
135
104
Siguiri
680
92
106
135
104
Mali
371
376
388
459
1,088
Sadiola
359
360
347
424
791
Yatela
12
16
41
35
297
Namibia
–
–
–
–
78
Navachab
–
–
–
–
78
South Africa
801
802
676
676
1,050
Mine Waste Solutions
29
18
17
31
14
Vaal River
251
319
297
252
294
West Wits
521
465
362
393
742
Tanzania
1,236
1,152
1,087
1,126
2,161
Geita
1,236
1,152
1,087
1,126
2,161
USA
–
–
824
1,229
1,507
CC&V
–
–
824
1,229
1,507
Group
5,932
5,102
6,133
6,401
7,086
DATA TABLES (CONTINUED)
Lubricants
(kilolitres)
2014
2013
2015
2016
2017
0
2,000
4,000
6,000
8,000
5,932
6,401
6,133
5,102
7,086
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Material issues
Indicator
2017
2016
2015
2014
2013
RESPONSIBLE
ENVIRONMENTAL
STEWARDSHIP
continued
Cyanide (tonnes)
Argentina
1,278
1,072
1,015
960
836
Cerro Vanguardia
1,278
1,072
1,015
960
836
Australia
4,011
4,696
4,130
4,398
1,121
Sunrise Dam
1,202
1,244
1,360
1,178
1,121
Tropicana
2,809
3,452
2,770
3,220
–
Brazil
1,426
1,261
1,289
1,163
936
AGA Brazil (Mineração)
878
728
746
580
525
Serra Grande
548
533
543
583
411
Ghana
1,440
1,340
2,305
3,832
4,371
Iduapriem
1,440
1,340
1,240
1,200
1,480
Obuasi
–
0
1,065
2,632
2,891
Guinea
2,508
2,378
2,392
2,543
2,864
Siguiri
2,508
2,378
2,392
2,543
2,864
Mali
2,003
2,778
2,603
2,204
3,831
Sadiola
1,779
1,926
1,731
1,826
2,511
Yatela
224
852
872
378
1,320
Namibia
–
–
–
–
680
Navachab
–
–
–
–
680
South Africa
10,122
9,672
9,573
10,101
9,688
Mine Waste Solutions
6,430
6,349
6,469
6,193
5,833
Vaal River
1,975
1,863
2,020
2,567
2,301
West Wits
1,717
1,460
1,084
1,341
1,554
Tanzania
1,323
1,197
1,105
1,970
1,974
Geita
1,323
1,197
1,105
1,970
1,974
USA
–
–
2,740
4,305
4,431
CC&V
–
–
2,740
4,305
4,431
Group
24,111
24,394
27,153
31,476
30,732
DATA TABLES (CONTINUED)
Cyanide
(tonnes)
2014
2013
2015
2016
2017
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
24,111
31,476
27,153
24,394
30,732
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Material issues
Indicator
2017
2016
2015
2014
2013
RESPONSIBLE
ENVIRONMENTAL
STEWARDSHIP
continued
Explosives (tonnes)
Argentina
4,368
4,005
3,616
3,777
5,406
Cerro Vanguardia
4,368
4,005
3,616
3,777
5,406
Australia
22,426
15,433
14,678
13,115
1,183
Sunrise Dam
1,049
2,060
827
741
1,183
Tropicana
21,377
13,373
13,851
12,374
–
Brazil
5,863
4,046
4,283
3,874
4,022
AGA Brazil (Mineração)
4,382
2,300
2,662
2,512
2,307
Serra Grande
1,481
1,746
1,621
1,362
1,715
Ghana
9,148
7,515
5,399
2,840
8,670
Iduapriem
9,148
7,515
5,181
2,732
8,670
Obuasi
0
0
218
108
–
Guinea
899
1,295
997
820
1,138
Siguiri
899
1,295
997
820
1,138
Mali
1,826
858
226
1,079
6,166
Sadiola
1,826
858
226
1,079
4,536
Yatela
–
0
–
–
1,630
Namibia
–
–
–
–
5,921
Navachab
–
–
–
–
5,921
South Africa
1,615
2,410
2,507
3,509
7,659
Mine Waste Solutions
–
–
–
–
–
Vaal River
479
570
1,242
1,644
4,536
West Wits
1,136
1,840
1,265
1,865
3,123
Tanzania
5,991
5,640
6,073
7,338
10,025
Geita
5,991
5,640
6, 073
7,338
10,025
USA
–
–
8,531
17,413
20,312
CC&V
–
–
8,531
17,413
20,312
Group
52,136
41,203
46,310
53,765
70,502
DATA TABLES (CONTINUED)
Explosives
(tonnes)
2014
2013
2015
2016
2017
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
52,136
53,765
46,310
41,203
70,502
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Material issues
Indicator
2017
2016
2015
2014
2013
RESPONSIBLE
ENVIRONMENTAL
STEWARDSHIP
continued
Total acid consumption (tonnes)
Argentina
1,945
1,952
1,830
1,828
1,284
Cerro Vanguardia
1,945
1,952
1,830
1,828
1,284
Australia
1,646
1,423
1,326
1,453
487
Sunrise Dam
571
572
594
480
487
Tropicana
1,075
851
732
973
–
Brazil
1,352
1,822
1,631
1,113
138
AGA Brazil (Mineração)
1,336
1,798
1,611
1,098
114
Serra Grande
16
24
20
15
24
Ghana
189
191
483
729
991
Iduapriem
157
191
310
124
354
Obuasi
32
0
173
605
637
Guinea
1,201
559
156
236
201
Siguiri
1,201
559
156
236
201
Mali
550
723
619
391
841
Sadiola
550
723
619
391
762
Yatela
–
–
–
–
79
Namibia
–
–
–
–
40
Navachab
–
–
–
–
40
South Africa
47,861
54,589
103,620
74,356
71,929
Mine Waste Solutions
4,380
9,686
34,565
6,429
2,287
Vaal River
42,697
43,795
68,255
67,219
68,910
West Wits
784
1,108
800
708
732
Tanzania
199
178
178
173
146
Geita
199
178
178
173
146
USA
–
–
93
194
140
CC&V
–
–
93
194
140
Group
54,944
61,438
109,935
80,473
76,197
DATA TABLES (CONTINUED)
Total acid consumption
(tonnes)
2014
2013
2015
2016
2017
0
20,000
40,000
60,000
80,000
100,000
120,000
54,944
80,473
109,935
61,438
76,197
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Material issues
Indicator
2017
2016
2015
2014
2013
RESPONSIBLE
ENVIRONMENTAL
STEWARDSHIP
continued
Total alkali consumption (tonnes)
Argentina
2,234
2,083
1,960
1,559
1,939
Cerro Vanguardia
2,234
2,083
1,960
1,559
1,939
Australia
22,303
25,965
21,942
10,401
11,310
Sunrise Dam
6,811
9,581
9,214
9,781
11,310
Tropicana
15,492
16,384
12,728
620
–
Brazil
22,886
18,108
15,111
14,752
17,212
AGA Brazil (Mineração)
21,258
16,738
13,858
13,397
15,179
Serra Grande
1,628
1,370
1,253
1,355
2,033
Ghana
3,609
3,127
6,505
21,741
23,733
Iduapriem
3,609
3,124
3,220
1,202
4,183
Obuasi
–
3
3,285
20,539
19,550
Guinea
15,117
15,633
13,336
10,356
12,795
Siguiri
15,117
15,633
13,336
10,356
12,795
Mali
8,368
12,016
13,043
12,954
9,532
Sadiola
8,368
11,065
9,945
6,396
2,340
Yatela
–
951
3,098
6,558
7,192
Namibia
–
–
–
–
630
Navachab
–
–
–
–
630
South Africa
53,986
50,932
74,994
81,203
68,920
Mine Waste Solutions
24,824
21,698
30,775
27,467
16,855
Vaal River
25,613
26,387
42,016
52,012
49,288
West Wits
3,549
2,847
2,203
1,724
2,777
Tanzania
4,150
5,777
5,125
4,284
3,474
Geita
4,150
5,777
5,125
4,284
3,474
USA
–
–
63,055
111,683
119,500
CC&V
–
–
63,055
111,683
119,500
Group
132,653
133,641
215,071
268,933
269,045
DATA TABLES (CONTINUED)
Total alkali consumption
(tonnes)
2014
2013
2015
2016
2017
0
50,000
100,000
150,000
200,000
250,000
300,000
132,653
268,933
215,071
133,641
269,045
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Material issues
Indicator
2017
2016
2015
2014
2013
RESPONSIBLE
ENVIRONMENTAL
STEWARDSHIP
continued
Non-hazardous waste by type (tonnes)
Ferrous metal waste
19,949
17,796
17,772
16,730
25,000
Non-ferrous metal waste
824
1,892
1,301
968
1,700
Total
20,773
19,688
19,073
17,698
26,700
General waste
Recycled
1,839
4,845
9,242
3,792
3,000
On-site disposal
45,350
44,243
41,668
35,486
36,500
Off-site disposal
854
9,389
1,353
1,362
500
Total
48,043
58,477
52,263
40,640
40,000
Hazardous waste by type (tonnes)
Battery waste (tonnes)
Recycled
361
109
141
46
89
On-site disposal
–
–
–
–
–
Off-site disposal
0.02
1
13
0
9
Total
361
110
154
46
98
Hydrocarbon waste (m3)
Recycled
2,291
1,992
2,439
2,310
1,078
On-site disposal
0.25
327
131
296
204
Off-site disposal
1,495
2,843
5,665
552
155
Total
3,786
5,162
8,235
3,158
1,437
Other hazardous waste including ﬂuorescent lighting
and chemical and solvent waste (tonnes)
Recycled
703
614
963
413
87
On-site disposal
30,577
23,849
27,135
24,140
8,302
Off-site disposal
97
226
900
386
230
Total
31,377
24,689
28,998
24,939
8,619
DATA TABLES (CONTINUED)
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DATA TABLES (CONTINUED)
Material issues
Indicator
2017
2016
2015
2014
2013
RESPONSIBLE
ENVIRONMENTAL
STEWARDSHIP
continued
Tailings deposited per country (megatonnes)
Argentina 7.65 3.14 3.30 3.30 1.08
Australia 11.69 10.97 10.04 9.53 4.71
Brazil 4.42 4.10 3.91 5.78 3.20
Ghana
5.06
5.13 5.66 7.11 11.09
Guinea 11.68 12.06 11.74 11.90 11.93
Mali 5.03 5.09 5.55 7.18 4.85
Namibia – – – – 1.42
Tanzania 5.36 5.52 5.15 5.19 4.04
South Africa 38.88 39.50 36.79 38.43 39.75
USA – – 11.21 19.30 0.00
Group 89.76 85.50 93.35 107.72 82.07
Overburden and waste rock placed per country
(megatonnes)
Argentina 18.62 16.45 14.64 20.70 23.43
Australia 85.81 66.11 50.40 52.56 24.40
Brazil 11.45 9.16 9.02 7.92 5.38
Ghana 30.29 22.72 17.09 5.03 29.96
Guinea 7.97 11.89 11.84 9.64 10.86
Mali 8.13 7.87 10.52 7.28 44.19
Namibia – – – – 12.57
Tanzania 29.31 28.37 24.19 29.76 33.76
South Africa 0.00 0.00 0.00 – 0.73
USA – – 16.99 36.20 45.61
Group 191.56 162.56 154.69 169.09 230.89
Tailings deposited by country
(Megatonnes)
Argentinia        7.65
Brazil               4.42
Australia        11.69
South Africa
38.88
Ghana              5.06
Mali                  5.03
Guinea           11.68
Tanzania          5.36
Mt
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DATA TABLES (CONTINUED)
Material issues
Indicator
2017
2016
2015
2014
2013
RESPONSIBLE
ENVIRONMENTAL
STEWARDSHIP
continued
Energy consumption (Petajoules)
Argentina
Cerro Vanguardia
1.90
1.76
1.69
1.71
1.72
Australia
Sunrise Dam
2.18
2.03
1.97
2.29
2.14
Tropicana
4.14
3.59
3.17
3.23
0.73
Brazil
AGA Brazil (Mineração)
1.77
1.64
1.53
1.48
1.40
Serra Grande
0.56
0.54
0.48
0.48
0.45
Ghana
Iduapriem
1.46
1.02
0.89
0.62
1.25
Obuasi
0.26
0.30
0.56
1.46
1.77
Guinea
Siguiri
2.40
2.58
2.50
2.36
2.31
Mali
Sadiola
1.55
1.40
1.40
1.59
2.11
Yatela
–
0.10
0.12
0.24
0.52
Namibia
Navachab
–
–
–
–
0.74
South Africa
Mine Waste Solutions
0.83
0.74
0.73
0.76
0.62
Vaal River
4.61
4.87
4.89
5.31
5.63
West Wits
4.61
4.93
5.03
5.24
5.54
Tanzania
Geita
3.49
3.07
2.93
3.21
3.32
USA
CC&V
–
–
1.16
2.37
2.42
Group
29.76
28.55
29.06
32.34
32.68
0
10
20
30
40
50
2017
2016
2015
2014
2013
Energy consumption and intensity
Energy Intensity (Gigajoules per tonne)
30
0.35
0,25
0,30
0,35
0,40
32
0.30
29
0.31
29
0.33
33
0.32
Consumption
(Petajoules)
Intensity
Consumption
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Indicator
2017
2016
2015
2014
2013
RESPONSIBLE
ENVIRONMENTAL
STEWARDSHIP
continued
Energy intensity (Gigajoule per metric tonne treated)
Argentina
Cerro Vanguardia
0.58
0.56
0.51
0.52
0.71
Australia
Sunrise Dam
0.54
0.50
0.51
0.60
0.60
Tropicana
0.54
0.52
0.52
0.57
0.60
Brazil
AGA Brazil (Mineração)
0.59
0.59
0.59
0.60
0.61
Serra Grande
0.39
0.41
0.37
0.37
0.41
Ghana
Iduapriem
0.29
0.20
0.19
0.13
0.26
Obuasi
0.00
0.00
0.59
0.65
1.03
Guinea
Siguiri
0.21
0.21
0.21
0.20
0.19
Mali
Sadiola
0.31
0.28
0.28
0.32
0.43
Yatela
–
0.54
0.25
0.11
0.20
Namibia
Navachab
–
–
–
0.52
South Africa
Mine Waste Solutions
0.03
0.03
0.03
0.03
0.03
Vaal River
0.58
0.54
0.54
0.52
0.48
West Wits
1.00
1.11
1.55
1.54
1.58
Tanzania
Geita
0.65
0.56
0.57
0.62
0.82
USA
CC&V
–
–
0.10
0.12
0.12
Group
0.35
0.33
0.31
0.30
0.32
DATA TABLES (CONTINUED)
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Indicator
2017
2016
2015
2014
2013
RESPONSIBLE
ENVIRONMENTAL
STEWARDSHIP
continued
GHG emissions (kilotonnes of GHG)
Argentina
Cerro Vanguardia
106
120
115
118
119
Australia
Sunrise Dam
122
113
116
135
122
Tropicana
250
223
220
224
51
Brazil
AGA Brazil (Mineração)
52
41
41
36
32
Serra Grande
24
19
15
14
15
Ghana
Iduapriem
124
108
95
74
113
Obuasi
36
41
79
198
199
Guinea
Siguiri
163
194
189
178
175
Mali
Sadiola
106
104
104
118
156
Yatela
–
7
9
18
38
Namibia
Navachab
–
–
–
–
42
South Africa
Mine Waste Solutions
201
207
193
201
165
Vaal River
1,242
1,282
1,232
1,360
1,415
West Wits
1,290
1,375
1,331
1,420
1,445
Tanzania
Geita
238
228
218
238
246
USA
CC&V
–
–
204
281
233
Group
3,953
4,062
4,162
4,613
4,566
DATA TABLES (CONTINUED)
0
1
2
3
4
5
6
2017
2016
2015
2014
2013
0
20
40
60
GHG emissions and intensity
Emissions intensity (Kilograms CO2 per tonne)
4.6
45
4.6
43
4.2
45
Emissions (Megatonnes CO2e)
4.0
46
4.1
48
Intensity
Emissions
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2017
2016
2015
2014
2013
RESPONSIBLE
ENVIRONMENTAL
STEWARDSHIP
continued
GHG emissions intensity
(Kilogram of GHG per tonne treated)
Argentina
Cerro Vanguardia
32
38
35
36
49
Australia
Sunrise Dam
30
28
30
35
35
Tropicana
33
32
36
39
–
Brazil
AGA Brazil (Mineração)
17
15
16
15
14
Serra Grande
17
14
12
11
12
Ghana
Iduapriem
25
21
20
15
24
Obuasi
–
–
83
88
115
Guinea
Siguiri
14
16
16
15
15
Mali
Sadiola
21
21
21
24
32
Yatela
–
40
18
8
15
Namibia
Navachab
–
–
–
–
29
South Africa
Mine Waste Solutions
8
8
8
8
7
Vaal River
156
143
136
133
120
West Wits
280
311
409
417
412
Tanzania
Geita
44
41
42
46
61
USA
CC&V
–
–
18
15
11
Group
46
48
45
43
45
DATA TABLES (CONTINUED)
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Material issues
Indicator
2017
2016
2015
2014
2013
RESPONSIBLE
ENVIRONMENTAL
STEWARDSHIP
continued
NO
x
, SO
x
Oxides of Nitrogen (tonnes)
2,925
4,496
3,916
1,097
1,685
Oxides of Sulphur (tonnes)
170
4,052
9,346
4
30
Number of processing plants certiﬁed in full compliance
to the International Cyanide Management Code
17
15
15
15
16
Percentage of processing plants certiﬁed in full
compliance to the International Cyanide
Management Code (%)
94
83
79
75
76
DATA TABLES (CONTINUED)
Indicator
Value
2017
Water sources signiﬁcantly affected by
withdrawal of water
0
The 401,000 ha Niger-Tinkisso Ramsar site is an extensive area of river and freshwater ponds and marshes between and around the Tinkisso and Niger Rivers, however its boundaries are not clearly deﬁned. As many as 101,000 ha of the Ramsar site may overlap the (159,000 ha) Siguiri mine concession in Guinea. The mine abstracts less than 0.5% of the Tinkisso River’s annual ﬂow.
Number of sites that have been assessed
as requiring a BMP
15
AngloGold Ashanti adopted a Biodiversity Management Standard in 2014. It requires all active AGA-managed operations or major projects to undertake biodiversity risk assessments and where necessary, implement a Biodiversity
Action Plan. By the end of 2017, not all the AGA-managed operations or major projects had completed the required biodiversity risk assessments. (Note that Activities were suspended at La Colosa due to a Force Majeure).
Number of sites in need of a BMP that
have a BMP in place and operational
13
By the end of 2017, 13 of the 15 AGA-managed operations had conﬁrmed the need for and developed biodiversity action plans.
Percentage of company operations that
have closure plans
100
100% of AngloGold Ashanti operations have a closure plan in place. Details of closure liabilities are given in the annual
Integrated Report and ﬁnancial provisions for closure are given in the Annual Financial Statements.
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DATA TABLES (CONTINUED)
Material issues
Indicator
2017
2016
2015
2014
2013
RESPONSIBLE
ENVIRONMENTAL
STEWARDSHIP
continued
Water use (Megalitres)
Argentina
Cerro Vanguardia
1,487
1,152
1,121
1,079
964
Australia
Sunrise Dam
1,115
1,779
1,772
1,866
1,828
Tropicana
5,668
5,798
4,876
4,883
2,097
Brazil
AGA Mineração
5,292
5,292
5,959
6,233
6,346
Serra Grande
1,504
1,623
1,507
1,921
1,379
Ghana
Iduapriem
2,137
936
750
342
795
Obuasi
0
0
3,129
3,696
3,685
Guinea
Siguiri
6,349
3,395
5,145
5,375
6,478
Mali
Sadiola
3,476
3,940
4,625
4,051
4,330
Yatela
–
4
33
17
254
Namibia
Navachab
–
–
–
–
1,005
South Africa
Mine Waste Solutions
6,002
6,475
7,974
11,191
9,737
Vaal River
10,813
12,275
13,259
13,402
14,331
West Wits
3,688
4,411
3,949
2,626
3,160
Tanzania
Geita
4,689
3,637
3,249
4,101
4,484
USA
CC&V
–
–
2,252
2,937
3,042
Group
52,219
50,716
59,601
63,721
63,916
Water use and efficiency
Efficiency
(Litres
per
tonne)
Efficiency
0
20
40
60
80
100
2017
2016
2015
2014
2013
0
200
400
600
800
1000
64
627
64
600
60
639
51
593
52
611
Use (Gigalitres)
Use
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DATA TABLES (CONTINUED)
Material issues
Indicator
2017
2016
2015
2014
2013
RESPONSIBLE
ENVIRONMENTAL
STEWARDSHIP
continued
Water use efﬁciency (kilolitres per tonne)
Argentina
Cerro Vanguardia
0.45
0.37
0.34
0.33
0.40
Australia
Sunrise Dam
0.28
0.44
0.46
0.49
0.53
Tropicana
0.74
0.84
0.79
0.86
1.71
Brazil
AGA Mineração
1.76
1.90
2.29
2.52
2.77
Serra Grande
1.06
1.23
1.15
1.49
1.10
Ghana
Iduapriem
0.42
0.18
0.16
0.07
0.17
Obuasi
0
0
3.28
1.65
2.14
Guinea
Siguiri
0.54
0.28
0.44
0.45
0.54
Mali
Sadiola
0.69
0.80
0.91
0.81
0.89
Yatela
–
0.02
0.07
0.01
0.10
Namibia
Navachab
–
–
–
–
0.71
South Africa
Mine Waste Solutions
0.23
0.25
0.33
0.45
0.41
Vaal River
1.36
1.37
1.46
1.31
1.22
West Wits
0.80
1.00
1.21
0.77
0.90
Tanzania
Geita
0.88
0.66
0.63
0.79
1.11
USA
CC&V
–
–
0.20
0.15
0.15
Group
0.61
0.59
0.64
0.60
0.63
Note: Yatela reposted nil owing to closure status (production is rinsing of HLP), subtracted from total AngloGold Ashanti data.
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DATA TABLES (CONTINUED)
Material issues
2017
Percentage of water reused as per
the MCA Water Accounting Framework
Total volume of water reused
by the organisation
Total water used for production purposes
RESPONSIBLE
ENVIRONMENTAL
STEWARDSHIP
continued
Water reused
(%)
(Kl)
(Kl)
Cerro Vanguardia
78
7,229,606
9,275,660
Geita
63
12,461,171
19,914,364
Iduapriem
61
7,854,928
12,937,202
AGA Brazil (Mineração)
78
24,905,705
31,826,904
MWS
90
87,440,747
96,804,544
Sadiola
78
16,102,053
20,701,173
Serra Grande
72
5,878,351
8,192,553
Siguiri
76
34,044,947
44,585,715
Sunrise Dam
61
3,910,568
6,435,718
Tropicana
65
10,660,027
16,334,354
VR (Input)
59
23,204,206
39,133,863
WW (Input)
76
28,784,407
38,028,394
Group
75
259,553,883
344,170,443
Material issues
Location
Quantity
Destination
pH Level
Conductivity
Water discharge
AUSTRALIA
Sunrise Dam
3,096,328 kL of groundwater from underground and pit dewatering
Lake Carey, a salt lake
7.54
187.92 mS/cm
BRAZIL
AGA Brazil (Mineração)
Queiroz Plant
924,464 kLof Queiroz Plant efﬂuent water was discharged following arsenic precipitation with ferric sulphate.
Velhas River
7.7
2.72 mS/cm
Cuiabá Mine
95,591 kL of Cuiabá Mine efﬂuent water was discharged following pH adjustment with sodium hydroxide.
Sabará River
7.6
0.36 mS/cm,
Lamego mine
547,282 kL of excess Lamego mine water was discharged following ﬂocculation and removal of suspended solids.
Papa Farinha Creek
8.2
0.81 mS/cm
Córrego do Sítio Mine
738,459kL of excess Córrego do Sítio Mine water was discharged following removal of suspended solids through ﬂocculation.
Conceição River
7.5
0.73 mS/cm
877,189 kL of excess Córrego do Sítio Mine water was discharged following arsenic precipitation with ferric sulphate and pH adjustment with hydrated lime.
Conceição River
7.4
5.21 mS/cm
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DATA TABLES (CONTINUED)
Material issues
Location
Quantity
Destination
pH Level
Conductivity
RESPONSIBLE
ENVIRONMENTAL
STEWARDSHIP
continued
Serra Grande
An estimated 630,720 kL of excess water following arsenic precipitation and cyanide destruction at the Final Efﬂuent Treatment Plant.
Vermelho River
7.21
0.46 mS/cm
An estimated 1,173,840 kL of excess water from the Mina Nova mine was discharged following suspended solids precipitation with ﬂocculant.
Vermelho River
7.62
0.35 mS/cm
An estimated 246,010 kL of excess water from the Palmeiras Mine was discharged following suspended solids precipitation with ﬂocculant.
Gerais stream
7.77
0.18 mS/cm
GHANA
Iduapriem
4,478,461.88 kL of directly captured rainfall and surface runoff was discharged from the Block 7 & 8 pit ( No treatment was required).
Local environment
7.1
0.27 mS/cm
2,008,438 kL of treated efﬂuent water was discharged from the Reverse Osmosis plant.
Local environment
7.8
0.9 mS/cm
Obuasi
1,005,704 kL of excess water from the South Treatment Plant's OTP Pond was treated and discharged from the South Reverse Osmosis Plant.
Nyam River
6.49
0.24 mS/cm
Obuasi
2,253,938 kL of water from Pond 3 was treated and discharged from the South
Reverse Osmosis Plant.
Nyam River
6.99
0.23 mS/cm
Obuasi
392,722 kL of treated runoff water from the Pompora and Kokoteasua TSFs was discharged via the Pompora Reverse Osmosis Plant.
Kwabrafo River
6.45
0.13 mS/cm.
MALI
Sadiola
806,747 kL of water from dewatering of the Farabakouta North Pit (No treatment was required).
Farabakouta Stream
7.9
47.8 mS/cm
SOUTH AFRICA
West Wits
530,601 kL of puriﬁed sewage efﬂuent was released from the Aquatic Dam.
Elandsfonteinspruit
7.52
4.83 mS/cm
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2017
2016
Material issues
Operation
Restoration
Decommissioning
Restoration
Decommissioning
INTEGRATED
CLOSURE
MANAGEMENT
Rehabilitation liabilities per operation ($ million)
South Africa
17.8
100.7
14.8
80.4
Great Noligwa
(1)
3.4
28.2
–
–
Kopanang
–
9.3
1.1
12.1
Moab Khotsong
3.3
15.5
4.2
29.1
TauTona
(2)
4.1
17.1
3.6
11.9
Mponeng
2.5
6.1
2.6
5.5
Legacy projects
– Vaal River
–
3.0
–
4.2
– West Wits
–
0.4
–
0.3
– Other
0.2
–
0.2
–
First Uranium SA
4.3
20.3
3.1
16.4
Nufcor
–
0.8
–
0.9
Continental Africa
252.5
178.4
261.7
168.1
Ghana
Iduapriem
30.1
14.2
35.7
8.3
Obuasi
(3)
149.8
61.6
154.0
62.2
Guinea
Siguiri
29.1
30.3
28.1
27.9
Mali
(4)
Morila
–
9.0
–
7.0
Sadiola
14.1
12.5
14.7
12.5
Yatela
4.2
9.0
4.5
10.1
DRC
Kibali
(4)
–
10.5
–
9.5
DATA TABLES (CONTINUED)
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DATA TABLES (CONTINUED)
2017
2016
Material issues
Operation
Restoration
Decommissioning
Restoration
Decommissioning
INTEGRATED
CLOSURE
MANAGEMENT
continued
Tanzania
Geita
25.2
31.3
24.7
30.6
Australasia
42.5
28.9
Australia
Sunrise Dam
27.1
15.0
19.7
10.0
Tropicana
27.5
18.7
22.8
18.9
Americas
106.3
40.3
108.1
41.0
Argentina
Cerro Vanguardia
48.2
18.0
45.8
17.5
Brazil
AngloGold Ashanti Mineração
42.0
15.3
44.9
16.5
Serra Grande
9.4
7.0
9.6
7.0
United States of America
Other
0.5
–
0.5
–
Colombia
La Colosa
5.8
–
7.0
–
Gramalote
(4)
0.4
–
0.3
–
Other –
–
3.7
–
Group
431.2
353.1
430.8
318.4
Less equity accounted investments included
above
(4)
(18.6)
(41.0)
(4.9)
(39.1)
Less liabilities held for sale included above
(5)
(3.4)
(25.7)
–
–
Group
409.2
286.4
425.9
279.3
(1)
Includes Vaal River shared infrastructure which does not form part of the liabilities held for sale.
(2)
Includes Savuka.
(3)
Includes Mpasatia (Bibiani pit).
(4)
The equity-accounted investments refer to the Mali assets, Kibali in the DRC and Gramalote in Colombia.
(5)
Includes the liabilities held for sale of Moab Khotsong, Kopanang and Nufcor.
SUSTAINABLE DEVELOPMENT REPORT
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DATA TABLES (CONTINUED)
2017
Total land
disturbed and not
yet rehabilitated
opening balance
Total amount
of land newly
disturbed within
the reporting
year
Total amount
of land newly
rehabilitated
within the
reporting period
to agreed upon
end use
Total amount
of land
rehabilitated
to date
Total amount of
land disturbed
and not yet
rehabilitated
closing balance
Total land
managed
INTEGRATED
CLOSURE
MANAGEMENT
continued
Land disturbed or rehabilitated (ha)
AGA
Mineração
494
12
13
443
493
26,237
Cerro Vanguardia
1,615
–
15
45
1,600
54,000
Geita
2,737
19
36
551
2,720
19,627
Iduapriem
*1,486
41
2
251
1,525
11,000
MWS
3,329
–
–
16
3,329
6,722
Obuasi
*1,692
–
–
206
1,692
20,146
Sadiola
2,134
87
18
142
2,202
30,260
Serra Grande
592
2
1
79
593
2,608
Siguiri
1,521
48
–
360
1,569
159,233
Sunrise Dam
1,220
154
28
754
1,346
12,409
Tropicana
3,081
91
103
224
3,069
101,611
VR (Input)
4,241
3
–
1,010
4,244
12,246
WW (Input)
1,310
–
–
296
1,310
3,744
Yatela
515
–
32
547
483
22,252
Group
25,968
457
249
4,925
26,176
482,095
* Differs from 2016 closing balance owing to land use recategorisation and remapping during 2017
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DATA TABLES (CONTINUED)
Material issues
Indicator
2017
2016
2015
2014
2013
EMPLOYEE,
COMMUNITY
AND ASSET
SECURITY
Fatalities and injuries to community members related
to security interventions
Fatalities
1
0
3
1
2
Injuries
32
36
34
42
27
Fatalities and injuries to community members whilst
engaged in illegal activity, and not related to security
interventions
Fatalities
33
11
10
12
16
Injuries
18
5
8
11
56
Fatalities and injuries to AngloGold Ashanti personnel
in the line of duty
Fatalities
0
2
0
0
0
Injuries
22
35
71
38
51
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Material issues
Indicator
2017
2016
2015
2014
2013
ARTISANAL AND
SMALL SCALE
MINING (LEGAL
AND ILLEGAL)
Number of sites/operations where ASM takes place
adjacent or near the mine
11
11
13
15
–
DATA TABLES (CONTINUED)
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DATA
TABLES
(CONTINUED)
Material issues
Indicator
2017
RESPECTING
HUMAN RIGHTS
Operations and suppliers identiﬁed as having
signiﬁcant risk for incidents of child labour and
measures taken to effectively abolish child labour
As an organisation there are no instances of forced labour at any of the operations. AngloGold Ashanti subscribes to the
International Labour Organisations principles and as such have internal global policies to this effect, namely:
•
Fundamental Human Rights Policy
•
Code of Business Principles and Ethics
Regional head of departments, general manager’s and all management are responsible for the implementation of the policies.
Operations and Suppliers identiﬁed as having
signiﬁcant risk for incidents of forced or
compulsory labour
AngloGold Ashanti is committed to upholding the basic labour rights enshrined in the Fundamental Rights Conventions of the ILO and in the legislation, regulations and practices of the countries where we operate. The company does not employ child labour, nor do we employ workers younger than 18 years of age in roles where they would be exposed to hazardous work, even if local legislation permits this. We note that children are involved in ASM activity on or around concessions where we operate. These activities are not regulated by the company. AngloGold Ashanti Human Rights Policy Code of
Business Principles and Ethics Human Resources strategy covers this.
Total number of incidents of violations involving
the rights of indigenous peoples
0
Material issues
Indicator
2017
2016
2015
2014
2013
Number of human rights grievances/community
allegations or incidents under VPSHR
Reported incidents 3 2 1 2 3
Allegations 2 6 4 – 2
Percentage of new suppliers screened using human
rights criteria
77.59 100 47.9 10 –
Percentage of suppliers that were screened using
criteria for impact on society
30.59 100 47.9 10 –
Percentage of new suppliers screened using labour
practices criteria
30.59 100 47.9 10 –
Percentage of new suppliers screened using
environmental criteria
30.59 100 47.9 10 –
Percentage of security personnel trained in the
organisation's human rights policies or procedures
94 94 91 97 –
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DATA
TABLES
(CONTINUED)
Material issues
Indicator
2017
2016
2015
2014
2013
TALENT
MANAGEMENT,
SKILLS
DEVELOPMENT
AND EMPLOYEE
RELATIONS
Total average number of employees
51,480
52,649
52,266
58,057
66,434
Permanent
36,072
38,377
38,749
43,073
48,159
Contractors
15,408
14,272
13,517
14,984
18,275
Training and development expenditure ($ million)
South Africa
28.34
29.45
29.00
37.00
45.00
Americas
2.26
2.00
1.60
2.00
3.00
Australia
1.2
0.90
0.90
1.00
2.00
Continental Africa
4.5
2.50
3.00
2.00
11.00
Number of grievances relating to unfair labour
practices (number)
14
0
2
0
–
Minimum periods regarding operational changes
Argentina
1 month
–
–
–
–
Brazil
30 days
1 month
–
–
–
Colombia
12 months
12 months
–
–
–
Ghana
1 month
1 month
–
–
–
Guinea
1 month
1 month
–
–
–
Mali
1 month
1 month
–
–
–
South Africa
Management and Ofﬁcials
30 days
30 days
–
–
–
Miners and Artisans
24 hours
24 hours
–
–
–
Category 4 to 8 Employees
24 hours
24 hours
–
–
–
Tanzania
1 month
–
–
–
–
Strikes/lock-outs 0
0
0
–
–
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DATA
TABLES
(CONTINUED)
Material issues
Indicator
2017
2016
2015
2014
2013
TALENT
MANAGEMENT,
SKILLS
DEVELOPMENT
AND EMPLOYEE
RELATIONS
continued
Composition of governance bodies
Board
Nationality (%)
South Africa
55
55
55
55
67
American
18
18
18
0
0
Australian
9
9
9
27
11
British
9
9
9
9
11
Indian/British
9
9
9
9
11
Composition by HDSA (%)
HDSA
45
45
45
45
56
Non-HDSA
10
10
10
10
11
Non-South Africans
45
45
45
45
33
Gender (%)
Men
64
73
73
73
80
Women
36
27
27
27
20
Executive committee
Nationality (%)
South Africa
56
55
55
55
60
Spanish
11
11
11
11
10
Australian
11
11
11
11
10
American
11
11
11
11
10
Indian/British
11
11
11
11
10
Composition by HDSA (%)
HDSA
33
33
33
33
30
Non-HDSA
22
22
22
22
30
Non-South Africans
45
45
45
45
40
Gender (%)
Men
67
67
67
67
70
Women
33
33
33
33
30
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DATA
TABLES
(CONTINUED)
Material issues
Indicator
2017
2016
2015
2014
2013
TALENT
MANAGEMENT,
SKILLS
DEVELOPMENT
AND EMPLOYEE
RELATIONS
continued
Employees covered by collective bargaining (%)
Argentina
99
99
99
99
99
Australia
0
0
0
0
0
Brazil
100
100
100
100
100
Colombia
0
7
11
12
–
Ghana
96
96
96
88
97
Guinea
95
95
95
100
100
Mali
98
97
97
95
97
South Africa
91
94
92
97
93
Tanzania
90
87
88
86
82
USA
0
0
0
0
–
Employment equity across all levels
(South Africa only) (%)
Board
45
46
46
56
–
Top Management
43
50
50
43
–
Senior Management
42
41
39
40
–
Middle Management
52
51
49
49
–
Junior Management
60
60
59
57
–
Core and critical skills
56
55
54
53
–
Proportion of senior management from local
community (%)
Argentina
100
100
100
100
–
Australia
82
89
90
100
–
Brazil
100
90
100
100
–
Corporate
91
88
88
87
–
Ghana
44
42
68
–
–
Guinea
25
25
33
–
–
Mali
0
0
33
–
–
Tanzania
0
8
20
–
–
Colombia
100
100
100
44
–
South Africa region
99
100
100
100
–
USA
86
0
0
100
–
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DATA
TABLES
(CONTINUED)
Material issues
Indicator
2017
NAVIGATING
REGULATORY AND
POLITICAL RISK
Operations assessed for risk
related to corruption (%)
100
Total number of conﬁrmed
incidents in which employees
were dismissed or disciplined for
corruption
0 (2016: 7; 2015: 2)
Signiﬁcant risk related to
corruption identiﬁed through risk
assessment
All business units were assessed for risks related to bribery and corruption in 2017, including through the use of on-site assessment as part of our combined assurance audit program, as well as an assessment performed by an independent third party. As with any multi-national extractives organization that operates in high-risk jurisdictions, risks were identiﬁed related to our suppliers, agents and intermediaries, interactions with government ofﬁcials, procurement generally, conﬂicts of interest, giving and receiving gifts, etc.
Group Compliance has speciﬁc measures to assess, manage and mitigate each of these risks, with a variety of policies, procedures, trainings, messaging, communications, etc. as part of a holistic “best practices” anti-corruption programme.
Communication and training
on anti-corruption policies and
procedures
We revised policies related to anti-bribery and anti-corruption, including the Policy on Conﬂicts of Interest. All employees without online access receive annual DVD training (with or without local-language facilitators, as needed) that includes attention to bribery and corruption matters. As well, utilising a risk-based approach, “live” in-person training is also provided, covering not just bribery and corruption but related issues such as conﬂicts of interest, receiving gifts, interacting with government ofﬁcials, and procedures for hiring agents and intermediaries. These trainings and communications are in addition to our posters, corporate email communications, regular compliance newsletters and other newsletter articles, compliance intranet portal communications, as well as SMS communications in certain jurisdictions.
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Material issues
Indicator
2017
2016
NAVIGATING
REGULATORY AND
POLITICAL RISK
continued
Conﬁrmed incidents of corruption
and action taken
Through various reporting mechanisms, including via our third-
party whistleblowing hotline, AngloGold Ashanti employees and contractors have reported allegations of corruption in the various regions where we operate.
In 2017, no employees were dismissed or disciplined for
corruption and four supplier contracts were terminated following investigations of corruption allegations.
Through various reporting mechanisms, including via our third-
party whistleblowing hotline, AngloGold Ashanti employees and contractors have reported allegations of corruption in the various regions where we operate. In 2016, four employees had their
employment contracts terminated and another three resigned
during investigations. In addition, four supplier contracts were terminated following investigations of corruption allegations. There was one criminal matter related to an alleged sexual exploitation of a job applicant by a human resources manager in Tanzania that is being prosecuted by the Prevention and Combating of Corruption
Bureau in Tanzania.
Number of contracts with business
partners that were terminated
4
4
Report public legal cases of
corruption brought against the
organisation or its employees
1
1
Monetary value of signiﬁcant ﬁnes
0
(1)
1
Total number of non monetary
sanctions
0
0
(1)
AngloGold Ashanti deﬁnes a signiﬁcant ﬁne as one that exceed $100,000
DATA
TABLES
(CONTINUED)
SUSTAINABLE DEVELOPMENT REPORT
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DATA
TABLES
(CONTINUED)
Material issues
Indicator
2017
2016
2015
2014
2013
NAVIGATING
REGULATORY AND
POLITICAL RISK
continued
Payments to government ($ million)
Argentina
151.7
89.8
111.1
96.1
122.4
Dividends paid to the government
9.0
6.1
3.4
–
8.4
Taxation paid
70.5
15.8
26.7
21.8
33.4
Withholding tax (STC, royalties, etc)
34.1
36.0
35.9
34.6
38.6
Other indirect taxes and duties
4.5
2.8
4.0
4.3
4.3
Employee taxes and other contributions
22.8
18.5
21.3
17.1
15.4
Property tax
0.1
–
–
–
–
Other
10.7
10.5
19.8
18.3
22.3
Australia
74.0
84.1
42.6
67.1
49.2
Taxation paid
27.5
41.3
2.2
7.7
6.8
Withholding tax (STC, royalties, etc)
18.6
16.1
16.1
19.6
16.3
Employee taxes and other contributions
27.9
26.7
24.3
39.8
26.1
Brazil
126.0
129.1
87.9
119.1
140.9
Taxation paid
45.3
62.8
29.0
43.8
66.1
Withholding tax (STC, royalties, etc)
14.4
11.4
9.7
0.2
3.0
Other indirect taxes and duties
8.1
4.5
3.8
3.6
3.2
Employee taxes and other contributions
48.3
40.5
37.7
53.6
57.1
Property tax
2.2
2.3
0.9
0.2
1.5
Other
7.7
7.6
6.8
17.7
10.0
Colombia
11.8
11.8
11.3
15.1
22.1
Taxation paid
0.4
1.2
1.2
–
-
Withholding tax (STC, royalties, etc)
4.2
2.7
1.7
2.8
4.5
Other indirect taxes and duties
0.1
0.2
0.1
0.2
0.3
Employee taxes and other contributions
5.1
5.8
6.0
7.7
10.3
Property tax
0.2
0.2
0.1
0.1
0.1
Other
1.8
1.8
2.2
4.3
6.9
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DATA
TABLES
(CONTINUED)
Material issues
Indicator
2017
2016
2015
2014
2013
NAVIGATING
REGULATORY AND
POLITICAL RISK
continued
DRC
27.8
26.1
30.9
21.7
23.1
Taxation paid
5.2
3.7
–
0.5
–
Withholding tax (STC, royalties, etc)
9.2
–
–
7.0
–
Other indirect taxes and duties
5.1
4.6
14.0
6.0
14.0
Employee taxes and other contributions
3.8
3.5
3.7
6.8
4.3
Property tax
–
–
–
0.1
3.7
Other
4.5
14.3
13.2
1.3
1.1
Ghana
37.7
26.1
26.9
55.9
68.5
Dividends paid to the government
–
–
–
–
0.7
Taxation paid
13.7
3.7
0.1
–
3.5
Withholding tax (STC, royalties, etc)
12.6
11.0
11.2
23.0
26.7
Other indirect taxes and duties
2.0
1.6
2.4
8.0
9.8
Employee taxes and other contributions
9.3
9.7
13.1
24.7
27.5
Property tax
0.1
0.1
0.1
0.2
0.3
Guinea
100.2
40.5
69.2
67.8
93.3
Dividends paid to the government
9.8
9.0
5.2
16.5
16.5
Taxation paid
40.1
5.6
38.7
18.1
41.6
Withholding tax (STC, royalties, etc)
21.6
16.5
15.3
22.1
26.7
Other indirect taxes and duties
20.0
1.5
1.3
2.6
2.4
Employee taxes and other contributions
8.6
7.8
8.7
8.5
6.0
Other
0.1
0.1
–
–
0.1
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DATA
TABLES
(CONTINUED)
Material issues
Indicator
2017
2016
2015
2014
2013
NAVIGATING
REGULATORY AND
POLITICAL RISK
continued
Payments to government ($ million) cont.
Mali
24.7
33.5
29.6
29.4
57.6
Dividends paid to the government
0.5
4.4
6.7
–
3.7
Taxation paid
4.1
8.2
0.9
1.2
18.4
Withholding tax (STC, royalties, etc)
7.3
7.0
7.7
9.5
17.0
Other indirect taxes and duties
4.4
5.1
4.7
7.2
11.3
Employee taxes and other contributions
7.4
8.2
8.5
10.0
6.3
Property tax
0.6
0.4
0.4
0.8
0.5
Other
0.4
0.2
0.7
0.7
0.4
South Africa
118.1
106.3
104.6
143.6
157.0
Taxation paid
–
0.4
4.2
15.7
12.3
Withholding tax (STC, royalties, etc)
4.8
5.2
4.6
17.9
11.8
Employee taxes and other contributions
105.0
92.9
88.7
100.2
121.7
Property tax
3.4
3.6
2.6
4.4
4.8
Other
4.9
4.3
4.5
5.4
6.2
Tanzania
141.0
133.3
134.5
123.7
69.8
Taxation paid
51.1
54.4
57.7
58.8
8.8
Withholding tax (STC, royalties, etc)
47.7
44.0
50.9
42.8
34.7
Other indirect taxes and duties
15.3
12.2
1.9
1.3
5.7
Employee taxes and other contributions
22.1
16.9
17.8
16.5
16.6
Other
4.8
5.8
6.2
4.3
4.0
SUSTAINABLE DEVELOPMENT REPORT
2017
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Leadership
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Our 2017 performance

DATA
TABLES
(CONTINUED)
Material issues
Indicator
2017
2016
2015
2014
2013
NAVIGATING
REGULATORY AND
POLITICAL RISK
continued
Payments to government ($ million) cont.
USA
7.7
6.2
24.6
30.5
28.5
Taxation paid
–
–
–
3.5
3.5
Withholding tax (STC, royalties, etc)
–
–
0.8
0.7
0.3
Employee taxes and other contributions
7.7
6.2
17.1
18.5
17.3
Property tax
–
–
1.5
1.6
1.4
Other (production mine tax)
–
–
4.7
5.2
4.1
Other (severance tax)
–
–
0.5
1.0
1.9
Total value of political contributions
Brazil
–
–
–
0.8
–
Colombia
–
–
0.5
0.3
–
Financial assistance from government ($ million)
30.3
30.1
37.8
39.5
24.6
Argentina 7.1
7.7
4.0
5.4
5.4
Cerro Vanguardia
7.1
7.7
4.0
5.4
5.4
Australia 19.8
18.8
29.4
30.5
15.1
Sunrise Dam (diesel fuel rebate)
3.9
3.2
29.4
30.5
15.1
Tropicana (diesel fuel rebate)
15.9
15.6
–
–
–
South Africa
3.4
3.5
4.3
3.5
3.9
Skills development levy credits
0.8
0.8
0.8
1.1
2.0
Mining qualiﬁcation association discretionary grant
2.6
2.6
3.4
2.4
1.9
AngloGold Ashanti Health
– State-aided drugs
0.1
0.1
0.1
0.1
0.2
SUSTAINABLE DEVELOPMENT REPORT
2017
119
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Our 2017 performance

ECONOMIC
VALUE-ADDED STATEMENT
for the year ended 31 December
$’m
2017
2016
EMPLOYEES
1,002
858
Salaries and wages
966
823
Training and development
36
35
GOVERNMENT
659
656
Current tax
(4)
176
234
Royalties
(5)
114
101
Employee taxes
(5)
268
237
Production, property and other taxes
(5)
101
84
COMMUNITY
(3)
27
23
Social licence to operate
Region speciﬁc economic development
plans
SUPPLIERS AND SERVICES
1,839
1,691
Production costs
Corporate expenditure and
other overheads
Rehabilitation expenditure
Exploration and evaluation
Audit, governance and assurance
PROVIDERS OF CAPITAL
208
180
Finance cost and unwinding of
obligations
169
180
Dividends
39
–
TOTAL DISTRIBUTION
3,735
3,408
$’m
2017
2016
TOTAL INCOME
4,558
4,263
Gold sales and by products
(1)
4,510
4,223
Interest received
15
22
Royalties received
18
9
Proﬁt from sale of assets
8
4
Income from investments
7
5
$’m
2017
2016
VALUE RETAINED
823
855
(1) Gold income increased by 7% as a
result of a 1% increase in the gold
price received and 5% increase in
gold sales.
(2) Economic distribution providing
human, ﬁnancial, social, natural
and manufactured capital,
guided by business objectives
and material issues identiﬁed
through the operating process
to ensure sustainable long-term
value retention for stakeholders,
underpinned by our key
behavioural programme operational
excellence, implemented at
every step of the business from
exploration through the entire chain
to divestment / disposal.
(3) Community and social investments
exclude expenditure by equity-
accounted joint ventures.
(4) Current taxation includes normal
taxation and witholding taxation on
dividends paid per jurisdiction in
which the group operates.
(5) Employee, production, property
and other taxes and royalties
reported on a cash basis.
Across the group, we are due
refunds for input tax and fuel duties
for an amount of $252m (2016:
$199m; 2015: $195m), including
attributable amounts of equity
accounted joint ventures, which have
remained outstanding for periods
longer than those provided for in the
respective statutes
INPUTS – ECONOMIC VALUE DISTRIBUTED (82%)
(2)
OUTPUT – ECONOMIC VALUE GENERATED (100%)
ECONOMIC VALUE RETAINED (18%)
SUPPOR
TING BUSINESS OBJECTIVES AND MA
TERIAL ISSUES
Gold revenue by region – 2017
•
Americas
•
South Africa
•
Continental Africa
•
Australasia
709
1,104
1,101
1,895
$m
Taxation per country $m
(4)
2017
2016
South Africa
1
(2)
Argentina
46
51
Australia
28
24
Brazil
31
50
Ghana
14
13
Guinea
33
31
United states of America
(16)
(7)
Tanzania
41
72
Other
(2)
2
% Value retained per year
2014
2013
2015
2016
2017
0
5
10
15
20
18
16
20
20
20
Breakdown of contribution – 2017
•
Employees
•
Government
•
Community
•
Supplier
•
Capital providers
6
26
18
1
49
%
MANAGING
COMMUNITY
EXPECTATIONS AND
DEMONSTRATING
CONTRIBUTION
OPTIMISE OVER-
HEAD, COSTS
AND CAPITAL
EXPENDITURE
NAVIGATING
REGULATORY AND
POLITICAL RISK
FOCUS ON PEOPLE,
SAFETY AND
SUSTAINABILITY
SUSTAINABLE DEVELOPMENT REPORT
2017
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Strategy
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Reporting assurance
Our 2017 performance

Development Report 2017, our assurance
approach also includes a review of this report
and of our ongoing sustainability performance
performed by AngloGold Ashanti’s Group
Internal Audit team.
Group Internal Audit provided assurance for
the 2017 sustainable development reporting
in terms of the Group Internal Audit Charter
as approved by the company’s Audit and
Risk Committee. The audits were performed
in accordance with the Institute of Internal
Auditors’ Standards for the Professional
Practice of Internal Audit.
Internal assurance includes a programme
of combined assurance assessments,
comprising site visits and reviews, undertaken
during the course of the year. These
assessments determine the validity, accuracy
and completeness of the relevant GRI G4
indicators in our reports, together with various
data transfer and integrity checks.
This Sustainable Development Report 2017
was approved by the Social, Ethics and
Sustainability Committee and the Board of
Directors on 19 March 2017.
REPORTING
ASSURANCE
We engaged Ernst & Young to undertake
an assurance engagement in respect of
Angolgold Ashanti’s reported compliance
with the International Council on Mining and
Metals (ICMM) Sustainable Development
Framework Subject Matters 1 – 4, as reported
in the Sustainable Development Report 2017.
Speciﬁcally:
•
Subject Matter 1: Alignment of AngloGold
Ashanti’s sustainability policies to the
ICMM’s 10 SD Principles and Mandatory
Requirements in ICMM Position Statements.
•
Subject Matter 2: Material sustainable
development risks and opportunities
and the views and expectations of our
stakeholders.
•
Subject Matter 3: The existence and
status of implementation of systems and
approaches that the company is using to
manage material sustainable development
risks and opportunities.
•
Subject Matter 4: Performance against
a number of key performance indicators
chosen for reporting which reﬂect the issues
which are material for the business.
•
AngloGold’s self-declared assertion that the
Report is “in-accordance with” the core-
level GRI G4 Guidelines.
In addition to obtaining external assurance
for selected key sustainability performance
indicators as reported in the Sustainable
USEFUL LINKS
View EYs full assurance report here
SUSTAINABLE DEVELOPMENT REPORT
2017
121
Data tables
Reporting assurance
About this report
Leadership
Strategy
Material issues
Our 2017 performance

OUR 2017
SUITE OF REPORTS
Click on any of the links below to
download the relevant PDF
<IR>
Integrated Report
<SD>
Sustainable Development Report
<AFS>
Annual Financial
Statements
<NOM>
Notice of Annual General
Meeting and Summarised
Financial Information
(Notice of Meeting)
<R&R>
Mineral Resource and
Ore Reserve Report
<WWW>
www.aga-reports.com
Integrated Report
<IR>
is the primary
document in our suite of reports and
provides a comprehensive overview
of our performance in relation to our
strategic objectives and the outlook for the
company. Both ﬁnancial and non-ﬁnancial
performance are reviewed.
Notice of Annual General Meeting and
Summarised Financial Information
(Notice of Meeting)
<NOM>
is produced
and posted to shareholders in line with
the JSE Listings Requirements and
the requirements of the South African
Companies Act, 71 of 2008,
as amended (Companies Act).
Sustainable Development Report
<SDR>
,
compiled in line with the Global Reporting
Initiatives’ (GRI’s) latest G4 guidelines, is
published together with the accompanying
GRI scorecard and supplementary data.
Mineral Resource and Ore Reserve
Report
<R&R>
, presented in line with the
SAMREC and JORC codes, provides
detailed information on all our operations
and projects.
Annual Financial Statements
<AFS>
are prepared in accordance with the
International Financial Reporting
Standards (IFRS).
A dedicated annual reporting website,
www.aga-reports.com, hosts PDFs of the full
suite of these reports to facilitate ease
of access by and communication with
our stakeholders.
AngloGold Ashanti Limited’s (AngloGold Ashanti ’s)
2017 suite of reports comprises:
MINE
RAL
RESO
RESOU
URCE
AND
ORE
E
RESE
RESE
RVE
REPO
EPORT
RT 2
017
1
NOTICE OF
NOTICE OF
ANNU
ANNUAL G
ENERAL
MEET
ETING
ING
2017
ANNUAL
ANNUA
AL
FINANCIAL
STAT
TATEMEN
EMEN
TS 2
TS 2
017
0
SUSTAINABLE DEVELOPMENT REPORT
2017
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Strategy
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Our 2017 performance

www.anglogoldashanti.com /
www.aga-reports.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 29, 2018
By:
/s/ M E SANZ PEREZ________
Name:       M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance